 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 1997

                                                     REGISTRATION NO. 333-37205
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
COMPASS INTERNATIONAL SERVICES CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
         DELAWARE                    7322                    22-3540815
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF      INDUSTRIAL CLASSIFICATION      IDENTIFICATION NO.)
     INCORPORATION OR              CODE NO.)
      ORGANIZATION)

   ONE PENN PLAZA, SUITE 4430, NEW YORK, NEW YORK 10119; (212) 967-7770 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                             MICHAEL J. CUNNINGHAM

                              ONE PENN PLAZA

                                SUITE 4430

                         NEW YORK, NEW YORK 10119

                              (212) 967-7770
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
        HOWARD S. LANZNAR, ESQ.                    NEIL GOLD, ESQ.
       MARGUERITE M. ELIAS, ESQ.             CAROLINE AIKEN KOSTER, ESQ.
         KATTEN MUCHIN & ZAVIS               FULBRIGHT & JAWORSKI L.L.P.
        525 WEST MONROE STREET                    666 FIFTH AVENUE
              SUITE 1600                             31ST FLOOR
        CHICAGO, ILLINOIS 60661               NEW YORK, NEW YORK 10103
            (312) 902-5200                         (212) 318-3000
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box [_] .
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering: [_] .
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] .
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [X].
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                       PROPOSED
 TITLE OF EACH CLASS OF        AMOUNT              PROPOSED             MAXIMUM          AMOUNT OF
    SECURITIES TO BE            TO BE               MAXIMUM            AGGREGATE       REGISTRATION
       REGISTERED            REGISTERED         OFFERING PRICE      OFFERING PRICE          FEE
---------------------------------------------------------------------------------------------------
Common Stock............  4,715,000 shares(1)  $12.50 per share(2)  $58,937,500(2)      $17,860(3)
---------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes 615,000 shares to be offered upon exercise of the Underwriters' over-allotment option.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 of Regulation C under the Securities Act of 1933, as amended.

(3) Previously paid.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED DECEMBER 8, 1997

                                4,100,000 SHARES

                                      LOGO
                   COMPASS INTERNATIONAL SERVICES CORPORATION

                                  COMMON STOCK

  All of the shares of Common Stock offered hereby are being offered by Compass International Services Corporation ("Compass" or the "Company").

  Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Common Stock will be between $10.50 and $12.50 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "CMPS."

  SEE "RISK FACTORS" COMMENCING ON PAGE 9 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       Price to    Underwriting    Proceeds to
                        Public     Discount(1)     Company(2)
--------------------------------------------------------------------
Per Share...........    $            $              $
Total(3)............    $            $              $
--------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company, estimated at $3,400,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 615,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will
    be $      , $      , and $      , respectively. See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of NationsBanc Montgomery Securities, Inc. on or about
               , 1997.

                                  -----------

NationsBanc Montgomery Securities, Inc.
                                                                 Lehman Brothers

                                          , 1997

  The inside front cover of the Prospectus contains five photographs depicting the various operations of the Company. In the upper left corner is the Company's logo.

                               ----------------

  Certain persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing, the purchase of Common Stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

                               PROSPECTUS SUMMARY

  Simultaneously with and as a condition to the closing of the Offering made by this Prospectus, Compass will acquire five business services outsourcing companies (the "Founding Companies"), in separate transactions (collectively, the "Acquisitions"), in exchange for cash and shares of its Common Stock. Unless otherwise indicated, all references to the "Company" herein include the Founding Companies and references to "Compass" shall mean Compass International Services Corporation prior to the effectiveness of the Acquisitions. For more information about the Acquisitions, see "Certain Transactions."

  The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all such financial information and share and per share data in this Prospectus (i) have been adjusted to give effect to the Acquisitions, (ii) give effect to the 112.1846-for-1 stock split that was effected on December 3, 1997, and (iii) assume that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  Compass was organized to create a leading provider of outsourced business services to public and private entities throughout the sales cycle (as illustrated below, the "Sales Cycle"). The five Founding Companies collectively provide accounts receivable management services, mailing services and teleservices to clients in a broad range of sectors including telecommunications, financial services, insurance, healthcare, education, government and utilities. In addition, through its proprietary Accelerated Payment Systems ("APS") process, one of the Founding Companies is a leading provider of telephonic check drafting services which enable clients to accept payments through checks authorized by phone. The Founding Companies, each of which has been in business for more than ten years, have collectively achieved substantial growth in recent years. On a pro forma combined basis, the Founding Companies' revenues increased from $30.9 million in 1992 to $71.8 million in 1996, representing a compound annual growth rate of 23.5%. Revenues of the Founding Companies for the nine months ended September 30, 1997 totaled $63.6 million on a pro forma combined basis.

  Upon the consummation of the Acquisitions, the Company's accounts receivable management services will include the recovery of traditional delinquent accounts from both consumer and commercial debtors and the management of early stage delinquencies. Mailing services will include lead generating direct mail, often to prompt inbound sales calls, and direct mail for billing, payment processing or collection purposes. Mailing services will also include presorting, freight and drop shipping, data processing, laser printing, mailing list rental and order fulfillment. Teleservices will include outbound telemarketing, inbound customer service and inbound sales. Each of the services to be provided by the Company, including APS, can be utilized at various stages of the Sales Cycle. Upon completion of the Offering, the Company will be one of the largest providers of its services in the United States in terms of revenues, servicing clients from 12 call centers in ten states equipped with a total of approximately 861 workstations, a mail processing center in Texas, four sales centers in the United States and one sales center in the United Kingdom.

  Companies are increasingly outsourcing to third party experts a variety of non-core business functions throughout the Sales Cycle, and the Company believes, although there can be no assurance, that this trend toward outsourcing will continue. In addition to the general trend toward outsourcing, management believes that a number of significant factors and trends are creating opportunities in the Company's businesses. Both the accounts receivable management industry and the direct marketing industry have experienced significant growth in recent years. According to a recent report concerning the accounts receivable management industry, receivables outsourced to third parties for management and recovery in the United States increased from approximately $79.0 billion in 1994 to approximately $84.3 billion in 1995, an increase of approximately 6.7%.

The Direct Marketing Association estimates that direct marketing advertising expenditures in the United States for telemarketing increased from approximately $42.4 billion in 1991 to $57.8 billion in 1996, a compound annual growth rate of 6.4%, while direct mail advertising expenditures increased from approximately $24.5 billion to $34.6 billion during the same period, a compound annual growth rate of 7.1%. Each of the accounts receivable management, direct mail and teleservices industries is highly fragmented, includes a large number of small, independent businesses and is currently experiencing consolidation. The Company believes significant opportunities are available to a well capitalized company providing a broad offering of outsourced business services with a high level of customer service.

  Compass believes that companies are increasingly seeking partners who can provide a comprehensive set of outsourced services, spanning the entire Sales Cycle, while maintaining a high level of client service. The diagram below illustrates the processes that comprise the Sales Cycle, from direct marketing through accounts receivable collection, and the services to be provided by the Company that can be utilized at various stages throughout the Sales Cycle.

LOGO

  The Company's goal is to become a leading, single-source provider of outsourced business services throughout the Sales Cycle. In order to achieve this goal, the Company intends to: (i) provide a broad array of complementary business services; (ii) focus on high quality client service; (iii) leverage and expand its technology and operational infrastructures; and (iv) operate with a decentralized management structure.

  The Company intends to implement a focused internal growth strategy and pursue an aggressive acquisition program.

  INTERNAL GROWTH STRATEGY. While the Company intends to acquire additional outsourcing services companies, strong internal growth remains the core of the Company's growth strategy. A key element of the internal growth strategy is to capitalize on significant cross-selling opportunities. Each of the Founding Companies is a specialist in the services it provides and has many long standing relationships with large clients that have multiple outsourcing needs. Combining the Founding Companies will enable the Company to capitalize on existing clients' desires for a single point of service, and to offer bundled services by leveraging the Founding Companies' client relationships and reputations for quality. The Company expects to use the expertise of the Founding Companies as a point of entry with new clients. In addition, the Company intends to: (i) implement an aggressive, coordinated marketing program;
(ii) selectively expand its service offerings with the goal of providing integrated "end-to-end" services to clients throughout the Sales Cycle; (iii) implement best practices throughout the Company's operations; (iv) achieve economies of scale; and (v) pursue opportunities in the growing international market.

  ACQUISITION STRATEGY. Compass believes that industry trends toward consolidation and increased acceptance of outsourcing create opportunities for expansion of the Company's business. The Company intends to capitalize on the highly fragmented nature of the industries in which it competes by implementing an aggressive strategic acquisition program following the Offering. Using the Founding Companies as platforms for growth and consolidation, the Company will pursue acquisitions within the industry segments and markets currently served by the Founding Companies to add to the growth of its existing businesses and gain market share. In addition, the Company plans to acquire additional companies that broaden and complement its menu of services and the markets it serves.

  The Company's ability to successfully execute its internal growth and acquisition strategies is subject to certain risks and will depend on certain factors including, without limitation, the absence of a combined operating history and the Company's ability to: (i) effectively manage growth; (ii) market and cross-sell its services while maintaining high quality and expanding the services offered; (iii) recruit and retain qualified personnel; (iv) identify, acquire and integrate new businesses; and (v) access additional capital. See "Risk Factors" beginning on page 9 of this Prospectus.

                                THE ACQUISITIONS

  Compass has conducted no operations and generated no revenues to date, and its management group was assembled only recently, in June 1997. Compass has entered into agreements to acquire all of the outstanding capital stock of each of the Founding Companies. The aggregate consideration to be paid by Compass consists of approximately $19.2 million in cash and 5,435,691 shares of Common Stock. The cash consideration to be paid for each Founding Company is subject to possible post-closing adjustment based upon adjusted 1997 earnings. The maximum possible increase and decrease in the cash consideration to be paid by Compass is approximately $4.1 million and $8.2 million, respectively. Pursuant to the Acquisitions, the Company will assume the outstanding indebtedness of the Founding Companies. The consummation of each Acquisition is contingent upon the consummation of the Offering and customary closing conditions. The Acquisition Agreements contain covenants not to compete and require certain executives of the Founding Companies to enter into employment agreements with their respective Founding Companies upon consummation of the Acquisitions. One executive from each of the Founding Companies will be appointed to Compass' Board of Directors following the consummation of the Offering. See "The Company," "Management--Executive Compensation; Employment Agreements; Covenants Not to Compete" and "Certain Transactions."

  The Company's executive offices are located at One Penn Plaza, Suite 4430, New York, New York 10119, and its telephone number is (212) 967-7770.

                                  THE OFFERING

Common Stock offered by the
 Company........................... 4,100,000 shares
Common Stock to be outstanding
 after the Offering................ 11,218,460 shares(1)
Use of proceeds.................... To pay the cash portion of the purchase price for the Founding Companies, to retire
                                    certain outstanding indebtedness of the
                                    Founding Companies, and for working capital
                                    and general corporate purposes, including
                                    future acquisitions. See "Use of Proceeds."
Proposed Nasdaq National Market
 symbol............................ CMPS

--------
(1) Does not include: (i) up to 2,000,000 additional shares reserved for issuance pursuant to the Company's 1997 Employee Incentive Compensation Plan (the "Incentive Plan"), of which options to purchase 690,000 shares of Common Stock will be granted under the Incentive Plan concurrently with the Offering at an exercise price equal to the initial public offering price;
    (ii) 500,000 additional shares reserved for issuance under the Company's Employee Stock Purchase Plan; or (iii) 100,000 shares of Common Stock issuable upon the exercise of warrants to be issued concurrently with the Offering. See "Management--1997 Employee Incentive Compensation Plan" and "--Employee Stock Purchase Plan" and "Certain Transactions."

                   SUMMARY PRO FORMA COMBINED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  Compass will acquire the Founding Companies simultaneously with and as a condition to the consummation of this Offering. For financial statement presentation purposes, The Mail Box, Inc., one of the Founding Companies, has been designated as the accounting acquiror. The following unaudited summary pro forma combined financial data present certain data for the Company as adjusted to give effect to (i) the consummation of the Acquisitions, (ii) certain pro forma adjustments to the historical financial statements, including adjustments for three acquisitions completed by Bomar (as defined below under the heading "The Company") since August 1996, and (iii) the consummation of this Offering and the application of the net proceeds therefrom. See the Unaudited Pro Forma Combined Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                       PRO FORMA COMBINED
                                                --------------------------------
                                                 YEAR ENDED   NINE MONTHS ENDED
                                                DECEMBER 31,    SEPTEMBER 30,
                                                ------------ -------------------
                                                    1996       1996      1997
                                                ------------ --------- ---------
STATEMENT OF OPERATIONS DATA (1):
Revenues......................................     $71,783     $52,043   $63,619
Operating expenses............................      44,474      31,868    38,905
                                                 ---------   --------- ---------
  Gross profit................................      27,309      20,175    24,714
Selling, general and administrative expenses
 (2)..........................................      20,169      14,954    17,143
Amortization of goodwill and other intangibles
 (3)..........................................       1,677       1,258     1,258
                                                 ---------   --------- ---------
  Income from operations......................       5,463       3,963     6,313
Other expense, net (4)........................         210         209       496
                                                 ---------   --------- ---------
Income before income taxes....................       5,253       3,754     5,817
  Provision for income taxes (5)..............       2,772       2,005     2,830
                                                 ---------   --------- ---------
Net income....................................     $ 2,481     $ 1,749   $ 2,987
                                                 =========   ========= =========
Net income per share..........................     $  0.25     $  0.18   $  0.30
                                                 =========   ========= =========
Shares used in computing net income per share
 (6)..........................................   9,918,488   9,918,488 9,918,488

                                                        SEPTEMBER 30, 1997
                                                     --------------------------
                                                      PRO FORMA         AS
                                                     COMBINED (7)   ADJUSTED (8)
                                                     ------------   -----------
BALANCE SHEET DATA:
Working capital (deficit)...........................   $(22,642)(9)   $12,091
Total assets........................................     87,611        94,704
Total long-term debt, net of current portion........      7,832         2,115
Stockholders' equity................................     36,018        76,468

--------
(1) The pro forma combined statement of operations data assume that the Acquisitions and the Offering were consummated on January 1, 1996, are not necessarily indicative of the operating results that would have been achieved had these events actually then occurred and should not be construed as representative of future operating results. The summary pro forma combined statement of operations data should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements and the notes thereto and the historical financial statements of Compass and the Founding Companies and the notes thereto included elsewhere in this Prospectus.

(2) The pro forma combined statement of operations data reflect reductions in salaries, bonuses and benefits to the stockholders of the Founding Companies to which they have agreed prospectively in the employment agreements to be entered into upon consummation of the Offering (the "Compensation Differential"). The Compensation Differential was approximately $3.4 million, $2.4 million and $3.1 million for the year ended December 31, 1996 and the nine months ended September 30, 1996 and 1997, respectively. Additionally, the pro forma combined statement of operations data reflect the elimination of a compensation charge of approximately $1.3 million associated with the issuance of NCMC shares to certain key employees and a director of NCMC.

(3) Reflects (i) the amortization of goodwill of $56.0 million to be recorded as a result of the Acquisitions over periods ranging from 15 to 40 years; and (ii) the amortization of $1.0 million in intangible assets over a period of 15 years.
(4) Reflects a reduction of interest expense associated with long term debt to be repaid from the proceeds of the Offering of $271,000 for the year ended December 31, 1996, and $178,000 and $345,000 for the nine months ended September 30, 1996 and 1997, respectively, and a reduction of interest income of $61,000 for the year ended December 31, 1996 and $47,000 and $54,000 for the nine-month periods ended September 30, 1996 and 1997, respectively, relating to stockholder notes to be paid off upon consummation of the Offering.
(5) Assumes that all income is subject to a corporate income tax rate of 40% and that all goodwill is non-deductible.

(6) Includes: (i) 1,682,769 shares issued to BGL Capital Partners, L.L.C. ("BGL"), and management of Compass; (ii) 5,435,691 shares issued to owners of the Founding Companies in connection with the Acquisitions; and (iii) 2,800,028 shares representing the number of shares sold in the Offering necessary to pay the cash portion of the consideration for the Acquisitions, to pay the underwriting discount and estimated expenses of the Acquisitions and the Offering, and to repay certain indebtedness assumed by Compass in the Acquisitions, net of repayment of stockholder receivables. See "Certain Transactions."
(7) The pro forma combined balance sheet data assume that the Acquisitions were consummated on September 30, 1997, are not necessarily indicative of the financial position that would have been achieved had these events actually then occurred and should not be construed as representative of future financial position. The summary pro forma balance sheet data should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements and the notes thereto and the historical financial statements of Compass and the Founding Companies and the notes thereto included elsewhere in this Prospectus.
(8) Adjusted to reflect the sale of the 4,100,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."
(9) Includes $19.2 million payable to stockholders of the Founding Companies, representing the cash portion of the consideration for the Acquisitions to be paid from the net proceeds of the Offering. See "Use of Proceeds" and "Notes to Unaudited Pro Forma Combined Financial Statements."

               SUMMARY INDIVIDUAL FOUNDING COMPANY FINANCIAL DATA
                                 (IN THOUSANDS)

  The following table presents summary operating data for each of the Founding Companies (see "The Company" for the complete names of each Founding Company) on a historical basis for the periods indicated.

                                                             NINE MONTHS ENDED
                              YEARS ENDED DECEMBER 31,(1)    SEPTEMBER 30,(1)
                             ------------------------------  ------------------
                               1994      1995       1996       1996      1997
                             --------- ---------  ---------  --------  --------
MAIL BOX:
 Revenues..................  $  15,354 $  17,370  $  26,156  $ 18,472  $ 23,188
 Operating expenses........     11,168    12,402     17,953    12,816    15,286
                             --------- ---------  ---------  --------  --------
 Gross profit..............      4,186     4,968      8,203     5,656     7,902
 Selling, general and
  administrative expenses..      3,442     4,370      5,891     4,185     5,642
                             --------- ---------  ---------  --------  --------
 Income from operations....  $     744 $     598  $   2,312  $  1,471  $  2,260
                             ========= =========  =========  ========  ========
NCMC(2):
 Revenues..................  $   8,874 $  12,287  $  13,579  $ 10,055  $ 11,759
 Operating expenses........      4,550     6,322      7,945     5,806     7,314
                             --------- ---------  ---------  --------  --------
 Gross profit..............      4,324     5,965      5,634     4,249     4,445
 Selling, general and
  administrative expenses..      3,400     4,328      4,798     3,680     5,065
                             --------- ---------  ---------  --------  --------
 Income from operations....  $     924 $   1,637  $     836  $    569  $   (620)
                             ========= =========  =========  ========  ========
BOMAR:
 Revenues..................  $   6,859 $   7,416  $   9,597  $  7,040  $ 10,268
 Operating expenses........      3,952     4,229      5,814     4,318     5,914
                             --------- ---------  ---------  --------  --------
 Gross profit..............      2,907     3,187      3,783     2,722     4,354
 Selling, general and
  administrative expenses..      2,490     2,934      3,458     2,458     3,705
                             --------- ---------  ---------  --------  --------
 Income from operations....  $     417 $     253  $     325  $    264  $    649
                             ========= =========  =========  ========  ========
MID-CONTINENT:
 Revenues..................  $   9,086 $   8,763  $   9,038  $  6,810  $  7,066
 Operating expenses........      2,963     2,851      2,875     2,210     2,294
                             --------- ---------  ---------  --------  --------
 Gross profit..............      6,123     5,912      6,163     4,600     4,772
 Selling, general and
  administrative expenses..      5,862     5,974      6,054     4,509     4,677
                             --------- ---------  ---------  --------  --------
 Income (loss) from
  operations...............  $     261 $     (62) $     109  $     91  $     95
                             ========= =========  =========  ========  ========
IMPACT(3):
 Revenues..................  $   6,698 $   8,748  $   8,869  $  5,950  $  8,958
 Operating expenses........      4,705     6,108      6,961     4,356     6,708
                             --------- ---------  ---------  --------  --------
 Gross profit..............      1,993     2,640      1,908     1,594     2,250
 Selling, general and
  administrative expenses..      1,787     2,590      2,108     1,597     2,089
                             --------- ---------  ---------  --------  --------
 Income (loss) from
  operations...............  $     206 $      50  $    (200) $     (3) $    161
                             ========= =========  =========  ========  ========

--------
(1) Selling, general and administrative expenses for the Founding Companies for each of the years in the three-year period ended December 31, 1996 and for the nine months ended September 30, 1996 and 1997 do not include a reduction for the Compensation Differential as indicated below. The historical Compensation Differential shown for Bomar does not include $86,000, $73,000, $169,000, $67,000 and $64,000, for the years ended
    December 31, 1994, 1995 and 1996, for the nine months ended September 30, 1996 and the eight months ended August 31, 1997, respectively, related to Bomar's acquisition of FCCI which was completed in September 1997.

                                                               NINE MONTHS ENDED
                                     YEARS ENDED DECEMBER 31,    SEPTEMBER 30,
                                    -------------------------- -----------------
                                      1994     1995     1996     1996     1997
                                    -------- -------- -------- -------- --------
   MAIL BOX.......................  $    152 $    310 $    875 $    520 $  1,299
   NCMC...........................        75      169      210      161       90
   BOMAR..........................       456      658      986      830      715
   MID-CONTINENT..................       981    1,057    1,161      868      968
   IMPACT.........................       --       --       --       --       --
                                    -------- -------- -------- -------- --------
    Total.........................  $  1,664 $  2,194 $  3,232 $  2,379 $  3,072
                                    ======== ======== ======== ======== ========

(2) NCMC's operating data for the nine months ended September 30, 1997 includes a compensation charge of approximately $1.3 million associated with the issuance of NCMC shares to certain key employees.
(3) Impact's operating data for the years ended December 31, 1994 and 1995 reflect the operating results for the year ended September 30 for its affiliate, Impact Tele-marketing, Inc.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. In addition to the other information contained in this Prospectus, the following factors should be considered carefully before purchasing any of the shares of Common Stock offered hereby.

ABSENCE OF COMBINED OPERATING HISTORY; RISKS OF INTEGRATION

  Compass was recently formed and has conducted no operations and generated no revenues to date. Compass has entered into agreements to acquire the Founding Companies simultaneously with and as a condition to the closing of the Offering. Approximately $31.1 million of the net proceeds from the Offering will be used to pay the cash portion of the purchase price for the Founding Companies and to repay certain indebtedness assumed by the Company in the Acquisitions. The Founding Companies have been operating as separate independent entities. Currently, the Company has no centralized financial reporting system and will initially rely on the existing reporting systems of the Founding Companies. The success of the Company will depend, in part, on the Company's ability to integrate the operations of the Founding Companies, including centralizing certain functions to achieve cost savings and developing programs and processes that will promote cooperation and the sharing of opportunities and resources among the Founding Companies. The Company's management group has been assembled only recently and there can be no assurance that the management group will effectively be able to oversee the combined entity and implement the Company's operating or growth strategies. Further, to the extent that the Company is able to implement its acquisition strategy, the resulting growth of the Company will place significant demands on management and on the Company's internal systems and controls. There can be no assurance that the newly assembled management group will effectively be able to direct the Company through a period of significant growth.

  A number of the Founding Companies offer different services, employ different technologies and operating systems and target different markets and client segments. These differences increase the risk inherent in successfully completing integration of the Founding Companies. Further, there can be no assurance that the Company's integration strategy will be successful, or that the clients of the Founding Companies will accept the Company as a provider of a variety of outsourced business services. In addition, there can be no assurance that the operating results of the Company will match or exceed the combined individual operating results achieved by the Founding Companies prior to the Offering.

POTENTIAL ADVERSE EFFECT IF COMPANY IS UNABLE TO MANAGE GROWTH

  The Company expects to grow internally and through acquisitions. The Company expects to expend significant time and effort in expanding existing businesses and identifying, completing and integrating acquisitions. The Company's ability to manage growth successfully will require the Company to continue to improve its operations, management and financial systems and controls as well as expand its employee work force. Any future growth can be expected to place significant additional responsibilities on the Company's management, operations, employees and resources. There can be no assurance the Company will be able to maintain or accelerate its current growth, effectively manage its expanding operations or achieve planned growth on a timely or profitable basis. To the extent that the Company is unable to manage its growth efficiently and effectively, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business-- Growth Strategy" and "Management."

NO ASSURANCE OF SUSTAINED INTERNAL GROWTH; POTENTIAL ADVERSE EFFECT OF DECENTRALIZED OPERATING STRATEGY

  A key element of the Company's strategy is to generate internal growth by capitalizing on cross-selling opportunities, generating new clients through aggressive marketing and expanding its service offerings. Internal growth will depend upon factors including the effective initiation, development and maintenance of client relationships; the expansion of marketing operations; the Company's ability to maintain the high quality of the services and products it offers and to expand such services and products; and the recruitment, motivation and retention of qualified management and other personnel. Sustaining growth will also require continued access by the Company to capital, the successful cross-selling of products and services among the Founding Companies and realization by the Company of economies of scale. There can be no assurance that the Company's strategies will continue to generate internal growth or that it will be able to generate cash flow adequate for its operations and to support growth. A key component of the Company's strategy is to operate the Founding Companies and subsequently acquired businesses on a decentralized basis, with local management retaining responsibility for day-to-day operations, profitability and the growth of the business. If proper overall business controls are not implemented, this decentralized operating strategy could result in inconsistent operating and financial practices at the Founding Companies and subsequently acquired businesses and the Company's overall profitability could be adversely affected. See "Business--Growth Strategy."

DEPENDENCE ON ACQUISITIONS; POTENTIAL INABILITY TO CONSUMMATE ACQUISITIONS AND INTEGRATE ACQUIRED BUSINESSES

  A significant element in the Company's growth strategy is the acquisition of additional outsourced business services companies that will add to the growth of or complement its existing businesses. There can be no assurance that the Company will be able to identify or reach mutually agreeable terms with acquisition candidates and their owners, or that the Company will be able to profitably manage additional businesses or successfully integrate such additional businesses into the Company without substantial costs, delays or other problems. In addition, acquisitions may involve a number of special risks, including adverse short-term effects on the Company's reported operating results; diversion of management's attention; dependence on retention, hiring and training of key personnel; unanticipated problems or legal liabilities; and amortization of acquired intangible assets. Some or all of these risks could have a material adverse effect on the Company's operations and financial performance. In addition, increased competition for attractive acquisition candidates may develop, in which case there may be fewer acquisition opportunities available to the Company as well as high acquisition prices. There can be no assurance that the Founding Companies or other businesses acquired in the future will achieve anticipated revenues or earnings.

POTENTIAL NEED FOR ADDITIONAL FINANCING TO FUND FUTURE ACQUISITIONS

  The Company currently intends to finance future acquisitions by using its Common Stock for all or a portion of the consideration to be paid. In the event that the Common Stock does not maintain sufficient value, or potential acquisition candidates are unwilling to accept Common Stock as consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to continue its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain capital through additional debt or equity financings. There can be no assurance that such debt or equity financings will be obtained or that, if obtained, such financing will be on terms that are favorable to the Company or sufficient for the Company's needs. If the Company is unable to obtain sufficient financing, it may be unable to fully implement its acquisition strategy.

MATERIAL AMOUNT OF INTANGIBLE ASSETS

  Approximately $56.0 million, or 59.1%, of the Company's as adjusted pro forma total assets as of September 30, 1997, represents goodwill subsequent to the Acquisitions. Goodwill is an intangible asset that represents the difference between the aggregate purchase price for the assets acquired and the amount of such purchase price allocated to such assets for purposes of the Company's pro forma balance sheet. The Company will amortize the goodwill from the Acquisitions over periods ranging from 15 to 40 years with the amount amortized in a particular period constituting an expense that reduces the Company's net income for that period. The amount amortized, however, will not give rise to a deduction for tax purposes. In addition, the Company will be required to amortize the goodwill, if any, from any future acquisitions. Under accounting rules, the Company is required to periodically evaluate if goodwill has been impaired by reviewing the cash flows of acquired companies and comparing such amounts with the carrying value of the associated goodwill. If goodwill is impaired, the Company would be required to write down goodwill and incur a related charge to its income. A reduction in net income resulting from the amortization or writedown of goodwill could have an adverse impact upon the market price of the Common Stock.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  Results for any quarter are not necessarily indicative of the results that the Company may achieve for any subsequent quarter or a full fiscal year. Quarterly results may vary materially as a result of the timing and structure of acquisitions, the timing and magnitude of costs related to such acquisitions or the gain or loss of material client relationships. Since a significant portion of the Company's revenues are generated on a project-by-project basis, the timing or completion of material projects could result in fluctuations in the Company's results of operations for particular quarterly periods. Because the anticipated financial benefits of the combination of the Founding Companies may not be generated immediately, if at all, the Company's initial results as a combined company may reflect corporate overhead that exceeds the realized benefits. Unexpected variations in quarterly results could also adversely affect the price of the Common Stock, which in turn could limit the ability of the Company to make acquisitions.

PATENT LITIGATION; DEPENDENCE ON PROPRIETARY TECHNOLOGY
  The success of the Company's APS business is dependent in part upon a patent covering the APS process (the "APS Patent") that was purchased by and assigned to the Company in 1996. NCMC is currently engaged in several disputes with respect to the APS Patent. NCMC has filed suit against the former owner and inventor of the APS Patent (collectively, the "Defendants"), alleging that the Defendants have breached the agreement between NCMC and the Defendants and violated NCMC's exclusive rights to the APS Patent and related intellectual property used in the APS portion of NCMC's business. The Defendants have filed a counterclaim that seeks, among other things, rescission of the agreement under which NCMC purchased the APS Patent, restoration of a prior agreement pursuant to which the Defendants licensed the APS Patent to NCMC, return of the APS Patent to the Defendants and unspecified damages. There can be no assurances that Defendants will not prevail with respect to some or all of their counterclaims. If the purchase agreement is rescinded and the prior license agreement restored, the royalties payable by NCMC would be higher than those currently being paid, damages could be assessed and the ownership of the APS Patent would be transferred to the Defendants. See "Business--Litigation."

  NCMC is currently a plaintiff in two other lawsuits in which NCMC is alleging that a competitor and a former customer are infringing the APS Patent. These defendants have denied any infringement and filed counterclaims seeking a declaration that the APS Patent is invalid. There can be no assurances that NCMC will prevail in these or other patent infringement actions it may pursue, that the APS Patent will not be declared invalid or that the loss of either of these two lawsuits or the defendants' counterclaims will not have a material adverse effect on the Company's business, results of operations or financial condition. See "Business--Litigation." In addition, there can be no assurances that the Company's competitors will not be able to develop similar or better technology than the APS Patent.

DEPENDENCE ON LABOR FORCE
  The Company's success depends in part on its ability to recruit, hire, train and retain qualified employees. The Company's operations are very labor intensive and have experienced high personnel turnover. A significant increase in the Company's employee turnover rate could increase the Company's recruiting and training costs and decrease operating efficiencies and productivity. If the Company's growth strategy is successful, the Company will be required to recruit, hire and train qualified personnel at an accelerated rate. There can be no assurance that the Company will be able to hire, train and retain a sufficient labor force of qualified employees. Because a significant portion of the Company's operating costs consist of wages to hourly workers, an increase in wages, costs of employee benefits or employment taxes could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, certain of the Company's facilities are located in geographic areas with relatively low unemployment rates, thus potentially making it more difficult and costly to hire qualified personnel.

DEPENDENCE ON CERTAIN SECTORS; CONTRACT RISKS
  Most of the Company's revenues are derived from clients in the telecommunications, financial services, education, healthcare, retail and commercial, insurance, government and utilities sectors. A significant reduction in expenditures in these sectors or trends to reduce or eliminate the use of third-party services could have a materially adverse impact on the Company's business, results of operations and financial condition. The Company enters into contracts with most of its clients which define, among other things, general fee arrangements, the basic scope of services and termination provisions. Clients may usually terminate such contracts on short notice. Accordingly, there can be no assurance that existing clients will continue to use the Company's services at historical levels, if at all. The Company's 10 largest clients in 1996 accounted for approximately 39.8% of the Company's revenues on a pro forma combined basis. During 1996 and the nine months ended September 30, 1997, VarTec Telecom, Inc. ("VarTec") accounted for 11.2% and 17.6%, respectively, of the Company's revenues on a pro forma combined basis. The Company's contract with VarTec allows for termination on short notice. A significant reduction in business from VarTec could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Client Relationships."

COMPETITION
  The markets in which the Company competes are highly competitive, and the Company expects competition to persist and intensify in the future. The Company's competitors include small firms offering specific business services, divisions of large entities, large independent firms and, most significantly, the in-house operations of clients or potential clients. Some of the Company's competitors have substantially greater financial, marketing and other resources, offer more diversified services and operate in broader geographic areas than the Company. There can be no assurance that additional competitors with greater resources than the Company will not enter the Company's markets. All of the services offered by the Company may be performed in-house. Many larger clients retain multiple service providers which exposes the Company to continuous competition in order to remain a preferred vendor. There can be no assurance that outsourcing of the services performed by the Company will continue or that existing Company clients will not bring some or all of such services in-house.

RELIANCE ON MANAGEMENT

  The Company's operations are dependent on the efforts of Michael J. Cunningham, its Chief Executive Officer, Mahmud U. Haq, its President and Chief Operating Officer, and Richard A. Alston, its Chief Financial Officer, as well as the senior management of the Founding Companies. Furthermore, the Company will likely be dependent on the senior management of any businesses acquired in the future. If any of these individuals becomes unable to continue his role, the Company's business or prospects could be adversely affected. There can be no assurance that such individuals will continue in their present capacities for any particular period of time. The Company does not intend to obtain key man life insurance covering any of its executive officers or members of senior management of the Founding Companies. See "Management-- Executive Officers and Directors" and "--Executive Compensation; Employment Agreements; Covenants Not to Compete."

DEPENDENCE ON TELEPHONE AND POSTAL SERVICE

  The Company's business is materially dependent upon service provided by various local and long distance telephone companies and the United States Postal Service. Rate increases imposed by telephone companies would increase the Company's operating expenses and adversely affect its operating results to the extent that the Company is unable to pass the increases through to its clients. A significant increase in postage rates could adversely affect the demand for the mailing services provided by the Company. Any significant interruption or capacity limitation in either service would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Services Offered."

GOVERNMENT REGULATION

  The accounts receivable management and telemarketing industries are regulated under various federal and state statutes. The Company is subject to the Fair Debt Collection Practices Act (the "FDCPA") and various state debt collection laws, which, among other things, establish specific guidelines and procedures debt collectors must follow in communicating with consumer debtors, including the time, place and manner of such communications. The accounts receivable management business is also subject to state regulation, and some states require that the Company be licensed as a debt collection company. The Company is also subject to the Fair Credit Reporting Act (the "FCRA"), which regulates the consumer credit reporting industry and which may impose liability on the Company to the extent that the adverse credit information reported on a consumer to a credit bureau is false, inaccurate or outside of the scope of the Company's transactions with such consumers. With respect to the other teleservices offered by the Company, including telemarketing, the Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentations in telemarketing sales. The FTC's telemarketing sales rules, among other things, limit the hours during which telemarketers may call, prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation and specifically address other perceived telemarketing abuses in the offering of prizes and the sale of investment opportunities. In addition, the Telephone Consumer Protection Act of 1991 (the "TCPA") restricts the use of automated telephone equipment for telemarketing purposes, including limiting the hours during which telemarketers may call consumers and prohibiting the use of automated telephone dialing equipment to call certain telephone numbers. A number of states also regulate telemarketing and some states have enacted restrictions similar to the TCPA. The failure to comply with applicable statutes and regulations could have a materially adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that additional federal or state legislation, or changes in regulatory implementation, would not limit the activities of the Company in the future or significantly increase the cost of regulatory compliance.

  Several of the industries served by the Company are also subject to varying degrees of government regulation. Although compliance with these regulations is generally the responsibility of the Company's clients, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations.

RISK OF BUSINESS INTERRUPTION

  The Company's operations are dependent upon its ability to protect its call centers, computer and telecommunications equipment and software systems against damage from fire, power loss, telecommunications interruption or failure, natural disaster and other similar events. In the event the Company experiences a temporary or permanent interruption through casualty, operating malfunction or otherwise, the Company's business could be materially adversely affected and the Company may be required to pay contractual damages to some clients or allow some clients to terminate or renegotiate their contracts with the Company. The Company's property and business interruption insurance may not adequately compensate the Company for all losses that it may incur.

DEPENDENCE ON ABILITY TO RESPOND TO RAPIDLY CHANGING TECHNOLOGY

  The Company's business is highly dependent on its computer and telecommunications equipment and software systems. The Company's failure to maintain its technological capabilities or to respond effectively to technological changes could have a material adverse effect on the Company's business, results of operations or financial condition. The Company's future success also will be highly dependent upon its ability to enhance existing services and introduce new services to respond to changing technological developments. There can be no assurance that the Company can successfully develop and bring to market any new services in a timely manner, that such services or products will be commercially successful or that competitors' technologies or services will not render the Company's products or services noncompetitive or obsolete.

CONTROL OF THE COMPANY BY INITIAL STOCKHOLDERS

  Following the completion of the Offering, the directors and executive officers of the Company and their affiliates and the former stockholders of the Founding Companies (collectively, the "Initial Stockholders") will beneficially own approximately 63.5% of the then outstanding shares of Common Stock (60.2% if the

Underwriters' over-allotment option is exercised in full). These persons, if acting in concert, will have the ability to exercise substantial control over the Company's affairs and would likely be able to elect a sufficient number of directors to control the Board and to approve or disapprove any matter submitted to a vote of stockholders. The Initial Stockholders have entered into an agreement whereby each party has agreed, for the five years following the Offering, to vote all shares of Common Stock held by them (i) for the nomination and reelection of the directors serving at the time of the Offering or such successors as shall be nominated in accordance with the agreement and
(ii) as to any other matter brought to a stockholder vote, in accordance with the recommendation of the then-incumbent Board of Directors. The ownership position of the Initial Stockholders may have the effect of delaying, deferring or preventing a change in control of the Company. See "Certain Transactions," "Principal Stockholders" and "Description of Capital Stock-- Stockholders' Agreement."

SUBSTANTIAL PROCEEDS OF OFFERING PAYABLE TO AFFILIATES

  Approximately $19.2 million, or 47.5%, of the net proceeds of the Offering will be used to pay the cash portion of the purchase price for the Founding Companies. Some of the recipients of these funds will become directors and/or officers of the Company and/or holders of more than 5.0% of the shares of Common Stock outstanding after the Offering. Certain of the Founding Companies have incurred an aggregate of approximately $5.1 million of indebtedness which is personally guaranteed by their principal stockholders and will be repaid from the net proceeds of the Offering. In addition, BGL, which will own 10.0% of the shares of Common Stock outstanding after the Offering, had incurred, through September 30, 1997, $1.8 million of expenses in connection with the Company's formation, the Offering and the Acquisitions. This amount and any additional amounts advanced by BGL prior to the consummation of the Offering, together with interest thereon at 8.0% per annum, will be repaid from the net proceeds of the Offering. See "Certain Transactions."

POTENTIAL ADVERSE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK

  The market price of the Common Stock of the Company could be adversely affected by the sale of substantial amounts of Common Stock of the Company in the public market following the Offering. The 4,100,000 shares of Common Stock being sold in the Offering will be freely tradeable unless acquired by affiliates (as that term is defined under the rules and regulations of the Securities Act of 1933, as amended (the "Securities Act")) of the Company, which shares will be subject to the resale limitations of Rule 144 ("Rule 144") promulgated under the Securities Act.

  Upon completion of the Offering, the holders of Common Stock who did not purchase shares in the Offering will own 7,118,460 shares of Common Stock, including (i) the stockholders of the Founding Companies who will receive, in the aggregate, 5,435,691 shares in connection with the Acquisitions and (ii) BGL and members of management who own 1,682,769 shares. These shares have not been registered under the Securities Act and, therefore, may not be sold unless registered under the Securities Act or sold pursuant to an exemption from registration, such as the exemption provided by Rule 144. Furthermore, these stockholders have agreed with Compass not to sell, transfer or otherwise dispose of any of these shares of Common Stock for a one-year period following the Offering. Such stockholders have certain piggyback registration rights beginning one year after the Offering and one demand registration right for the six month period beginning twenty months after the Offering with respect to their shares of Common Stock.

  The Company and the holders of all shares outstanding prior to the Offering (including the holders of shares issued in connection with the Acquisitions) have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of NationsBanc Montgomery Securities, Inc. except for: (i) in the case of the Company, Common Stock issued pursuant to any employee or director plan described herein or in connection with acquisitions; (ii) in the case of all such holders, the exercise of stock options pursuant to benefit plans described herein and shares of Common Stock disposed of as bona fide gifts; and (iii) in the case of BGL, distributions of Common Stock to its members, subject, in each case, to any remaining portion of the 180-day period applying to any shares so issued or transferred. See "Shares Eligible for Future Sale" and "Underwriting."

  The Company plans to register an additional 3,000,000 shares of its Common Stock under the Securities Act after completion of the Offering for use by the Company as consideration for future acquisitions. Upon such registration, these shares will generally be freely tradable after issuance, unless the resale thereof is contractually restricted. The registration rights described above will not apply to the registration statement to be filed with respect to these 3,000,000 shares. It is contemplated that the shares issued as consideration for future acquisitions will be subject to restrictions at least as restrictive as those described in the preceding paragraph. See "Shares Eligible for Future Sale."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or continue after the Offering. The initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after the Offering. See "Underwriting" for the factors to be considered in determining the initial public offering price. After the Offering, the market price of the Common Stock may be subject to significant fluctuations in response to numerous factors, including variations in the annual or quarterly financial results of the Company or its competitors, changes by financial research analysts in their estimates of the earnings of the Company or the failure of the Company to meet such estimates, conditions in the economy in general or in the industries in which the Company competes, unfavorable publicity or changes in applicable laws and regulations (or judicial or administrative interpretations thereof) affecting the Company or the industries in which the Company competes. From time to time, the stock market experiences significant price and volume volatility, which may affect the market price of the Common Stock for reasons unrelated to the Company's performance.

IMMEDIATE AND SUBSTANTIAL DILUTION

  The purchasers of the shares of Common Stock offered hereby will experience immediate dilution in the net tangible book value of their shares of approximately $9.76 per share. In the event the Company issues additional Common Stock in the future, including shares which may be issued in connection with future acquisitions, purchasers of Common Stock in this Offering may experience further dilution. See "Dilution."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

  The Board of Directors of the Company is authorized to issue preferred stock in one or more series without stockholder action. The Board of Directors of the Company serve staggered terms. The existence of this "blank-check" preferred stock and the staggered Board of Directors could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. Certain provisions of the Delaware General Corporation Law may also discourage takeover attempts that have not been approved by the Board of Directors. See "Management--Board of Directors" and "Description of Capital Stock."

                                  THE COMPANY

  Compass was formed to create a leading provider of outsourced business services to public and private entities throughout the Sales Cycle. Although it has conducted no operations to date, Compass has entered into agreements (the "Acquisition Agreements") to acquire the five Founding Companies simultaneously with, and as a condition to, the closing of the Offering. A brief description of each Founding Company is set forth below.

THE MAIL BOX, INC.

  The Mail Box, Inc. (together with its subsidiary, "Mail Box"), founded in 1971, provides direct mailing services, billing services, mail presorting, freight and drop shipping, data processing, laser printing, mailing list rental and other related services to companies located principally in the southwest United States. Mail Box also provides order fulfillment services and sells printed materials such as letterhead, envelopes and business forms. Mail Box is headquartered in Dallas where its operations are housed in four buildings containing approximately 338,000 square feet. In the twelve months ended June 30, 1997, Mail Box processed approximately 840 million pieces of mail, utilizing sophisticated technology in its lettershop, data processing and presort facilities. Mail Box has received the Mail Advertising Service Association's Award for Excellence in Education in 1996 for establishing the industry's first full-time training facility. In addition, Kenneth W. Murphy, Mail Box's chief executive officer, received in 1992 the United States Postal Service Industry Excellence Award which recognizes individuals who set standards for excellence in the mailing industry. Mail Box's clients include VarTec Telecom, Inc., Medic Computer Systems, Inc., Sears Roebuck & Co., Advantis Business Services, Inc., The Army and Air Force Exchange Services and Southwestern Bell Mobile Systems, Inc. Mail Box's revenues were $26.2 million in 1996 and $23.2 million in the nine months ended September 30, 1997.

NATIONAL CREDIT MANAGEMENT CORPORATION

  National Credit Management Corporation (together with its subsidiary, "NCMC"), founded in 1984, provides accounts receivable management services and, through its patented Accelerated Payment Systems ("APS") technology, telephonic check drafting services. NCMC is based in Hunt Valley, Maryland (a suburb of Baltimore), where it operates a call center and sales office, and operates an additional call center and sales office in Las Vegas. NCMC provides traditional delinquency collection services, as well as an early receivables management service, primarily to clients in the education, utilities, government and healthcare industries and its APS check drafting services primarily to clients in the financial services and utilities sectors. NCMC's clients include EduCap, Inc., MBNA America Bank, N.A., the State of Maryland and General Electric Capital Services, Inc. NCMC's revenues were $13.6 million in 1996 and $11.8 million in the nine months ended September 30, 1997.

B.R.M.C. OF DELAWARE, INC.

  B.R.M.C. of Delaware, Inc. (together with its subsidiaries, "Bomar"), founded in 1984, provides accounts receivable management services, primarily for clients in the telecommunications, insurance, financial services and healthcare industries. Bomar is based in Destin, Florida, and conducts operations in Atlanta, Phoenix, Houston and Tampa. Since August 1996, Bomar has acquired three accounts receivable management companies. In August 1996 Bomar acquired a 75% interest in Advanced Credit Services, Inc. ("ACS"), in November 1996 it acquired Clayton-Parker & Associates ("CPA") and in September 1997 it acquired Financial Claims Control, Inc. ("FCCI"). Bomar will acquire the remaining 25% of ACS simultaneously with the Acquisitions. Bomar derives the substantial majority of its revenues from primary, secondary and tertiary consumer collections. In addition, Bomar collects subrogated accounts for insurance companies and recently began providing early receivables management services. Bomar's clients include Bellsouth Telecommunications, Inc., AT&T Wireless Services, MD Anderson Cancer Hospital, The FACS Group (Federated Department Stores, Inc.) and Capital One Financial Corporation. Bomar's revenues were $9.6 million in 1996 and $10.3 million in the nine months ended September 30, 1997.

MID-CONTINENT AGENCIES, INC.

  Mid-Continent Agencies, Inc. (together with its subsidiaries, "Mid-Continent"), founded in 1932, provides accounts receivable management services primarily to companies in the manufacturing, insurance, wholesale distribution and commercial sectors. Mid-Continent was one of the first companies in its industry to provide early receivables management services. It derives the substantial majority of its revenues from commercial collections with the balance derived from consumer collections. Mid-Continent is based in Rolling Meadows, Illinois (a suburb of Chicago) where it operates a call center, and has additional call centers in Louisville and Buffalo. Mid-Continent also has an office in the United Kingdom which specializes in commercial debt recovery and international credit reporting services. In a December 1996 survey prepared by the Institute of Management & Administration, Inc., an independent industry trade publication, Mid-Continent was ranked first by companies comparing the services and results provided by commercial collection agencies. Mid-Continent's clients include Beverly Enterprises, Inc., CNA Insurance, Reynolds and Reynolds, Sentry Insurance and seven state workers' compensation funds. Mid-Continent's revenues were $9.0 million in 1996 and $7.1 million in the nine months ended September 30, 1997.

IMPACT TELEMARKETING GROUP, INC.

  Impact Telemarketing Group, Inc. and Impact Tele-marketing, Inc. (collectively, "Impact"), founded in 1984, provides primarily outbound telemarketing services to national and regional companies in the insurance, financial services, telecommunications and utilities industries. To a lesser extent, Impact also provides inbound telemarketing and ancillary services. Impact is based in Woodbury, New Jersey (a suburb of Philadelphia), and operates approximately 260 call stations from its two New Jersey call centers. In addition, Impact has an arrangement to use 160 additional call stations located in North Dakota, as needed. Impact has been named one of Telemarketing Magazine's Top Fifty Service Agencies every year since 1991. Impact's clients include MemberWorks, Inc., the Telecommunication Division of AT&T, Gerber Life Insurance Co. and MBNA America Bank, N.A. Impact's revenues were $8.9 million in 1996 and $9.0 million in the nine months ended September 30, 1997.

THE ACQUISITIONS

  Simultaneously with, and as a condition to, the closing of the Offering, Compass will acquire all of the outstanding capital stock of each of the Founding Companies. The aggregate consideration to be paid by Compass consists of approximately $19.2 million in cash and 5,435,691 shares of Common Stock. Pursuant to the Acquisitions, the Company will assume the outstanding indebtedness of the Founding Companies. The consideration to be paid for the Founding Companies was determined through arm's-length negotiations among Compass and representatives of the Founding Companies. For a description of the Acquisitions, see "Certain Transactions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 4,100,000 shares of Common Stock offered hereby, after deducting the underwriting discount and estimated offering expenses, are estimated to be approximately $40.4 million ($47.0 million if the Underwriters' over-allotment option is exercised in full). Of the net proceeds, approximately $19.2 million will be used to pay the cash portion of the purchase price for the Founding Companies, of which approximately $14.0 million will be paid to former stockholders of the Founding Companies who will become officers, directors or holders of more than 5% of the shares of Common Stock outstanding after the Offering. Such cash portion will vary depending on the initial public offering price. In addition, the consideration to be paid to the Founding Companies is subject to post-closing adjustment. Approximately $11.9 million of the net proceeds will be used to repay certain indebtedness assumed by the Company in the Acquisitions. See "Certain Transactions." The indebtedness to be repaid from the proceeds of the Offering bears interest at effective rates up to 10.95%, with a weighted average interest rate of 8.4%. Such indebtedness would otherwise mature at various dates through 2006. Approximately $440,000 of the net proceeds will be used to pay a finders' fee in connection with the Bomar acquisition.

  The remaining $9.0 million of net proceeds will be used for working capital and general corporate purposes, including future acquisitions. The Company continues to review various strategic acquisition opportunities. Except for the Acquisitions, the Company is not currently involved in negotiations and is not a party to any current arrangements, agreements or understandings with respect to any acquisitions. Pending such uses, the net proceeds will be invested in short-term, interest-bearing, investment grade securities.

  In addition to the net proceeds of the Offering, the Company will retain the cash balances of the Founding Companies. Such balances totaled approximately $2.5 million as of September 30, 1997. The Company is seeking to obtain a bank revolving credit facility in an amount up to $35 million. No commitment has been obtained, and there can be no assurance that the Company will be able to obtain this facility, or other financing it may need, on terms the Company deems acceptable.

                                DIVIDEND POLICY

  The Company intends to retain its earnings, if any, to finance the expansion of its business and for general corporate purposes and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Company's Board of Directors deems relevant. In addition, in the event the Company is successful in obtaining one or more lines of credit, it is likely that any such facility will include restrictions on the Company's ability to pay dividends without the consent of the lender.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company at September 30, 1997: (i) on a pro forma combined basis to give effect to the Acquisitions; and (ii) as further adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                SEPTEMBER 30,
                                                                    1997
                                                              -----------------
                                                                PRO       AS
                                                              FORMA(1) ADJUSTED
                                                              -------- --------
                                                               (IN THOUSANDS)
Short-term debt (2).......................................... $ 9,993  $ 2,002
                                                              =======  =======
Long-term debt, net of current portion (2)................... $ 7,832  $ 2,115
Stockholders' equity:
  Preferred Stock, par value $0.01 per share, 10,000,000
   shares authorized; none issued or outstanding.............     --       --
  Common Stock, par value $0.01 per share, 50,000,000 shares authorized; 7,118,460 shares issued and outstanding, pro
   forma; 11,218,460 shares issued and outstanding, as
   adjusted (3)..............................................      71      112
  Additional paid-in-capital.................................  33,445   73,854
Retained earnings............................................   2,502    2,502
                                                              -------  -------
    Total stockholders' equity...............................  36,018   76,468
                                                              -------  -------
      Total capitalization................................... $43,850  $78,583
                                                              =======  =======

--------
(1) Combines the respective accounts of Compass and the Founding Companies at September 30, 1997 and gives effect to the reclassification of the capital structures of NCMC, Bomar, Mid-Continent and Impact as additional paid-in-capital.
(2) For a description of the Company's debt, see Notes to the Financial Statements of the Founding Companies.
(3) Does not include: (i) up to 2,000,000 additional shares reserved for issuance pursuant to the Incentive Plan, of which options to purchase 690,000 shares of Common Stock will be granted concurrently with the Offering at an exercise price equal to the initial public offering price;
    (ii) 500,000 additional shares reserved for issuance under the Company's Employee Stock Purchase Plan; or (iii) 100,000 shares of Common Stock issuable upon the exercise of warrants to be issued concurrently with the Offering. See "Management-- 1997 Employee Incentive Compensation Plan" and "--Employee Stock Purchase Plan" and "Certain Transactions."

                                   DILUTION

  The deficit in pro forma net tangible book value of the Company as of September 30, 1997 was approximately $22.9 million or $3.22 per share of Common Stock, after giving effect to the Acquisitions. The deficit in pro forma net tangible book value per share represents the Company's pro forma net tangible assets less total liabilities divided by the number of shares of Common Stock to be outstanding after giving effect to the Acquisitions. After giving effect to the sale of the 4,100,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $11.50 per share less the underwriting discount and estimated offering expenses) and the application of the net proceeds therefrom, the Company's pro forma net tangible book value at September 30, 1997 would have been approximately $19.5 million, or $1.74 per share. This represents an immediate increase in pro forma net tangible book value of $4.96 per share to existing stockholders and an immediate dilution of $9.76 per share to new investors purchasing the shares in the Offering. The following table illustrates this pro forma dilution:

   Assumed initial public offering price per share..............         $11.50
     Pro forma deficit in net tangible book value per share
      before the Offering....................................... $(3.22)
     Increase in pro forma net tangible book value per share
      attributable to new investors.............................   4.96
                                                                 ------
   Pro forma net tangible book value per share after the
    Offering....................................................           1.74
                                                                         ------
   Dilution per share to new investors..........................          $9.76
                                                                         ======

  The following table sets forth, on a pro forma basis to give effect to the Acquisitions as of September 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders (after giving effect to the Acquisitions) and the new investors purchasing shares of Common Stock from the Company in the Offering:

                                    SHARES PURCHASED                    AVERAGE
                                   ------------------      TOTAL         PRICE
                                     NUMBER   PERCENT CONSIDERATION(1) PER SHARE
                                   ---------- ------- ---------------- ---------
   Existing stockholders..........  7,118,460  63.5%    $(15,629,000)   $ (2.20)
   New investors..................  4,100,000  36.5%      47,150,000      11.50
                                   ---------- ------    ------------
     Total........................ 11,218,460 100.0%    $ 31,521,000
                                   ========== ======    ============

--------
(1) Total consideration paid by existing stockholders represents the combined stockholders' equity of the Founding Companies before this Offering, adjusted to reflect (i) the cash portion of the consideration payable to the stockholders of the Founding Companies in connection with the Acquisitions and (ii) $4.3 million of debt assumed in conjunction with the acquisition of Mid-Continent.

                            SELECTED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  Compass will acquire the Founding Companies simultaneously with and as a condition to the consummation of this Offering. For financial statement presentation purposes, Mail Box has been identified as the accounting acquiror. The following selected historical financial data of Mail Box as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 have been derived from the audited financial statements of Mail Box included elsewhere in this Prospectus. The following selected historical financial data for Mail Box as of December 31, 1992, 1993 and 1994 and as of September 30, 1997, for the years ended December 31, 1992 and 1993 and for the nine months ended September 30, 1996 and 1997 have been derived from unaudited financial statements of Mail Box, which have been prepared on the same basis as the audited financial statements and, in the opinion of Mail Box, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The selected unaudited pro forma combined financial data present data for the Company, adjusted for (i) the consummation of the Acquisitions; (ii) certain pro forma adjustments to the historical financial statements, including adjustments for three acquisitions completed by Bomar since August 1996; and (iii) the consummation of this Offering and the application of the net proceeds therefrom. See the Unaudited Pro Forma Combined Financial Statements and the notes thereto and the historical Financial Statements of Mail Box and the other Founding Companies and the notes thereto included elsewhere in this Prospectus.

                                                                         NINE MONTHS ENDED
                                   YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                          -------------------------------------------- ---------------------
                           1992     1993     1994    1995      1996       1996       1997
                          -------  -------  ------- ------- ---------- ---------- ----------
STATEMENT OF OPERATIONS
 DATA:
MAIL BOX
 Revenues...............  $10,688  $14,314  $15,354 $17,370 $   26,156 $   18,472 $   23,188
 Operating expenses.....    8,236   11,286   11,168  12,402     17,953     12,816     15,286
                          -------  -------  ------- ------- ---------- ---------- ----------
 Gross profit...........    2,452    3,028    4,186   4,968      8,203      5,656      7,902
 Selling, general and
  administrative
  expenses..............    2,589    2,957    3,442   4,370      5,891      4,185      5,642
                          -------  -------  ------- ------- ---------- ---------- ----------
 Income (loss) from
  operations............     (137)      71      744     598      2,312      1,471      2,260
 Other expense..........      182      128      212     302        337        254        310
                          -------  -------  ------- ------- ---------- ---------- ----------
 Income (loss) before
  income taxes..........     (319)     (57)     532     296      1,975      1,217      1,950
 Provision (benefit) for
  income taxes..........      (86)     (13)     206     134        700        432        697
                          -------  -------  ------- ------- ---------- ---------- ----------
 Net (loss) income .....  $  (233) $   (44) $   326 $   162 $    1,275 $      785 $    1,253
                          =======  =======  ======= ======= ========== ========== ==========
PRO FORMA COMBINED (1):
 Revenues................................................   $   71,783 $   52,043 $   63,619
 Operating expenses......................................       44,474     31,868     38,905
                                                            ---------- ---------- ----------
  Gross profit...........................................       27,309     20,175     24,714
 Selling, general and administrative expenses (2)........       20,169     14,954     17,143
 Goodwill and intangible amortization (3)................        1,677      1,258      1,258
                                                            ---------- ---------- ----------
 Income from operations..................................        5,463      3,963      6,313
 Interest and other expense, net (4).....................          210        209        496
                                                            ---------- ---------- ----------
 Income before income taxes..............................        5,253      3,754      5,817
 Provision for income taxes (5)..........................        2,772      2,005      2,830
                                                            ---------- ---------- ----------
 Net income..............................................   $    2,481 $    1,749 $    2,987
                                                            ========== ========== ==========
 Net income per share....................................   $      .25 $      .18 $      .30
                                                            ========== ========== ==========
 Shares used in computing net income per share (6).......    9,918,488  9,918,488  9,918,488

                                             MAIL BOX                          COMBINED COMPANIES
                         ---------------------------------------------------- ----------------------
                                    DECEMBER 31,                SEPTEMBER 30,  SEPTEMBER 30, 1997
                         -------------------------------------- ------------- ----------------------
                                                                                PRO
                                                                               FORMA         AS
                          1992    1993    1994    1995   1996       1997      COMBINED  ADJUSTED (8)
                         ------  ------  ------  ------ ------- ------------- --------  ------------
BALANCE SHEET DATA:
 Working capital
  (deficit)............. $ (488) $ (587) $ (218) $   36 $   272    $    37    $(22,642)   $12,091
 Total assets...........  4,267   4,374   5,481   7,425  12,539     12,421      87,611     94,704
 Long-term debt, net of
  current portion.......  1,022     582     871   1,485   1,266      1,855       7,832      2,115
 Stockholders' equity...    253     191     642     995   2,206      2,555      36,018     76,468

--------
(1) The pro forma combined statement of operations data assume that the Acquisitions and the Offering were consummated on January 1, 1996, are not necessarily indicative of the operating results that would have been achieved had these events actually then occurred and should not be construed as representative of future operating results. The summary pro forma combined statement of operations data should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements and the notes thereto and the historical financial statements of Compass and the Founding Companies and the notes thereto included elsewhere in this Prospectus.

(2) The pro forma combined statement of operations data reflect reductions in salaries, bonuses and benefits to the stockholders of the Founding Companies to which they have agreed prospectively in the employment agreements to be entered into upon consummation of the Offering (the "Compensation Differential"). The Compensation Differential was approximately $3.4 million, $2.4 million and $3.1 million, respectively, for 1996 and the nine months ended September 30, 1996 and 1997. Additionally, the pro forma combined statement of operations data reflect the elimination of a compensation charge of approximately $1.3 million associated with the issuance of NCMC shares to certain key employees and a director of NCMC.

(3) Reflects: (i) the amortization of goodwill of $56.0 million to be recorded as a result of the Acquisitions; and (ii) the amortization of $1.0 million in intangible assets over a period of 15 years.
(4) Reflects a reduction of interest expense associated with long term debt to be repaid from the proceeds of the Offering of $271,000 for the year ended December 31, 1996, and $178,000 and $345,000 for the nine months ended September 30, 1996 and 1997, respectively, and a reduction of interest income of $61,000 for the year ended December 31, 1996 and $47,000 and $54,000 for the nine-month periods ended September 30, 1996 and 1997, respectively, relating to stockholder notes to be paid off upon consummation of the Offering.
(5) Assumes that all income is subject to a corporate income tax rate of 40% and that all goodwill is non-deductible.

(6) Includes: (i) 1,682,769 shares issued to BGL and management of Compass;
    (ii) 5,435,691 shares issued to owners of the Founding Companies in connection with the Acquisitions; and (iii) 2,800,028 shares representing the number of shares sold in the Offering necessary to pay the cash portion of the consideration for the Acquisitions, to pay the underwriting discount and estimated expenses of the Acquisitions and the Offering, and to repay certain indebtedness assumed by Compass in the Acquisitions, net of repayment of stockholder receivables. See "Certain Transactions."
(7) The pro forma combined balance sheet data assume that the Acquisitions were consummated on September 30, 1997, are not necessarily indicative of the financial position that would have been achieved had these events actually then occurred and should not be construed as representative of future financial position. The summary pro forma balance sheet data should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements and the notes thereto and the historical financial statements of Compass and the Founding Companies and the notes thereto included elsewhere in this Prospectus.
(8) Adjusted to reflect the sale of the 4,100,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."
(9) Includes $19.2 million payable to stockholders of the Founding Companies, representing the cash portion of the consideration for the Acquisitions to be paid from a portion of the net proceeds of the Offering. See "Use of Proceeds" and "Notes to Unaudited Pro Forma Combined Financial Statements."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Prospectus contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain of the factors set forth under "Risk Factors" and elsewhere in this Prospectus. The following should be read in conjunction with "Selected Financial Data" and the Founding Companies' Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.

INTRODUCTION

 General

  The Company was established to create a leading provider of outsourced business services to public and private entities throughout the Sales Cycle. The five Founding Companies collectively provide accounts receivable management services, mailing services and teleservices to clients in a broad range of sectors including telecommunications, financial services, insurance, healthcare, education, government and utilities. Upon consummation of the Offering, the Founding Companies will be acquired by Compass.

  Compass was formed in April 1997 and has conducted no operations and generated no revenues to date. Unless otherwise indicated, all references to the "Company" in the following discussion include the Founding Companies as if the Acquisitions had occurred during all periods discussed and references to "Compass" shall mean Compass International Services Corporation prior to the effectiveness of the Acquisitions.

  The Company's revenues are derived from the recovery of delinquent accounts receivable and providing mailing services and teleservices. The Company generally charges its clients for accounts receivable management services on a contingency fee basis, with the amount of the fee determined by the length of the delinquency of the accounts and the extent to which prior collection efforts have been made. Revenue is earned and recognized upon collection of accounts receivable. The Company provides a variety of mailing services including the mailing of direct marketing materials, billing services, mail presorting, freight and drop shipping, data processing, mailing list rental, and other services related to mail handling. Typically, the Company charges a fixed fee per piece for processing mail. These fees are earned and recognized as revenue upon delivery to the United States Postal Service. Postage expenses are passed directly through to the Company's clients and are not recognized as revenues or expenses on the Company's financial statements. Revenues for outbound and inbound teleservices consist of hourly rate charges and incentive based commissions that are recognized as these services are provided. The Company also generates revenue from APS which enables clients to accept payments through checks authorized by phone. Clients are typically charged an initial setup fee and a transaction fee for each usage of the APS service. Revenues are recognized for APS when services are provided.

  The Company and most of its clients enter into contracts which define, among other things, fee arrangements, scope of services and termination provisions. In most cases, clients may terminate contracts with 30 or 60 days notice.

  The Company's operating expenses consist primarily of payroll, telecommunications expense and postage expense (other than client postage relating to mailing services). Payroll consists of wages and salaries, commissions, bonuses and benefits for all employees of the Company directly involved in providing services to clients. Telecommunications expense includes telephone costs associated with inbound and outbound teleservice and collection activities. Postage expense is related primarily to the mailing of collection notices and APS check confirmation letters. Selling, general and administrative expenses include management salaries, selling commissions, occupancy and other facilities costs, equipment maintenance and depreciation, and data processing costs.

  Following the Acquisitions, the Company expects to realize certain savings as a result of: (i) consolidation of telecommunications, postage, systems and other operating expenses; (ii) consolidation of insurance, employee benefits and other administrative expenses; and (iii) the Company's ability to borrow at interest rates lower than those at which most of the Founding Companies have borrowed historically. The Company has not and cannot quantify these savings until completion of the Acquisitions. The Company also expects to incur additional costs associated with public ownership and the new management team. These costs cannot be quantified precisely. Accordingly, neither the expected savings nor the expected costs have been included in the pro forma combined financial information of the Company.

  Since August 1996, Bomar has made three acquisitions, two in 1996 and one in the third quarter of 1997. As a result of these acquisitions, the Company has:
(i) expanded its geographic presence in the accounts receivable collection market; (ii) gained access to new information systems and customer service capabilities; and (iii) expanded its secondary and tertiary collection capabilities. The acquisitions have been accounted for using the purchase method of accounting with the results of the acquired companies included in Bomar's statements of income beginning on the respective dates of the acquisitions. The Unaudited Pro Forma Combined Financial Statements give effect to these acquisitions as if they had occurred on January 1, 1996.

  In July 1996, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 97 ("SAB 97") relating to business combinations immediately prior to an initial public offering. SAB 97 requires the application of purchase accounting when three or more substantive operating entities combine in a single business combination effected by the issuance of stock just prior to or contemporaneously with an initial public offering and the combination does not meet the pooling-of-interests criteria of Accounting Principles Board Opinion No. 16. In accordance with SAB 97, Mail Box has been designated as the accounting acquiror. Accordingly, the excess purchase price over the fair value of the net assets acquired from NCMC, Bomar, Mid-Continent and Impact of approximately $36.6 million, goodwill of $15.3 million attributable to the 1,682,769 shares of Common Stock issued to BGL and management, and existing goodwill of approximately $4.1 million recorded with respect to Bomar, will be amortized over periods ranging from 15 to 40 years as a non-cash charge to the Company's income statement. This amortization, including the amortization of an intangible asset associated with a patent at NCMC over a 15-year period, is approximately $1.7 million per year. The amount of goodwill to be recorded and the related amortization expense will depend in part on the initial public offering price. See "Certain Transactions--The Acquisitions."

 The Compensation Differential

  The Founding Companies have operated as independent, privately-owned entities throughout the periods presented. Their results from operations reflect varying historical levels of owners' compensation. The owners and key employees of the Founding Companies have agreed to certain reductions of their salaries, bonuses, and benefits in connection with the Acquisitions (the "Compensation Differential"). Pursuant to the Acquisition Agreements, members of senior management of the Founding Companies have agreed, simultaneously with the closing of the Acquisitions, to enter into employment agreements with their respective Founding Companies that provide for specified annual salaries in addition to certain benefits including vacation, health and insurance benefits. Such agreements also provide for the payment of annual bonuses if specified performance criteria are achieved. See "Management--Executive Compensation; Employment Agreements; Covenants Not to Compete." In addition, two non-management employees of one of the Founding Companies have agreed in writing that their salaries will be reduced upon the closing of the Acquisitions. The Compensation Differential was approximately $3.4 million, $2.4 million and $3.1 million for 1996 and the nine months ended September 30, 1996 and 1997, respectively. Additionally, the results for the nine months ended September 30, 1997 include a compensation charge of $1.3 million for NCMC associated with the issuance of NCMC shares to certain key employees and a director of NCMC. These amounts have been reflected as a pro forma adjustment in the Unaudited Pro Forma Combined Statement of Operations. The Unaudited Pro Forma Combined Statement of Operations includes a provision for income tax as if all Founding Companies had been subject to applicable federal and state statutory tax rates.

 Amortization of Intangible Assets

  Approximately $56.0 million, or 59.1%, of the Company's pro forma total assets as of September 30, 1997 consists of goodwill subsequent to the Acquisitions. Goodwill is an intangible asset that represents the difference between the aggregate purchase price for the assets acquired and the amount of such purchase price allocated to such assets for purposes of the Company's pro forma balance sheet. The Company is required to amortize the goodwill from the Acquisitions over a period of time, with the amount amortized in a particular period constituting an expense that reduces the Company's net income for that period. The amount amortized, however, will not give rise to a deduction for tax purposes. In addition, the Company will be required to amortize the goodwill, if any, from any future acquisitions.

  The Company plans to amortize goodwill associated with the acquisitions of the Founding Companies over periods ranging from 15 to 40 years. The Company plans to evaluate continually whether events or circumstances have occurred that indicate that the remaining useful life of goodwill may warrant revision. Additionally, in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company will evaluate any potential goodwill impairments by reviewing the future cash flows of the respective acquired entities' operations and comparing these amounts with the carrying value of the associated goodwill.

 Recently Issued Accounting Standards

  Earnings Per Share. In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997; earlier application is not permitted. SFAS No. 128 requires restatement of all prior-period EPS data presented. The implementation of SFAS No. 128 is not expected to have a material effect on the Company's earnings per share as determined under current accounting rules.

  Reporting Comprehensive Income. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company intends to adopt SFAS No. 130 in 1998.

PRO FORMA COMBINED RESULTS OF OPERATIONS

  The following table provides the pro forma operating results of the Company for the year ended December 31, 1996 and the nine months ended September 30, 1996 and 1997. For a discussion of the pro forma adjustments, see the Unaudited Pro Forma Combined Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                  NINE MONTHS ENDED SEPTEMBER
                                    YEAR ENDED                30,
                                   DECEMBER 31,   ----------------------------
                                       1996           1996           1997
                                   -------------  -------------  -------------
                                            (DOLLARS IN THOUSANDS)
Revenues.......................... $71,783 100.0% $52,043 100.0% $63,619 100.0%
Operating expenses................  44,474  62.0   31,868  61.2   38,905  61.2
                                   ------- -----  ------- -----  ------- -----
Gross profit......................  27,309  38.0   20,175  38.8   24,714  38.8
Selling, general and
 administrative expenses..........  20,169  28.1   14,954  28.8   17,143  26.9
Goodwill and intangible
 amortization.....................   1,677   2.3    1,258   2.4    1,258   2.0
                                   ------- -----  ------- -----  ------- -----
Income from operations............ $ 5,463   7.6% $ 3,963   7.6% $ 6,313   9.9%
                                   ======= =====  ======= =====  ======= =====

PRO FORMA COMBINED RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996

  Revenues. Revenues increased $11.6 million, or 22.2%, from $52.0 million for the nine months ended September 30, 1996 to $63.6 million for the nine months ended September 30, 1997. The increase was primarily attributable to increased business from existing clients of Mail Box, Impact and NCMC, as well as growth within ACS and CPA, companies acquired by Bomar in 1996 and 1997.

  Operating expenses. Operating expenses increased $7.0 million, or 22.0%, from $31.9 million for the nine months ended September 30, 1996 to $38.9 million for the nine months ended September 30, 1997. As a percentage of revenues, operating expenses remained unchanged at 61.2% for the nine months ended September 30, 1996 and 1997.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $2.2 million, or 14.6%, from $15.0 million for the nine months ended September 30, 1996 to $17.1 million for the nine months ended September 30, 1997. Selling, general and administrative expenses decreased as a percentage of revenues from 28.8% for the nine months ended September 30, 1996 to 26.9% for the nine months ended September 30, 1997 as the costs of management and administrative personnel were spread over a larger revenue base.

PRO FORMA COMBINED LIQUIDITY AND CAPITAL RESOURCES

  The Company is a holding company that conducts all of its operations through its subsidiaries. Accordingly, the primary internal source of the Company's liquidity is the cash flow of its subsidiaries. After the consummation of the Acquisitions and the Offering, the Company will have approximately $12.3 million of cash. It is expected that certain short and long term debt of the Founding Companies, totaling $11.9 million at September 30, 1997, will be repaid from the net proceeds of the Offering.

  The Company has obtained from a bank a proposal for a revolving credit facility of up to $35 million. No commitment has been obtained, and there can be no assurance that the Company will be able to obtain this revolving facility, or other financing it may need, on terms the Company deems acceptable. It is expected that the facility, if obtained, will require the Company to comply with various loan covenants including: (i) maintenance of certain financial ratios including minimum tangible net worth; (ii) restriction on additional indebtedness; and (iii) restrictions on liens, guarantees, advances, and dividends. The facility is intended to be used for acquisitions, capital expenditures, and general corporate purposes.

  The Company believes that its cash flow from operations will provide cash in excess of the Company's expected working capital needs, debt service requirements and planned capital expenditures. The Company made capital expenditures of $2.0 million in 1996 and $3.4 million during the nine months ended September 30, 1997. Each of the Founding Companies has upgraded its information systems over the past two years. In addition, Mail Box has invested in new intelligent inserting and sorting equipment to upgrade and expand its mail services capabilities. As a result, the Company does not expect to have significant capital expenditures for information systems in the next two years, other than as may be required to integrate the systems of the Founding Companies and to upgrade and integrate companies that are acquired in the future. After the consummation of the Acquisitions, the Company intends to study the feasibility of integrating the systems of the Founding Companies. Consequently, the Company has not yet established its capital needs for such integration, which capital requirements are likely to change as the Company acquires other companies in the future.

  The Company intends to pursue attractive acquisition opportunities. The timing, size or success of any acquisition efforts is unpredictable. Accordingly, the Company is unable to accurately estimate its expected capital commitments. Funding for future acquisitions will likely come from a combination of proceeds of the Offering, cash flow from operations, borrowings under the proposed credit facility and the issuance of additional equity. The Company plans to register an additional 3,000,000 shares of its Common Stock under the Securities Act after completion of the Offering for use by the Company as consideration for future acquisitions.

RESULTS OF OPERATIONS--MAIL BOX

  Mail Box provides direct mailing services, billing services, mail presorting, freight and drop shipping, data processing, laser printing, mailing list rental and order fulfillment to companies located principally in the southwest United States.

  The following table sets forth certain selected financial data for Mail Box on a historical basis and as a percentage of revenues for the periods indicated:

                                                                      NINE MONTHS ENDED SEPTEMBER
                                 YEARS ENDED DECEMBER 31,                         30,
                         -------------------------------------------  ----------------------------
                             1994           1995           1996           1996           1997
                         -------------  -------------  -------------  -------------  -------------
                                                (DOLLARS IN THOUSANDS)
Revenues................ $15,354 100.0% $17,370 100.0% $26,156 100.0% $18,472 100.0% $23,188 100.0%
Operating expenses......  11,168  72.7   12,402  71.4   17,953  68.6   12,816  69.4   15,286  65.9
                         ------- -----  ------- -----  ------- -----  ------- -----  ------- -----
Gross profit............   4,186  27.3    4,968  28.6    8,203  31.4    5,656  30.6    7,902  34.1
Selling, general and
 administrative
 expenses...............   3,442  22.4    4,370  25.2    5,891  22.5    4,185  22.6    5,642  24.4
                         ------- -----  ------- -----  ------- -----  ------- -----  ------- -----
Income from operations.. $   744   4.8% $   598   3.4% $ 2,312   8.8% $ 1,471   8.0% $ 2,260   9.7%
                         ======= =====  ======= =====  ======= =====  ======= =====  ======= =====

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996--MAIL BOX

  Revenues. Revenues increased $4.7 million, or 25.5%, from $18.5 million for the nine months ended September 30, 1996 to $23.2 million for the nine months ended September 30, 1997, primarily due to new mailing programs initiated by existing customers. Mail volume increased in the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996 primarily due to increased volume with existing clients.

  Operating expenses. Operating expenses increased approximately $2.5 million, or 19.3%, from $12.8 million for the nine months ended September 30, 1996 to $15.3 million for the nine months ended September 30, 1997, primarily as a result of higher wage expenses associated with the mailing and freight businesses and increased list rental costs. As a percentage of revenues, operating expenses decreased from 69.4% in the nine months ended September 30, 1996 to 65.9% in the nine months ended September 30, 1997, primarily due to improved efficiency in mailing operations and revenue mix changes, with higher margin list rental revenues growing as a percentage of revenues.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $1.5 million, or 34.8%, from $4.2 million for the nine months ended September 30, 1996 to $5.6 million for the nine months ended September 30, 1997. The increase was primarily attributable to higher management salaries and increases in depreciation and rent expenses. As a percentage of revenues, selling, general and administrative expenses increased from 22.6% in the nine months ended September 30, 1996 to 24.4% in the nine months ended September 30, 1997. Excluding Compensation Differential of $520,000 for the nine months ended September 30, 1996 and $1.3 million for the nine months ended September 30, 1997, selling, general and administrative expenses decreased from 19.8% of revenues to 18.7% of revenues, respectively.

RESULTS FOR 1996 COMPARED TO 1995--MAIL BOX

  Revenues. Revenues increased $ 8.8 million, or 50.6%, from $17.4 million in 1995 to $26.2 million in 1996, primarily due to expanded volume with existing customers. In addition, Mail Box generated an additional $2.3 million in revenues from a new client in the medical claims industry. Mail volume increased from approximately 500 million pieces in 1995 to approximately 840 million pieces in 1996.

  Operating expenses. Operating expenses increased approximately $5.6 million, or 44.8%, from $12.4 million in 1995 to $18.0 million in 1996, primarily as a result of higher wage expenses in the mailing business and increased list rental costs. As a percentage of revenues, operating expenses decreased from 71.4% in 1995 to 68.6% in 1996, primarily due to improved efficiency in mailing operations.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $1.5 million, or 34.8%, from $4.4 million in 1995 to $5.9 million in 1996. The increase was primarily attributable to higher sales and management salaries, as well as increased systems, rent and depreciation expenses. As a percentage of revenues, selling, general and administrative expenses decreased from 25.2% in 1995 to 22.5% in 1996. Excluding Compensation Differential of $310,000 in 1995 and $875,000 in 1996, selling, general and administrative expenses decreased from 23.4% of revenues to 19.2% of revenues, respectively. This decrease as a percentage of revenues was the result of spreading fixed expenses over a larger revenue base.

RESULTS FOR 1995 COMPARED TO 1994--MAIL BOX

  Revenues. Revenues increased $2.0 million, or 13.1%, from $15.4 million in 1994 to $17.4 million in 1995, primarily due to expanded volume with existing clients, including large telecommunication service providers, and growth within Mail Box's data processing and freight services. Mail volume increased from approximately 440 million pieces in 1994 to approximately 500 million pieces in 1995.

  Operating expenses. Operating expenses increased approximately $1.2 million, or 11.0%, from $11.2 million in 1994 to $12.4 million in 1995, primarily as a result of increased freight costs and wage expenses in the data processing and mailing businesses. Operating expenses as a percentage of revenues decreased from 72.7% in 1994 to 71.4% in 1995. The primary cause of this improvement was a change in revenue mix to higher margin services, specifically an increase in mailing services and a decrease in laser printing as a percentage of revenues.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $928,000, or 27.0%, from $3.4 million in 1994 to $4.4 million in 1995. The increase was primarily attributable to higher depreciation, sales salaries and insurance expenses. As a percentage of revenues, selling, general and administrative expenses increased from 22.4% in 1994 to 25.2% in 1995.

LIQUIDITY AND CAPITAL RESOURCES--MAIL BOX

  Mail Box provided $2.9 million of cash from operating activities in 1996. In the nine months ended September 30, 1997, Mail Box provided $1.4 million of cash from operating activities. Net cash provided by operations is primarily comprised of net income, non-cash expenses (primarily depreciation and amortization) and changes in operating assets and liabilities (primarily routine fluctuations in trade accounts receivable and payable, postage on hand and postage advances and deposits). Capital expenditures for the purchase of property and equipment totaled $1.0 million and $1.2 million for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. Mail Box used cash of $473,000 and $900,000 for financing activities during 1996 and the nine-month period ended September 30, 1997, respectively, primarily in connection with the net repayment of various borrowings and, in the latter period, the repurchase of treasury stock in the amount of $1.0 million.

RESULTS OF OPERATIONS--NCMC

  NCMC provides accounts receivable management services primarily to clients in the education, utilities, government and healthcare industries. NCMC also provides APS check drafting services initiated by telephone instruction primarily to clients in the financial services and utilities sectors.

  The following table sets forth certain selected financial data for NCMC on a historical basis and as a percentage of revenues for the periods indicated:

                                       YEARS ENDED                        NINE MONTHS ENDED
                                       DECEMBER 31,                         SEPTEMBER 30,
                         ------------------------------------------  -----------------------------
                             1994          1995           1996           1996           1997
                         ------------  -------------  -------------  -------------  --------------
                                                (DOLLARS IN THOUSANDS)
Revenues................ $8,874 100.0% $12,287 100.0% $13,579 100.0% $10,055 100.0% $11,759  100.0%
Operating expenses......  4,550  51.3    6,322  51.5    7,945  58.5    5,806  57.7    7,314   62.2
                         ------ -----  ------- -----  ------- -----  ------- -----  -------  -----
Gross profit............  4,324  48.7    5,965  48.5    5,634  41.5    4,249  42.3    4,445   37.8
Selling, general and
 administrative
 expenses...............  3,400  38.3    4,328  35.2    4,798  35.3    3,680  36.6    5,065   43.1
                         ------ -----  ------- -----  ------- -----  ------- -----  -------  -----
Income from operations.. $  924  10.4% $ 1,637  13.3% $   836   6.2% $   569   5.7% $  (620)  (5.3)%
                         ====== =====  ======= =====  ======= =====  ======= =====  =======  =====

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996--NCMC

  Revenues. Revenues increased approximately $1.7 million, or 16.9%, from $10.1 million for the nine months ended September 30, 1996 to $11.8 million for the nine months ended September 30, 1997, primarily due to increased transaction volume with existing APS customers and increased collections business from existing customers. APS check transaction volume increased from
3.8 million checks for the nine months ended September 30, 1996 to 6.8 million checks for the nine months ended September 30, 1997. While transaction volume grew 78.9%, per check prices decreased 32.2% as a result of increased competition.

  Operating expenses. Operating expenses increased approximately $1.5 million, or 26.0%, from $5.8 million for the nine months ended September 30, 1996 to $7.3 million for the nine months ended September 30, 1997. As a percentage of revenues, operating expenses increased from 57.7% for the nine months ended September 30,

1996 to 62.2% for the nine months ended September 30, 1997, primarily due to a $428,000 increase in mailing costs associated with APS check confirmation letters, without a commensurate increase in revenues. Costs were also unfavorably impacted by one-time non-recurring expenses including $160,000 of compensation related expenses, $119,000 of relocation expenses and executive search fees, and $76,000 of legal expenses.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased approximately $1.4 million, or 37.6%, from $3.7 million for the nine months ended September 30, 1996 to $5.1 million for the nine months ended September 30, 1997. The increase was almost entirely attributable to a one-time compensation expense recognized in the third quarter of 1997 relating to shares issued to key employees. As a percentage of revenues, selling, general and administrative expenses increased from 36.6% for the nine months ended September 30, 1996 to 43.1% for the nine months ended September 30, 1997. Excluding the $1.3 million of compensation expense recognized in the third quarter of 1997 relating to shares issued to key employees, selling, general and administrative expenses as a percentage of revenues decreased from 36.6% to 31.6% for the nine months ended September 30, 1996 and 1997, respectively.

RESULTS FOR 1996 COMPARED TO 1995--NCMC

  Revenues. Revenues increased $1.3 million, or 10.5%, from $12.3 million in 1995 to $13.6 million in 1996, primarily due to expanded APS check volume with existing customers. APS transaction volume increased from approximately 3.6 million checks in 1995 to approximately 5.5 million checks in 1996. This 52.8% increase was partly offset by a 21.2% average APS per check price decrease during 1996 as a result of increased competition. Receivables management revenues grew slightly during 1996 as NCMC restructured its operations and sales management.

  Operating expenses. Operating expenses increased approximately $1.6 million, or 25.7%, from $6.3 million in 1995 to $7.9 million in 1996. As a percentage of revenues, operating expenses increased from 51.5% in 1995 to 58.5% in 1996, primarily due to increased mailing costs associated with APS check confirmation letters and growth in direct payroll. As a percentage of revenues, mailing costs increased from 10.7% in 1995 to 12.3% in 1996.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $470,000, or 10.9%, from $4.3 million in 1995 to $4.8 million in 1996. The increase was primarily attributable to increased legal, rent, systems and insurance expenses. As a percentage of revenues, selling, general and administrative expenses increased slightly from 35.2% in 1995 to 35.3% in 1996.

RESULTS FOR 1995 COMPARED TO 1994--NCMC

  Revenues. Revenues increased $3.4 million, or 38.5%, from $8.9 million in 1994 to $12.3 million in 1995 primarily due to expanded volume with existing customers as well as the addition of new customers. Expanded APS check volume with large credit card issuers accounted for most of the increase. APS check volume increased from approximately 1.5 million checks in 1994 to approximately 3.6 million checks in 1995. Receivables management revenues grew $395,000, or 6.1%, from $6.5 million in 1994 to $6.9 million in 1995. This increase was primarily attributable to new customer activity.

  Operating expenses. Operating expenses increased approximately $1.8 million, or 38.9%, from $4.6 million in 1994 to $6.3 million in 1995, primarily due to higher wage expenses associated with the APS check business. As a percentage of revenues, operating expenses increased from 51.3% in 1994 to 51.5% in 1995, primarily due to increased payroll and other direct operating expenses.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $928,000, or 27.3%, from $3.4 million in 1994 to $4.3 million in 1995. The increase was primarily attributable to increased sales salaries and trade show and travel expenses. As a percentage of revenues, selling, general and administrative expenses decreased from 38.3% in 1994 to 35.2% in 1995. This decrease resulted from lower management salaries and depreciation as a percentage of revenues.

LIQUIDITY AND CAPITAL RESOURCES--NCMC

  NCMC provided $566,000 of cash from operating activities in 1996. In the nine months ended September 30, 1997, NCMC provided $1.8 million of cash from operating activities. Net cash provided by operations is primarily comprised of net income, non-cash expenses (primarily depreciation and amortization) and changes in operating assets and liabilities (primarily routine fluctuations in trade accounts receivable and payable and prepaid expenses). For the nine months ended September 30, 1997, net cash provided by operations included a $1.3 million non-cash compensation charge. Also included was a $1.0 million increase in trade payables relating to the purchase of systems equipment. Net cash used for purchases of property and equipment totaled $164,000 and $1.9 million for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. NCMC used cash of $420,000 for financing activities during 1996, primarily for the payments under its line of credit and capital leases. NCMC received $315,000 from financing activities during the nine-month period ended September 30, 1997, primarily in connection with line of credit borrowings.

RESULTS OF OPERATIONS--BOMAR

  Bomar provides accounts receivable management services primarily for clients in the telecommunications, insurance, financial services and healthcare industries.

  The following table sets forth certain selected financial data for Bomar on a historical basis and as a percentage of revenues for the periods indicated:

                                                                       NINE MONTHS ENDED
                                YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                         ----------------------------------------  ---------------------------
                             1994          1995          1996          1996          1997
                         ------------  ------------  ------------  ------------  -------------
                                              (DOLLARS IN THOUSANDS)
Revenues................ $6,859 100.0% $7,416 100.0% $9,597 100.0% $7,040 100.0% $10,268 100.0%
Operating expenses......  3,952  57.6   4,229  57.0   5,814  60.6   4,318  61.3    5,914  57.6
                         ------ -----  ------ -----  ------ -----  ------ -----  ------- -----
Gross profit............  2,907  42.4   3,187  43.0   3,783  39.4   2,722  38.7    4,354  42.4
Selling, general and
 administrative
 expenses...............  2,490  36.3   2,934  39.6   3,458  36.0   2,458  34.9    3,705  36.1
                         ------ -----  ------ -----  ------ -----  ------ -----  ------- -----
Income from operations.. $  417   6.1% $  253   3.4% $  325   3.4% $  264   3.8% $   649   6.3%
                         ====== =====  ====== =====  ====== =====  ====== =====  ======= =====

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996--BOMAR

  Revenues. Revenues increased $3.2 million, or 45.9%, from $7.0 million for the nine months ended September 30, 1996 to $10.3 million for the nine months ended September 30, 1997, primarily due to the acquisitions of ACS in August 1996, CPA in November 1996 and FCCI in September 1997 which added revenues of $990,000, $928,000 and $289,000, respectively, in the nine months ended September 30, 1997. Additionally, revenues grew as a result of increased business from existing clients.

  Operating expenses. Operating expenses increased approximately $1.6 million, or 37.0%, from $4.3 million for the nine months ended September 30, 1996 to $5.9 million for the nine months ended September 30, 1997. The increase was primarily attributable to increased collector salaries and incentives as well as operating expenses associated with FCCI and CPA which were acquired in September 1997 and November 1996, respectively. As a percentage of revenues, operating expenses decreased from 61.3% for the nine months ended September 30, 1996 to 57.6% for the nine months ended September 30, 1997, primarily due to a decrease as a percentage of revenues in collector salaries and incentives and telephone expense.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $1.2 million, or 50.7%, from $2.5 million for the nine months ended September 30, 1996 to $3.7 million for the nine months ended September 30, 1997. The increase was primarily attributable to increased depreciation, insurance and rent expenses as well as expenses associated with FCCI and CPA which were acquired in September 1997 and November 1996, respectively. As a percentage of revenues, selling, general and administrative expenses increased from 34.9% for the nine months ended September 30, 1996 to 36.1% for the nine months ended September 30, 1997. This increase as a percentage of revenues was primarily the result of selling, general and administration expenses of acquired operations that were higher as a percentage of revenues than Bomar's operations.

RESULTS FOR 1996 COMPARED TO 1995--BOMAR

  Revenues. Revenues increased $2.2 million, or 29.4%, from $7.4 million in 1995 to $9.6 million in 1996, due in part to the acquisitions of ACS and CPA, which together contributed over $300,000 of revenues in 1996, and in part to business from new clients.

  Operating expenses. Operating expenses increased approximately $1.6 million, or 37.5%, from $4.2 million in 1995 to $5.8 million in 1996. As a percentage of revenues, operating expenses increased from 57.0% in 1995 to 60.6% in 1996, primarily due to higher collector salaries which increased $1.1 million from $2.1 million to $3.2 million as a result of an increase in full time employees in the second half of 1996. The acquired companies also had higher operating expenses as a percentage of revenues.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $524,000, or 17.9%, from $2.9 million in 1995 to $3.5 million in 1996. The increase was primarily attributable to higher rent expenses as well as expenses associated with CPA and ACS which were acquired in November 1996 and August 1996, respectively. As a percentage of revenues, selling, general and administrative expenses decreased from 39.6% in 1995 to 36.0% in 1996.

RESULTS FOR 1995 COMPARED TO 1994--BOMAR

  Revenues. Revenues increased $557,000, or 8.1%, from $6.9 million in 1994 to $7.4 million in 1995, primarily due to increased business from existing clients.

  Operating expenses. Operating expenses increased approximately $277,000, or 7.0%, from $4.0 million in 1994 to $4.2 million in 1995. The increase was primarily attributable to increased collector salaries and telephone expenses. As a percentage of revenues, operating expenses decreased from 57.6% in 1994 to 57.0% in 1995.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $444,000, or 17.8%, from $2.5 million in 1994 to $2.9 million in 1995. As a percentage of revenues, selling, general and administrative expenses increased from 36.3% in 1994 to 39.6% in 1995. This increase resulted from a $202,000 increase in management compensation in 1995, as well as increased occupancy costs as a result of new space for call centers. Excluding Compensation Differential of $456,000 in 1994 and $658,000 in 1995, selling, general and administrative expenses as a percentage of revenues increased from 29.7% in 1994 to 30.7% in 1995.

LIQUIDITY AND CAPITAL RESOURCES--BOMAR

  Bomar provided $359,000 of cash from operating activities in 1996. In the nine months ended September 30, 1997, Bomar provided $580,000 of cash from operating activities. Net cash provided by operations is primarily comprised of net income, non-cash expenses (primarily depreciation and amortization) and changes in operating assets and liabilities (primarily routine fluctuations in commissions receivable and trade accounts payable). Net cash used in investing activities totaled $1.4 million (including $791,000 for acquisitions) and $3.8 million (including $3.7 million for acquisitions) for 1996 and the nine months ended September 30, 1997, respectively. Bomar had cash inflows of $920,000 and $3.4 million for financing activities during 1996 and the nine-month period ended September 30, 1997, respectively, primarily in connection with the net borrowings under Bomar's line of credit and issuances of long-term debt.

RESULTS OF OPERATIONS--MID-CONTINENT

  Mid-Continent provides accounts receivable management services primarily to companies in the manufacturing, insurance, wholesale distribution and commercial sectors. Mid-Continent's business is comprised of contingency fee collections and outsourced collection services.

  The following table sets forth certain selected financial data for Mid-Continent on a historical basis and as a percentage of revenues for the periods indicated:

                                                           NINE MONTHS ENDED
                         YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                         ----------------------------  --------------------------
                             1995            1996          1996          1997
                         -------------   ------------  ------------  ------------
                                       (DOLLARS IN THOUSANDS)
Revenues................ $8,763  100.0%  $9,038 100.0% $6,810 100.0% $7,066 100.0%
Operating expenses......  2,851   32.5    2,875  31.8   2,210  32.5   2,294  32.5
                         ------  -----   ------ -----  ------ -----  ------ -----
Gross profit............  5,912   67.5    6,163  68.2   4,600  67.5   4,772  67.5
Selling, general and
 administrative
 expenses...............  5,974   68.2    6,054  67.0   4,509  66.2   4,677  66.2
                         ------  -----   ------ -----  ------ -----  ------ -----
Income (loss) from
 operations............. $  (62)  (0.7)% $  109   1.2% $   91   1.3% $   95   1.3%
                         ======  =====   ====== =====  ====== =====  ====== =====

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO THE NINE MONTHS ENDED
SEPTEMBER 30, 1996--MID-CONTINENT

  Revenues. Revenues increased $256,000, or 3.8%, from $6.8 million for the nine months ended September 30, 1996 to $7.1 million for the nine months ended September 30, 1997, primarily due to increased volume from new clients.

  Operating expenses. Operating expenses increased $84,000, or 3.8%, from $2.2 million for the nine months ended September 30, 1996 to $2.3 million for the nine months ended September 30, 1997, primarily due to increased collector costs. As a percentage of revenues, operating expenses remained flat between the periods.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $168,000, or 3.7%, from $4.5 million for the nine months ended September 30, 1996 to $4.7 million for the nine months ended September 30, 1997. The increase was primarily attributable to increased insurance and taxes. As a percentage of revenues, selling, general and administrative expenses were the same in both periods.

RESULTS FOR 1996 COMPARED TO 1995--MID-CONTINENT

  Revenues. Revenues increased $275,000, or 3.1%, from $8.8 million in 1995 to $9.0 million in 1996, primarily due to increased contingency fee business from existing clients.

  Operating expenses. Operating expenses increased approximately $24,000, or 0.8%, from $2.8 million in 1995 to $2.9 million in 1996. As a percentage of revenues, operating expenses decreased from 32.5% in 1995 to 31.8% in 1996, as a result of an increase in revenues.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased slightly by $80,000, or 1.3%, from $6.0 million in 1995 to $6.1 million in 1996. As a percentage of revenues, selling, general and administrative expenses decreased from 68.2% in 1995 to 67.0% in 1996. Excluding the Compensation Differential in both years, selling, general and administrative expenses as a percentage of revenues decreased from 56.1% in 1995 to 54.1% in 1996.

LIQUIDITY AND CAPITAL RESOURCES--MID-CONTINENT

  Mid-Continent provided $176,000 of cash from operating activities in 1996.
In the nine months ended September 30, 1997, Mid-Continent provided $1,000 of cash from operating activities. Net cash provided by operations is primarily comprised of net income, non-cash expenses (primarily depreciation and amortization) and changes in operating assets and liabilities (primarily routine fluctuations in trade accounts receivable and payable and accrued expenses). Net cash used for purchases of property and equipment totaled $49,000 and $55,000 for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. Mid-Continent used cash of $131,000 and received cash of $168,000 for financing activities during 1996 and the nine-month period ended September 30, 1997, respectively, primarily in connection with borrowing activity and advances to stockholders.

RESULTS OF OPERATIONS--IMPACT

  Impact provides primarily outbound telemarketing services to national and regional companies in the insurance, financial services, telecommunications and utilities industries.

  The following table sets forth certain selected financial data for Impact on a historical basis and as a percentage of revenues for the periods indicated:

                                   YEAR ENDED         NINE MONTHS ENDED
                                  DECEMBER 31,          SEPTEMBER 30,
                                  -------------   ----------------------------
                                      1996            1996            1997
                                  -------------   -------------   ------------
                                          (DOLLARS IN THOUSANDS)
Revenues......................... $8,869  100.0%  $5,950  100.0%  $8,958 100.0%
Operating expenses...............  6,961   78.5    4,356   73.2    6,708  74.9
                                  ------  -----   ------  -----   ------ -----
Gross profit.....................  1,908   21.5    1,594   26.8    2,250  25.1
Selling, general and
 administrative expenses.........  2,108   23.8    1,597   26.9    2,089  23.3
                                  ------  -----   ------  -----   ------ -----
Income (loss) from operations.... $ (200)  (2.3)% $   (3)   (.1)% $  161   1.8%
                                  ======  =====   ======  =====   ====== =====

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996--IMPACT

  Revenues. Revenues increased $3.0 million, or 50.6%, from $6.0 million for the nine months ended September 30, 1996 to $9.0 million for the nine months ended September 30, 1997, primarily due to increased business from existing clients.

  Operating expenses. Operating expenses increased approximately $2.4 million, or 54.0%, from $4.4 million for the nine months ended September 30, 1996 to $6.7 million for the nine months ended September 30, 1997. As a percentage of revenues, operating expenses increased from 73.2% for the nine months ended September 30, 1996 to 74.9% for the nine months ended September 30, 1997, primarily due to personnel and expenses related to the recent increase in Impact's call center capacity.

  Selling, general, and administrative expenses. Selling, general and administrative expenses increased $492,000, or 30.8%, from $1.6 million for the nine months ended September 30, 1996 to $2.1 million for the nine months ended September 30, 1997. The increase was primarily attributable to increased rent, depreciation, and systems expenses associated with Impact's call center expansion in 1997. As a percentage of revenues, selling, general and administrative expenses decreased from 26.9% for the nine months ended September 30, 1996 to 23.3% for the nine months ended September 30, 1997. This decrease as a percentage of revenues was the result of spreading fixed expenses over a larger revenue base.

LIQUIDITY AND CAPITAL RESOURCES--IMPACT

  Impact provided $96,000 of cash from operating activities in 1996. In the nine months ended September 30, 1997, Impact used $411,000 of cash from operating activities. Net cash provided by operations is primarily comprised of net income (loss), non-cash expenses (primarily depreciation and amortization) and changes in operating assets and liabilities (primarily routine fluctuations in trade accounts receivable and payable and accrued liabilities). Net cash provided by investing activities totaled $2,000 in 1996 and net cash used in investing activities totaled $52,000 for the nine months ended September 30, 1997. Impact used cash of $90,000 and received cash of $399,000 for financing activities during 1996 and the nine-month period ended September 30, 1997, respectively, primarily in connection with the net repayment of various borrowings and distributions to stockholders.

                                    BUSINESS

INTRODUCTION

  Compass was organized to create a leading provider of outsourced business services to public and private entities throughout the Sales Cycle. The five Founding Companies collectively provide accounts receivable management services, mailing services and teleservices to clients in a broad range of sectors including telecommunications, financial services, insurance, healthcare, education, government and utilities. In addition, through its proprietary Accelerated Payment Systems ("APS") process, one of the Founding Companies is a leading provider of telephonic check drafting services which enable clients to accept payments through checks authorized by phone. The Founding Companies, each of which has been in business for more than ten years, have collectively achieved substantial growth in recent years. On a pro forma combined basis, the Founding Companies' revenues increased from $30.9 million in 1992 to $71.8 million in 1996, representing a compound annual growth rate of 23.5%. Revenues of the Founding Companies for the nine months ended September 30, 1997 totaled $63.6 million on a pro forma combined basis.

  Upon the consummation of the Acquisitions, the Company's accounts receivable management services will include the recovery of traditional delinquent accounts from both consumer and commercial debtors and the management of early stage delinquencies. Mailing services will include lead generating direct mail, often to prompt inbound sales calls, and direct mail for billing, payment processing or collection purposes. Mailing services will also include presorting, freight and drop shipping, data processing, laser printing, mailing list rental and order fulfillment. Teleservices will include outbound telemarketing, inbound customer service and inbound sales. Each of the services to be provided by the Company, including APS, can be utilized at various stages of the Sales Cycle. Upon completion of the Offering, the Company will be one of the largest providers of its services in the United States in terms of revenues, servicing clients from 12 call centers in ten states equipped with a total of approximately 861 workstations, a mail processing center in Texas, four sales centers in the United States and one sales center in the United Kingdom.

  Compass believes that companies are increasingly seeking partners who can provide a comprehensive set of outsourcing services, spanning the entire Sales Cycle, while maintaining a high level of client service. The diagram below illustrates the processes that comprise the Sales Cycle, from direct marketing through accounts receivable collection, and the services of the Company that can be utilized at various stages throughout the Sales Cycle.

                                      LOGO

  Following the Offering, the Company will become a single source provider of outsourced business services throughout the Sales Cycle. The Company intends to leverage the strong client relationships developed by the Founding Companies to cross-sell additional services to existing clients and to use the expertise of the Founding Companies as a point of entry with new clients. In addition, the Company intends to pursue an aggressive acquisition program to broaden the services it offers, expand its client base and gain access to new markets.

INDUSTRY OVERVIEW

  Companies are increasingly outsourcing to third party experts a variety of non-core business functions throughout the Sales Cycle. The Company believes, although there can be no assurance, that this trend toward outsourcing will continue due to a number of factors. Outsourcing allows companies to focus on strategic issues and redirect resources to core business activities while having operational details assumed by a third party provider. In addition, by partnering with specialized outsourcing providers, a company gains access to new technology, tools and techniques that it may not possess internally. By outsourcing functions previously performed in-house, companies can convert the fixed costs associated with investments in equipment, processes, technology and personnel into variable costs incurred only when such functions are needed, and can perform these functions more cost effectively.

  In addition to the general trend toward outsourcing, management believes that a number of significant factors and trends are creating opportunities in the Company's businesses. In particular, both the accounts receivable management industry and the direct marketing industry have experienced significant growth in recent years.

  According to a recent report concerning the accounts receivable management industry, receivables outsourced to third parties for management and recovery in the United States increased from approximately $79.0 billion in 1994 to approximately $84.3 billion in 1995, an increase of approximately 6.7%. The Company believes that this growth results in large part from a combination of increasing delinquent consumer debt and the increasing trend of companies and government entities to outsource collection of such debt to third parties. According to the Federal Reserve Board, consumer debt increased from approximately $3.6 trillion in 1990 to nearly $5.0 trillion in 1995. As debt levels have increased, companies are outsourcing more as a result of the (i) increased investment associated with large-scale collection efforts, (ii) ability to use a third party agency to collect funds thereby minimizing the negative impact on customer relations and (iii) increasing complexity of the collection process. Based on ACA estimates and industry assumptions that three percent of consumer debt becomes delinquent, the percentage of delinquent debt referred for collection increased from 41.5% in 1990 to 57.0% in 1995. The Company also believes, based on its recent experience, that companies are beginning to utilize third party service providers earlier in the collection cycle.

  According to the Direct Marketing Association ("DMA"), a trade association, overall media spending for direct marketing initiatives totalled $144.5 billion in 1996, a 6.3% increase from 1995. The DMA estimates that direct marketing advertising expenditures in the United States for telemarketing (the largest component of total direct marketing expenditures) increased from approximately $42.4 billion in 1991 to $57.8 billion in 1996, a compound annual growth rate of 6.4%. Direct mail advertising expenditures, which constitute the second largest (after telemarketing) component of total direct marketing expenditures, increased from approximately $24.5 billion in 1991 to $34.6 billion in 1996, a compound annual growth rate of 7.1%. Management believes that direct marketing will continue to grow, due in part to the increasing cost effectiveness of direct marketing as compared to other marketing methods, increased competition in the telecommunications industry and rapidly changing, complex technology. Although a very small percentage of teleservices and direct mail business is currently being outsourced, the Company believes that the percentage of the market that is outsourced will also increase as businesses continue to recognize the benefits of outsourcing.

  Each of the accounts receivable management, direct mail and teleservices industries is highly fragmented, includes a large number of small, independent businesses and is currently experiencing consolidation. As companies seek to focus on their core competencies and maximize asset utilization, they are increasingly turning to outside parties who have the technological expertise, service focus and full range of capabilities necessary to efficiently perform complex or large projects on a multi-regional or national basis. In addition, management believes that companies are increasingly seeking to limit the number of vendors that satisfy their outsourcing needs by finding vendors that can provide multiple outsourcing services. Compass believes that outsourcing companies will require significant capital to grow and to deploy state-of-the-art technology in order to meet the demands of their clients. As a result, the Company believes significant opportunities are available to a well capitalized company providing a broad offering of outsourced business services with a high level of customer service.

BUSINESS STRATEGY

  The Company's goal is to become a leading, single-source provider of outsourced business services throughout the Sales Cycle. In order to achieve this goal, the Company intends to pursue the following strategy:

  Provide Broad Array of Complementary Services. Each of the Founding Companies has developed extensive expertise and a strong reputation with respect to the services it provides. Upon completion of the Offering, the Company will be able to provide clients with a broad range of services. The Company expects to offer bundled and complementary services to companies that are currently outsourcing to multiple vendors or performing such functions in-house. In response to the particular needs of each client, the Company will develop customized, coordinated solutions, such as a package of direct marketing, mail fulfillment, billing, customer service and accounts receivable management services. Management believes that companies that can provide a broad array of complementary business services are well positioned for growth as clients are increasingly demanding strategic business partnerships with their vendors, including a single point of contact for many services. In addition, management believes that the Company's reputation for and focus on creating individual business solutions will help it to compete on a basis other than price.

  Focus on High Quality Client Service. The Company believes that maintaining high levels of service and satisfaction is integral to attracting and retaining clients. In addition to the importance of customized, value-added solutions, client and end-user satisfaction is an important differentiating factor in vendor selection. Each Founding Company has a strong commitment to quality and satisfaction, and conducts regular client performance reviews. For example, Impact has dedicated account teams who implement an extensive quality process that includes validation of the data sent by a client, constant monitoring of the phone conversations done on-site or at the client's location to ensure that scripts are properly executed, and an internally designed verification process to ensure that all of the client's requirements have been fulfilled.

  Leverage and Expand Technology and Operational Infrastructures. A key element of the Company's strategy will be to capitalize on the investments made by the Founding Companies in technology and the development of operational processes in order to deliver the most effective client solutions. The Company intends to continue to invest in sophisticated telecommunications, mail center and information technology. Continued investment in technology will facilitate the Company's ability to integrate its existing service offerings and expand its menu of services. In addition, the Company will review technology and operational practices across its businesses with the goal of leveraging the best platforms and processes, optimizing MIS capabilities and sharing technologies.

  Operate with Decentralized Management Structure. Compass believes that the experienced local management teams at the Founding Companies have a valuable understanding of their respective markets and businesses and strong client relationships upon which they may capitalize. Accordingly, the Company intends to operate with a decentralized management strategy. Senior management at the Founding Companies will continue to make day-to-day operating decisions and will be responsible for the profitability and growth of their business. The Company's executive management team will work closely with the Founding Companies to coordinate, integrate and expand their service offerings. The Company intends to utilize stock ownership, as well as appropriate incentive compensation, to ensure that the objectives of local management are aligned with those of the Company.

GROWTH STRATEGY

  The Company believes that there are significant opportunities to expand its business and to further penetrate the market for outsourced business services. The key elements of its growth strategy are as follows:

  Implement Internal Growth Strategy. While the Company intends to acquire additional outsourcing services companies, strong internal growth remains the core of the Company's growth strategy. The key elements of the Company's internal growth strategy include the following:

    Capitalize on Cross-Selling Opportunities. Each of the Founding Companies is a specialist in the services it provides, and each has many long standing relationships with large clients who have multiple outsourcing needs. Combining the Founding Companies will enable the Company to capitalize on clients' desires for a single point of service, and to offer bundled services by leveraging the Founding Companies' client relationships and reputations for quality. For example, the Company will offer follow-up teleservices to its direct mailing services clients, utilizing identical databases for both processes. The Company also intends to offer accounts receivable management services to its billing services clients.

    Generate New Clients Through an Aggressive Marketing Program. The Company intends to expand its client base by capitalizing on the breadth of its services, its size, financial resources and geographic scope. The Company will establish a coordinated marketing strategy to effectively market and sell the services of all Founding Companies on a national basis.

    Expand Service Offerings. The Company expects to continue to selectively expand its service offerings, with the goal of providing integrated "end-to-end" services to clients throughout the Sales Cycle. New services will be complementary to and further leverage the Company's current offerings.

    Implement Best Practices. The Company will identify best practices at each of the Founding Companies that can be implemented throughout the Company. For example, the Company intends to identify and utilize the most effective call center management programs, collection techniques, mail services and technologies. In addition, the Company intends to focus on the most effective hiring, training, benefits and employee retention programs of the Founding Companies and implement those practices throughout its operations.

    Achieve Economies of Scale. The Company believes that it can achieve significant cost savings as a result of the Acquisitions, as well as future acquisitions. The Company expects to benefit from greater purchasing power in such key expense areas as telecommunications, postage, credit bureau reports, insurance and employee benefits. The Company believes that it can reduce the total operating expenses of the Founding Companies and other acquired businesses by eliminating or consolidating certain duplicative administrative functions. In addition, the Company expects to realize cost savings and maximize capacity utilization by shifting work among its locations as appropriate.

    Pursue International Opportunities. Management believes that international markets for accounts receivable management and teleservices are growing rapidly in conjunction with the growth of overall credit card spending and the expansion of the business of major credit card issuers overseas. Management also believes that the United States is significantly more advanced in outsourcing technology and procedures than the rest of the world. Accordingly, the Company intends to pursue opportunities in international markets in order to provide services to its multinational clients. In addition, the Company may pursue other expansion overseas as attractive opportunities arise. Where appropriate, the Company may enter into a strategic partnership with an existing local business to facilitate entry into a new international market. The Company believes that it is well-positioned to capitalize on international opportunities through its existing relationships with multinational clients as well as the expertise and reputations of the Founding Companies.

  Pursue an Aggressive Acquisition Program. Compass believes that industry trends toward consolidation and increased acceptance of outsourcing create opportunities for expansion of the Company's business. The Company intends to capitalize on the highly fragmented nature of the industries in which it competes by implementing an aggressive strategic acquisition program following the Offering. Using the Founding Companies as platforms for growth and consolidation, the Company will pursue acquisitions within the industry segments and markets currently served by the Founding Companies to add to the growth of its existing businesses and gain market share. In addition, the Company plans to acquire additional companies that broaden and complement the Company's menu of services and the markets it serves. In analyzing acquisition candidates, the Company will look for profitable companies with strong management teams and a reputation for high quality client service. The Company may also consider acquiring companies that possess technology or proprietary rights to functions or services that would significantly enhance the value provided by the Company to its clients.

  The Company believes that the opportunity to be acquired by Compass will be attractive to many specialized outsourcing companies. The Company offers owners of potential acquisition candidates: (i) significant opportunities to enhance the growth of their businesses through cross-selling the Company's wide range of outsourced services; (ii) access to sophisticated technology and operational processes; (iii) the Company's financial strength and visibility as a public company; (iv) a decentralized management structure; and (v) near-term liquidity.

  In selecting the Founding Companies, Compass analyzed significant data on outsourced business services companies and met with owners of many individual companies. In addition, the owners of the Founding Companies have extensive industry knowledge and strong reputations and have developed relationships with other companies in their industry sectors, and the Company believes that this will be of significant value in the Company's acquisition program. The Company continues to review various strategic acquisition opportunities. Other than the Acquisitions, the Company is not currently involved in negotiations and is not a party to any current arrangements, agreements or understandings regarding any acquisitions.

  As consideration for future acquisitions, the Company intends to use various combinations of Common Stock, cash and notes. Following the Offering, the Company plans to register an additional 3,000,000 shares of its Common Stock under the Securities Act for use by the Company as all or a portion of the consideration to be paid in future acquisitions.

  The Company's ability to successfully execute its growth strategy is subject to certain risks. See "Risk Factors" beginning on page 9 of this Prospectus.

SERVICES OFFERED BY THE COMPANY

  The Company provides a broad array of complementary business services which can be utilized by its clients throughout the Sales Cycle. These services include accounts receivable management services, mailing services and teleservices. In addition, the Company provides telephonic check drafting services through its APS service bureau. The services related to accounts receivable management include recovery of early and later stage delinquent consumer and commercial accounts. Mailing services include data processing, printing, addressing, inserting, presorting and other aspects of mail handling. Teleservices include telemarketing, customer service, market research and lead generation activities. Several of the Company's services, such as customer service and APS, can be utilized at multiple stages of the Sales Cycle.

 Accounts Receivable Management Services

  The Company, through NCMC, Bomar and Mid-Continent, provides a wide range of accounts receivable management services with respect to the collection of both consumer and commercial accounts. The Company primarily provides services related to the recovery of traditional delinquent accounts which can be categorized as primary (generally 90 to 360 days past due), secondary (generally 12 to 18 months past due with some previous collection efforts) and tertiary (generally more than 18 months past due with extensive previous collection efforts). The Company also provides recovery services for early stage receivables (generally less than 90 days past due) at either the client's location or the Company's location, sometimes on an outsourced basis. The Company charges a fee per account or a contingency fee (generally 2% to 25% of the amount collected) for early stage receivables. With respect to traditional delinquent receivables, the Company generally charges its clients on a contingency fee basis at various rates depending on the category of debt. Generally, the Company charges 25% to 35% of the amount collected for primary accounts, 35% to 50% for secondary accounts and 50% to 70% for tertiary accounts.

  Recovery activities begin with the Company working with a client to design a customized recovery solution based upon various factors including age and size of the account, type and source of debt, and the client's specific requirements and standards. After the Company and the client have determined the approach, the Company electronically or manually transfers data provided by the client onto its system. The Company then searches various databases, public records and other sources to locate customers whose telephone numbers or addresses are not available from the client. Once the customer is located, the Company forwards a past due notification letter which serves as official notification to the customer under the FDCPA. The Company continues the recovery process through notifications by mail and/or telephone, based on the nature of the account, during which time the Company's telephone representatives continue the dialogue with customers to seek immediate payment or develop a payment program. At the client's request, the Company will report delinquent accounts to one or more of the national credit bureaus. Payments collected by the Company are either remitted to the client net of the Company's fee or remitted in full, with the Company billing the client for its services. The Company also provides litigation management services for clients with respect to certain accounts. Such services include managing the attorney relationships and facilitating the transfer of necessary documentation. Throughout this process, the Company provides activity reports to the client.

 Mailing Services

  The Company, through Mail Box, provides direct mailing services and billing services, mail presorting, freight and drop shipping, data processing, laser printing, mailing list rental and other services related to mail handling. Mailing services involve the high speed inserting, addressing and stamping of mail. Utilizing the Company's inserting machines and addressing and stamping systems, the Company processed approximately 840 million pieces of mail during the twelve months ended June 30, 1997. The Company also provides mail presorting services (i.e., combining volumes of like mail and presorting and bar coding it to United States Postal Service specifications), which are designed to generate significant postal discounts for its customers. Utilizing the Company's sophisticated technology, mail can be presorted to the walk sequence of a specific mail carrier. The mail which is presorted includes both mail processed by other vendors and mail processed by the Company. Fees charged for mailing and presorting are based on the number of pieces processed. Another service offered by the Company which is designed to generate postage savings is drop shipping, whereby the Company, instead of sending mail from its Dallas location, transports the mail to other locations in order to be mailed. The fee charged for drop shipping is a percentage of the postal savings realized by the client.

  Data processing and laser printing services include converting data sent by the client and processing it to produce a letter or a bill. For example, if a client transfers billing information and a corresponding mailing list, the Company standardizes the mailing list in order to reduce postage costs (e.g., deleting duplicative addresses, correcting street names and obtaining current addresses through its change-of-address technology) and merges the list with the bills to be mailed. Data processing services also include state of the art predictive modeling and analysis for market segmentation to achieve higher response rates for direct marketing campaigns. The fee charged for data processing is based on the number of pieces processed. The Company also rents mailing lists, which the Company customizes for a particular client utilizing lists purchased from other sources. Other services of the Company include order fulfillment and sales of printed material such as letterhead, envelopes and forms.

 Teleservices

  The Company, through Impact, provides primarily outbound business-to-consumer teleservices where telephone representatives place calls to parties targeted by the client to offer products or services or to obtain information. The Company currently has a total of approximately 260 call stations, all of which are available for outbound telemarketing. The Company has an arrangement to use 160 additional call stations located in North Dakota, as needed. The Company outsources additional business during peak periods. At the beginning of a typical outbound program, the Company receives customer data files that the client has selected to match the demographic profile of the targeted customer for the product or service being offered. These files contain each targeted customer's name, address, phone number and other relevant data. The Company's data management system checks the files for duplicate information, updates for recent area code changes and otherwise modifies the information as needed. Prior to the beginning of the calling effort, the Company works with the client to develop a script appropriate to the specific program.

  Actual telephone calling at the centers is controlled by computerized call management systems that utilize a predictive dialing system to automatically dial the telephone numbers in the files. The call management system then forwards all connected calls, along with the customer's name and other information, to the workstation of a telephone representative who has been trained for the client's program. The telephone representative uses the customized script to solicit an order for the product or service or to request information that will be added to the client's database. Information regarding sales and other aspects of the program is captured, processed and verified by software systems and made available to clients in customized report formats. The Company charges its outbound teleservices clients on a commission basis, at an hourly rate or through a combination of both.

  Inbound teleservices account for a small percentage of the Company's teleservices revenues, although the Company intends to expand this business. Forty of the Company's call stations may be used for inbound teleservices which involve the processing of incoming calls, often placed by customers using toll-free numbers, to a customer service representative for service, order fulfillment or product information. Inbound teleservices include activities such as customer care services, credit card and loan application processing and catalog sales. More sophisticated inbound programs assist clients in responding to customer inquiries, offering technical and product support services and assessing overall customer satisfaction. Inbound teleservices are normally billed at an hourly or cost-per-minute rate.

 Accelerated Payment Systems

  Accelerated Payment Systems ("APS") was introduced to the market by NCMC in 1992 and patented in 1996. It was originally developed to service the "urgency payment" market in the collections industry by allowing consumers to resolve delinquencies on mortgage, telephone, utility, credit card or other recurring bills through telephonic authorization of a payment by check. The use of APS has since expanded to retail, telecommunications, utilities, banking, sales and other industries as clients have begun to appreciate the advantages of telephonically authorized payments by check as compared to other methods of immediate payment such as wire transfers, money orders, overnight mail, credit cards and debit cards. Compass believes that the advantages include the following: (i) APS does not require written authorization; (ii) APS checks can be printed at the client's location for same day deposit; and (iii) credit cards are not a payment option in the urgency payment market for certain receivables such as credit card debt.

  The APS procedure begins when the client's representative obtains verbal authorization and checking account, bank and other information from the customer. The client enters such information into the computer where the APS software has been installed, and transmits the data to the APS service bureau. APS receives the transmission and either prints the checks on site for overnight delivery to the client or a designated bank or provides the client access to print the checks at the client's location for same day deposit.

  The Company charges its APS clients a one-time setup fee as well as a per transaction fee. APS includes a license to use its proprietary software, bank and zip code database updates, software upgrades, data backup and service bureau support including a client help desk and consumer hotline. Management believes that the combination of the Founding Companies creates a significant opportunity to apply APS beyond the urgency payment market. For example, the Company intends to offer APS to its clients as a payment option to improve response rates on outbound telemarketing calls.

CLIENT RELATIONSHIPS

  The Company provides its services to clients in a broad range of sectors including telecommunications, financial services, insurance, healthcare, education, government and utilities. The Company's 10 largest clients in 1996 accounted for approximately 39.8% of the Company's revenues on a pro forma combined basis. In 1996 and the nine months ended September 30, 1997, VarTec Telecom, Inc. ("VarTec") accounted for approximately 11.2% and 17.6% of the Company's revenues on a pro forma combined basis. Other than VarTec, no client accounted for more than 10% of the Company's revenues on a pro forma combined basis in such periods.

  The Company enters into contracts with most of its clients which define, among other things, fee arrangements, scope of services and termination provisions. Clients may usually terminate such contracts on short notice.

  The following table sets forth a list of certain of the Company's representative clients:

 FINANCIAL
  SERVICES                  EDUCATION                           HEALTHCARE
 ---------                  ---------                           ----------
Capital One
 Financial    Columbia University                    Beverly Enterprises, Inc.
 Corporation  DeVRY, INC.                            MD Anderson Cancer Hospital
General       EduCap, Inc.
 Electric     Loyola University of Chicago
 Capital
 Services,                                           Medical Resource Systems, Inc.
 Inc.                                                Medic Computer Systems, Inc.
MBNA America  Roosevelt College
 Bank, N.A.
Fleet Bank
 GOVERNMENT
    AND
 UTILITIES              TELECOMMUNICATIONS                RETAIL AND COMMERCIAL
 ----------             ------------------                ---------------------
The Army and  AT&T Corporation                       Advantis Business Services, Inc.
 Air Force    AT&T Wireless Services                 Circuit City, Inc.
 Exchange
 Services
Baltimore     Bellsouth Telecommunications, Inc.     The FACS Group (Federated
 Gas &        Southwestern Bell Mobile Systems, Inc.  Department Stores, Inc.)
 Electric
 Company
Georgia       VarTec Telecom, Inc.
 Power Co.                                           MemberWorks, Inc.
State of
 Maryland                                            Sears Roebuck & Co.
Nevada Power
 Company

QUALITY ASSURANCE AND CLIENT SERVICE

  The Company's reputation for quality service is critical to acquiring and retaining clients and the Company has a strong commitment to quality and client satisfaction. With respect to the Company's telephone representatives, the Company and its clients monitor such representatives for compliance with the clients' specifications and the Company's policies. The Company regularly measures the quality of its services by capturing and reviewing such information as the amount of time spent talking with clients' customers, level of customer complaints and a variety of other operating measures. In order to provide ongoing improvement in the performance of the Company's telephone representatives and to assure compliance with the Company's policies and standards, quality assurance personnel monitor each telephone representative on a regular basis and provide ongoing training to the representative based on this review. The Company's information systems enable it to provide clients with reports as to the status of their accounts. In some cases, clients can choose to network with the Company's computer system to access such information directly.

  The Company believes that extensive training of employees is essential in providing high quality service. For example, Mail Box established the Mail Box Academy, a dedicated training facility at which all new mailing service employees must complete a six-week program that includes training in United States postal regulations, data processing and operation of inserting and presorting machines.

SALES AND MARKETING

  Each Founding Company has dedicated sales personnel who work directly with clients and potential clients to develop solutions to satisfy their outsourcing needs and cultivate successful, long term relationships. Historically, the Founding Companies have acquired new clients and marketed services by pursuing client referrals, responding to requests for proposals, attending trade and industry conferences and using targeted direct marketing efforts. As of September 30, 1997, the Company's sales force included 41 direct sales employees and 14 independent contractors.

  The Company intends to continue the Founding Companies' emphasis on developing and maintaining long-term client relationships. The Company will implement a marketing strategy which: (i) provides a broad range of high quality, complementary services;
(ii) expands service offerings; and (iii) enables the cross-selling of services to existing and new clients. Marketing strategies will be coordinated to optimize the sales force efforts and prioritize new client acquisitions of major national accounts.

TECHNOLOGY AND INFRASTRUCTURE

 Accounts Receivable Management Services

  The Company has made a substantial investment in its client/server and local- and wide-area networks which run its collection agency software and call management systems such as predictive dialers, automated call distribution systems and digital switching.

  The Company utilizes predictive dialers to address its low balance, high volume accounts. These systems scan the Company's database and simultaneously initiate calls on all available telephone lines and determine if a live connection is made. Upon determining that a live connection has been made, the computer immediately switches the call to an available representative and instantaneously displays the associated account record on the telephone representative's workstation. Calls that reach other signals, such as a busy signal, telephone company intercept or no answer, are tagged for statistical analysis and placed in priority recall queues or multiple-pass calling cycles. The system also automates virtually all recordkeeping and follow-up activities including letter and report generation. The Company's automated operations improve the productivity of the Company's collection staff.

 Mailing Services

  The Company utilizes software and technology in its lettershop, presort, and data processing facilities. For data processing, the Company utilizes an IBM mainframe and sophisticated letter processing and database management systems to provide high speed data manipulation, flexibility in letter text setup and predictive modeling and analysis. In addition, the Company is able to use its data processing technology to reduce postage costs for clients by deleting duplicative addresses, correcting street names and obtaining current addresses through its change-of-address technology. In the lettershop, the Company has 64 inserting machines, including intelligent inserting machines which burst, fold, select, match or handle multiple page inserts, and 20 addressing and stamping systems which allows the Company to process high volumes of mail in a short period of time. For mail presorting, the Company utilizes multiline optical character readers which read the address, cross reference the National Postal Database and encode the corresponding bar code.

 Teleservices

  The Company provides its teleservices through call stations which utilize sophisticated call management systems including a predictive dialing system, automated call distribution systems and digital switching which are integrated with database management systems and local and wide area networks. In addition, the Company uses proprietary software for customizing scripts used by its telephone representatives. The Company's predictive dialing system was designed to be used in conjunction with its scripting and data capture software, while allowing for the import of data in any standardized format. This system can run up to 128 campaigns simultaneously and was designed to allow the Company to increase capacity rapidly and cost effectively.

  The Company has implemented procedures to protect the loss of data against power loss, fire and other casualty. In addition, the Company has installed a security system to protect the integrity and confidentiality of its computer system and data.

COMPETITION

  The markets in which the Company competes are highly competitive, and the Company expects competition to persist and intensify in the future. As a result, the Company faces aggressive price competition in most of its businesses and expects price competition to continue. The Company's competitors include small firms offering specific applications, divisions of large entities, large independent firms and, most significantly, the in-house operations of clients or potential clients. Some of the Company's competitors have substantially greater financial, marketing and other resources, offer more diversified services and operate in broader geographic areas than the Company. There can be no assurance that additional competitors with greater resources than the Company will not enter the Company's markets. All of the services offered by the Company may be performed in-house. Many larger clients retain multiple accounts receivable management providers which exposes the Company to continuous competition in order to remain a preferred vendor. There can be no assurance that outsourcing of the services performed by the Company will continue or that existing Company clients will not bring some or all of such services in-house. The Company competes primarily on performance, client service, range of services offered and price.

GOVERNMENT REGULATION

  The accounts receivable management and telemarketing industries are regulated under various federal and state statutes. The Company is subject to the FDCPA and various state debt collection laws, which, among other things, establish specific guidelines and procedures debt collectors must follow in communicating with consumer debtors, including the time, place and manner of such communications. The accounts receivable management business is also subject to state regulation, and some states require that the Company be licensed as a debt collection company. The Company is also subject to the FCRA, which regulates the consumer credit reporting industry and which may impose liability on the Company to the extent that the adverse credit information reported on a consumer to a credit bureau is false, inaccurate or outside of the scope of the Company's transactions with such consumers. With respect to the other teleservices offered by the Company, including telemarketing, the Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 broadly authorizes the FTC to issue regulations prohibiting misrepresentations in telemarketing sales. The FTC's telemarketing sales rules, among other things, limit the hours during which telemarketers may call, prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation and specifically address other perceived telemarketing abuses in the offering of prizes and the sale of business opportunities or investments. In addition, the TCPA restricts the use of automated telephone equipment for telemarketing purposes, including limiting the hours during which telemarketers may call consumers and prohibiting the use of automated telephone dialing equipment to call certain telephone numbers. A number of states also regulate telemarketing and some states have enacted restrictions similar to the TCPA. The failure to comply with applicable statutes and regulations could have a materially adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that additional federal or state legislation, or changes in regulatory implementation, would not limit the activities of the Company in the future or significantly increase the cost of regulatory compliance.

  Several of the industries served by the Company are also subject to varying degrees of government regulation. Although compliance with these regulations is generally the responsibility of the Company's clients, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations.

  The Company devotes significant and continuous efforts, through training of personnel and monitoring of compliance, to ensure that it is in compliance with all federal and state regulatory requirements. The Company believes that it is in material compliance with all such regulatory requirements.

EMPLOYEES

  As of September 30, 1997, the Founding Companies employed a total of 1,028 full-time and 337 part-time employees, of whom 625 were employed in connection with accounts receivable management services, 387 were employed in connection with teleservices and 353 were employed in connection with mailing services. In addition, the Company uses independent contractors and hires temporary employees as needed. None of the Company's employees is represented by a labor union. The Company believes that its relations with its employees are good.

FACILITIES

  The Company currently operates 15 leased facilities. The chart below sets forth certain information regarding such facilities.

    LOCATION OF                                                                              APPROXIMATE
     FACILITY                           COMPANY AND OPERATIONS CONDUCTED                     SQUARE FEET
    -----------                         --------------------------------                     -----------
Atlanta, GA          Bomar--Accounts receivable management                                       3,000
Buffalo, NY          Mid-Continent--Accounts receivable management, sales and administrative     7,700
Destin, FL           Bomar--Administrative                                                       1,200
Dallas, TX           Mail Box--Mailing services and administrative                             338,000
Houston, TX          Bomar--Accounts receivable management                                       2,800
Hunt Valley, MD      NCMC--Accounts receivable management and administrative                    18,600
Las Vegas, NV        NCMC--Accounts receivable management                                        3,000
Louisville, KY       Mid-Continent--Accounts receivable management, sales and administrative     5,500
New York, NY         Compass--Corporate headquarters                                             4,500
Norcross, GA         Bomar--Accounts receivable management and sales                            22,700
Phoenix, AZ          Bomar--Accounts receivable management                                       4,000
Rolling Meadows, IL  Mid-Continent--Accounts receivable management, sales and administrative    17,000
Tampa, FL            Bomar--Accounts receivable management                                       8,000
Voorhees, NJ         Impact--Outbound telemarketing                                             16,000
Woodbury, NJ         Impact--Telemarketing, data processing and administrative                   8,500

LITIGATION

  The Company is engaged in certain disputes concerning a patent (the "APS Patent") owned by the Company and used in its APS process to provide telephonic check drafting services. The following is a summary of such disputes:

  In January 1994, NCMC entered into an Intellectual Property Licensing Agreement (the "1994 Agreement") with Autoscribe Corporation ("ASC") and Robert E. Pollin (the "Inventor"). Pursuant to the 1994 Agreement, NCMC was granted, with certain exceptions, the exclusive right to use certain intellectual property that was at the time the subject of a patent application. In March 1996, NCMC purchased the intellectual property from ASC and the Inventor pursuant to an Intellectual Property Purchase and License Agreement (the "1996 Agreement") that superseded the 1994 Agreement. The APS Patent was issued in April 1996 and assigned to NCMC.

  NCMC is a plaintiff in two lawsuits (the "Patent Infringement Lawsuits") alleging that a competitor and a former customer willfully infringed the APS Patent. In June 1996, NCMC filed a lawsuit against Western Union Financial Services, Inc. in the United States District Court for the Southern District of New York, and in September 1996, NCMC filed suit against Discover Card Services, Inc., Novus Services, Inc. and Dean Witter, Discover & Co. in the United States District Court for the District of Maryland. NCMC's claims against the defendants seek lost profits, damages, attorneys' fees and costs, treble damages for willful infringement and punitive damages. The defendants in the Patent Infringement Lawsuits have denied infringing the APS Patent and have challenged the validity of the APS Patent in a counterclaim. Management believes that the counterclaim is without merit. Compass has entered into an agreement with NCMC and its stockholders with respect to the allocation of damages, if any, awarded to NCMC in the Patent Infringement Lawsuits. See "Certain Transactions."

  In April 1997, ASC and the Inventor filed an arbitration claim against NCMC seeking rescission of the 1996 Agreement and certain monetary damages. In May 1997, NCMC filed a lawsuit against ASC and the Inventor in the Circuit Court for Montgomery County, Maryland alleging that ASC and the Inventor have violated NCMC's ownership rights to the APS Patent and exclusive rights to use the intellectual property by continuing to solicit maintenance customers and provide maintenance services in contravention of the 1996 Agreement. NCMC seeks unspecified damages and injunctive relief. ASC and the Inventor have denied NCMC's claims and have filed a counterclaim seeking rescission of the 1996 Agreement, reassignment of the APS Patent to the Inventor, reinstatement of the 1994 Agreement, the ability to participate as a plaintiff in the Patent Infringement Lawsuits, unspecified damages and other relief. ASC and the Inventor allege that the 1996 Agreement should be rescinded because the Inventor lacked the capacity to sign the 1996 Agreement and because the 1996 Agreement was the product of misrepresentations and duress and is not supported by adequate consideration. ASC and the Inventor also allege that (i) NCMC was and is required under the 1996 Agreement to pay royalties at a rate equal to 7.25% of NCMC's APS-related revenues rather than the 4.5% rate at which they have been paid; (ii) NCMC improperly offset against the royalties certain litigation expenses incurred by it in the Patent Infringement Lawsuits; and (iii) NCMC failed to properly prosecute the Patent Infringement Lawsuits. NCMC has denied these allegations.

  While NCMC believes that the counterclaims are without merit, there can be no assurance that ASC and the Inventor will not prevail with respect to some or all of their counterclaims. In the event that ASC and the Inventor are successful in their counterclaims, both an award of damages and rescission of the 1996 Agreement could occur, with the future rights of the parties being determined by the 1994 Agreement. If the 1994 Agreement were reinstated, NCMC would be required to pay royalties at the rate of 7.25% of its APS-related revenues rather than the 4.5% rate at which royalties are being paid under the 1996 Agreement. Management does not believe that a decision adverse to NCMC in this dispute would have a material adverse effect on the Company's business, results of operations or financial condition.

  The Company is not involved in any other legal proceedings material to the financial condition or results of operations of the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth information concerning the Company's directors, executive officers and certain key employees, as well as those persons who will become directors and executive officers upon consummation of the Offering.

           NAME            AGE                     POSITION
           ----            ---                     --------
  Michael J. Cunningham...  40 Chairman of the Board and Chief Executive Officer
  Mahmud U. Haq...........  38 President and Chief Operating Officer; Director
  Richard A. Alston.......  42 Chief Financial Officer
  Kenneth W. Murphy.......  58 Chief Executive Officer--Mail Box; Director
  Leeds Hackett...........  57 Chief Executive Officer--NCMC; Director
  John Maloney............  52 Chief Operating Officer--Bomar; Director
  Les J. Kirschbaum.......  55 Chief Executive Officer--Mid-Continent; Director
  Edward A. DuCoin........  32 Co-President--Impact; Director
  Howard L. Clark, Jr.....  53 Director
  Scott H. Lang...........  51 Director
  Tomasso Zanzotto........  56 Director
  Gene Collins............  55 Chief Executive Officer--Bomar
  David T. DuCoin.........  39 Co-President--Impact

  MICHAEL J. CUNNINGHAM joined Compass in June 1997 and has served as a director since September 1997. Prior to joining the Company, Mr. Cunningham held various senior executive positions at American Express Company ("American Express"). From 1992 until June 1997, Mr. Cunningham was Vice President-- Operations of the Travel Related Services division of American Express where he was responsible for management of the billing and payment processes for all domestic credit card holders, as well as the collection agency management function. He also chaired the steering committee and managed the group that develops and enhances the global system that generates Travel Related Services customer statements throughout the world. From 1988 to 1992, Mr. Cunningham was the Vice President of Finance of the Travel Related Services division and from 1984 to 1988 he served as Director of Corporate Financial Analysis for American Express. Mr. Cunningham formerly served on the Advisory Council for the National Foundation for Consumer Credit.

  MAHMUD U. HAQ joined Compass in April 1997 and has served as a director since October 1997. From December 1996 until joining the Company, Mr. Haq was the Executive Vice President of Global Business Development at Nationwide Credit, Inc., one of the nation's largest accounts receivable management companies. From 1985 to 1996, Mr. Haq held various senior executive positions at American Express, including Vice President--Risk Management of Global Collections for the Travel Related Services division (1994-1996) and Vice President and Controller--Consumer Card Group Operations for the Travel Related Services division (1992-1994). Mr. Haq formerly served on the Board of Directors of the Consumer Credit Association.

  RICHARD A. ALSTON joined Compass in June 1997. From December 1994 to March 1997, Mr. Alston served as the Executive Vice President--Finance and Corporate Development at National Processing, Inc., the nation's second largest credit card processing company. From 1991 to 1994, Mr. Alston was the President of Alston Associates which provided strategic and operations consulting services to Fortune 500 clients. From 1986 to 1991, Mr. Alston was a Senior Vice President at Sealy, Inc. where he oversaw the implementation of new manufacturing and financial systems throughout the Company and was responsible for the Company's international licensing activities and contract sales.

  KENNETH W. MURPHY will become a director of the Company after the consummation of the Offering. Mr. Murphy has served as the President and Chief Executive Officer of Mail Box since its founding in 1971. Mr. Murphy was the Chairman of the Board of Directors of The Mail Advertising Service Association, International

("MASA"), a mailing industry trade association, from 1987 to 1993. He is currently a member of the Board of Directors of MASA-Southwest and a member of the Advertising Mail Marketing Association, the Direct Marketing Association of North Texas and the Dallas-Fort Worth and Austin Postal Customer Councils.

  LEEDS HACKETT will become a director of the Company after the consummation of the Offering. Mr. Hackett has served as the Chairman and Chief Executive Officer of NCMC since 1991. From 1989 to 1991, Mr. Hackett was Executive Vice President and Chief Financial Officer of The Union Corporation, a New York Stock Exchange company, which has subsidiaries in the debt collection business. From 1987 to 1989, he was the President and Chief Executive Officer of The Park Avenue Bank, N.A. and from 1965 to 1986, he held various management positions at Marine Midland Bank.

  JOHN MALONEY will become a director of the Company after the consummation of the Offering. Mr. Maloney has served as the Chief Operating Officer of Bomar since its founding in 1986. In such position, Mr. Maloney manages all of Bomar's operations and production processes. He has played an integral role in Bomar's strategic planning and development since its formation.

  LES J. KIRSCHBAUM will become a director of the Company after the consummation of the Offering. Mr. Kirschbaum has served as President of Mid-Continent since 1974 and became Chief Executive Officer in 1995. Mr. Kirschbaum served as the Chairman of the Commercial Agency Section ("CAS") of the Commercial Law League of America ("CLLA") from 1986 to 1988, and was the CAS representative on the Board of Governors of the CLLA from 1991 to 1994. The CLLA is a trade association of commercial attorneys and commercial collection agencies with approximately 6,000 members.

  EDWARD A. DUCOIN will become a director of the Company after the consummation of the Offering. Mr. DuCoin founded Impact in 1984 and serves as its Co-President with his brother, David T. DuCoin. He was a member of the Board of Directors of the American Telemarketing Association from 1992 to 1993 and has been a national speaker on the subject of telemarketing.

  HOWARD L. CLARK, JR. will become a director of the Company after the consummation of the Offering. Mr. Clark has served as Vice Chairman of Lehman Brothers Inc. since 1993. He was Chairman, President and Chief Executive Officer of Shearson Lehman Brothers Holdings, Inc. from 1990 until he assumed his current position. Prior thereto, Mr. Clark was Executive Vice President and Chief Financial Officer of American Express, having held various positions with that firm since 1981. He is also a director of Lehman Brothers Inc., Fund American Enterprises Holdings, Inc., The Maytag Corporation, Walter Industries, Inc. and Plasti-Line Inc. Lehman Brothers Inc. is a co-managing underwriter for the Offering.

  SCOTT H. LANG became a director of the Company in April 1997. Since 1996, Mr. Lang has been a managing member of BGL Management Company, LLC, which is the managing member of BGL Capital Partners, LLC ("BGL"), a merchant banking firm which originates and finances industry consolidations. Mr. Lang is also a Managing Director and Principal of Brown, Gibbons, Lang & Company, L.P., an investment banking firm, a position he has held since 1995. From 1985 to 1995, he served as Executive Vice President and Managing Director of Investment Banking at Rodman & Renshaw, Inc., a Chicago-based securities firm.

  TOMMASO ZANZOTTO will become a director of the Company after the consummation of the Offering. Mr. Zanzotto is the President of Toscana Ville
E. Castelli, a real estate development company which owns and operates residential and commercial properties in the lodging and hotel industry. From 1994 to 1996, he was the Chairman and Chief Executive Officer of Hilton International. From 1969 to 1993, Mr. Zanzotto held various positions with American Express Travel Related Services including President International, American Express Financial and Travel Services (1990-1993); President, American Express Corporate Card Division (1987-1990); and President, American Express Travelers Cheques (Europe, Africa, Middle East). He is also a director of Travel Services International, Inc., a distributor of specialized leisure travel services.

  GENE COLLINS has served as the Chief Executive Officer of Bomar since its founding in 1986. In such position, he manages the marketing efforts and business development of the organization. In addition, Mr. Collins is responsible for Bomar's financial planning and works closely with Mr. Maloney in determining the company's strategic plan.

  DAVID T. DUCOIN became actively involved with Impact in 1986 and has served as its Co-President since 1993. He has been instrumental in the development of Impact's proprietary predictive dialing system as well as the integration of inbound and outbound technology in a shared database environment. Prior to joining Impact, Mr. DuCoin was involved in television production and was the Senior Editor and Chief Engineer for a variety of programs including major league sports broadcasts.

MANAGEMENT OF THE COMPANY FOLLOWING THE ACQUISITIONS

  Upon the consummation of the Offerings, the Company intends to operate with a decentralized management strategy. Messrs. Cunningham, Haq and Alston will manage the Company's operations and be responsible for areas including strategic planning, resource allocation, capital financing, financial reporting, marketing efforts and human resources. They will work closely with the Founding Companies to coordinate, integrate and expand their service offerings. Messrs. Murphy, Hackett, Maloney, Kirschbaum, Collins, Edward A. DuCoin and David T. DuCoin will continue to make day-to-day operating decisions and be primarily responsible for the operations of their respective Founding Companies.

BOARD OF DIRECTORS

  After consummation of the Acquisitions, the Board of Directors of the Company will consist of ten directors divided into three classes with each class serving for a term of three years. At each annual meeting of stockholders, directors will be elected by the holders of the Common Stock to succeed those directors whose terms are expiring. Directors whose terms will expire in 1998 are: Mahmud U. Haq, Les J. Kirschbaum, Edward A. DuCoin and Tomasso Zanzotto; directors whose terms will expire in 1999 are: John Maloney, Scott H. Lang and Howard L. Clark, Jr.; directors whose terms will expire in 2000 are: Leeds Hackett, Kenneth W. Murphy and Michael J. Cunningham. The Initial Stockholders have entered into an agreement with respect to nominating and electing directors in the five years following the Offering. See "Description of Capital Stock--Stockholders' Agreement." The Company expects that the Board of Directors will establish an Audit Committee, a Compensation Committee, and such other committees as the Board may determine. The members of each committee are expected to be determined at the first meeting of the Board of Directors following the consummation of the Acquisitions. Directors elected by the Company's stockholders may be removed only for cause.

DIRECTOR COMPENSATION

  Directors who are also employees of the Company or one of its subsidiaries do not receive compensation for serving as directors. Each director who is not an employee of the Company or one of its subsidiaries receives a fee of $2,000 for attendance at each Board of Directors' meeting and $1,000 for each committee meeting (unless held on the same day as a Board of Directors' meeting). Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof or otherwise incurred in their capacity as directors. Upon the consummation of the Offering, each non-employee director will be granted options to purchase 10,000 shares of Common Stock at an exercise price equal to the initial public offering price. See "--1997 Employee Incentive Compensation Plan."

EXECUTIVE COMPENSATION; EMPLOYMENT AGREEMENTS; COVENANTS NOT TO COMPETE

  Compass was incorporated in April 1997 and has conducted no operations and generated no revenue to date. BGL has entered into agreements with Messrs. Cunningham, Haq and Alston, dated April 28, 1997, March 31, 1997 and May 28, 1997, respectively, pursuant to which Messrs. Cunningham, Haq and Alston provide consulting services to BGL in connection with the Acquisitions and the Offering. As compensation for these consulting services, Messrs. Cunningham, Haq and Alston are receiving annual consulting fees of $225,000, $200,000 and $200,000, respectively. Such fees will remain in effect until the earliest of the closing of the Offering, the execution of an employment agreement with Compass, as described below, or termination of the consulting agreement. Amounts paid by BGL pursuant to the consulting agreements, together with interest thereon at 8% per annum, will be repaid by Compass to BGL from the net proceeds of the Offering.

  Prior to the consummation of the Offering, Messrs. Cunningham, Haq and Alston will enter into three-year employment agreements with the Company providing for annual base salaries of $225,000 for Mr. Cunningham and $200,000 for each of Mr. Haq and Mr. Alston. Each agreement provides that the executive is eligible to earn an annual bonus of up to 100% of his salary based upon specified performance criteria. Unless terminated or not renewed by the Company or the executive, the term of each such employment agreement will continue thereafter on a year-to-year basis on the same terms and conditions existing at the time of renewal. Each employment agreement will contain a covenant not to compete with the Company for a period of one year following termination of employment. Under this covenant, the executive is prohibited from: (i) engaging in any business in competition with the Company anywhere in the United States; (ii) enticing a managerial employee of the Company away from the Company; (iii) soliciting or selling any competitive products or services to any person or entity which is, or has been within one year prior to the date of termination, a customer of the Company, or that was actively solicited by the Company during such period; or (iv) calling upon a prospective acquisition candidate which the employee knew was approached or analyzed by the Company, for the purpose of acquiring the entity. The covenant may be enforced by injunctions or restraining orders and shall be construed in accordance with the changing activities, business and location of the Company. Each employment agreement requires the executive to devote his full time to the Company.

  Each of these employment agreements will provide that, in the event of a termination of employment by the Company without cause during the term of the agreement, the Company will pay to the executive, as severance compensation,
(i) his then current salary plus the bonus paid to him the last fiscal year for a period of two years following the date of termination and (ii) his bonus for the current year prorated through the termination date. Payment is due in equal installments on the Company's normal payroll payment dates during the severance period. The employment agreements will further provide that in the event of a change in control of the Company (as defined in the employment agreements), the executive will have the right, following such change in control, to terminate his employment for Good Reason (or, in the 60 days immediately following such change in control, for any reason) and be entitled to receive severance benefits as described above. So long as the executive does not engage in conduct giving rise to the right to terminate employment for cause, Good Reason includes (i) the failure to elect the executive to the office previously held, the removal of the executive from his position or the assignment to the executive of any additional duties or responsibilities or a reduction in executive's duties or responsibilities which, in either case, are inconsistent with those customarily associated with such position and (ii) a relocation by the Company of the executive's place of employment beyond a specified area.

  Upon the consummation of the Acquisitions, the Founding Companies will enter into five-year employment agreements with certain of their executive officers, including Messrs. Murphy, Hackett, Maloney, Kirschbaum, Collins, Edward A. DuCoin and David T. DuCoin. Each agreement requires the executive to devote his full time to the Founding Company, specifies an annual base salary and provides that the executive is eligible to earn an annual bonus of up to 100% of salary upon specified performance criteria. The Founding Companies will also enter into employment agreements with other key employees for terms ranging from one to five years. Unless terminated or not renewed by the Founding Companies or the employee, the term of each employment agreement will continue thereafter on a year-to-year basis on the same terms and conditions existing at the time of renewal. Each employment agreement will contain a covenant not to compete whereby, for a two-year period following termination of employment (one year with respect to employees other than executive officers), the employee is prohibited from (i) engaging in any business in competition with the business in which the applicable Founding Company engages anywhere in the United States, (ii) enticing a managerial employee of the Founding Company away from the Founding Company, (iii) soliciting or selling any competitive products or services to any person or entity which is, or has been within one year prior to the date of termination, a customer of the Founding

Company, or that was actively solicited by the Founding Company during such period, or (iv) calling upon a prospective acquisition candidate which the employee knew was approached or analyzed by the Company, for the purpose of acquiring the entity. Each agreement will provide that upon termination of employment by the Founding Company without cause, the employee will be entitled to receive from the Company his or her annual salary for a period of two years following termination (one year with respect to employees other than executive officers) plus his or her bonus for the current year prorated through the termination date.

  Upon the consummation of the Offering, certain of the executive officers of the Company will be granted options to purchase Common Stock at an exercise price equal to the initial public offering price. See "--1997 Employee Incentive Compensation Plan."

1997 EMPLOYEE INCENTIVE COMPENSATION PLAN

  Prior to the consummation of the Offering, the Board of Directors and the Company's stockholders are expected to approve the Company's 1997 Employee Incentive Compensation Plan (the "Plan"). The purpose of the Plan is to provide directors, officers, employees, consultants and independent contractors with additional incentives by increasing their ownership interests in the Company. Individual awards under the Plan may take the form of one or more of: (i) either incentive stock options ("ISOs") or non-qualified stock options ("NQSOs"); (ii) stock appreciation rights ("SARs"); (iii) restricted or deferred stock; (iv) dividend equivalents; and (v) cash awards or other awards not otherwise provided for, the value of which is based in whole or in part upon the value of the Common Stock. The Compensation Committee will administer the Plan and generally select the individuals who will receive awards and the terms and conditions of those awards.

  The Company has reserved 2,000,000 shares of Common Stock for use in connection with the Plan. It is the policy of the Company that the number of shares of Common Stock subject to options granted under the Plan will not exceed 10% of the number of shares of Common Stock then outstanding. Shares of Common Stock which are attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards.

  The Plan will remain in effect until terminated by the Board of Directors. The Plan may be amended by the Board of Directors without the consent of the stockholders of the Company, except that any amendment, although effective when made, will be subject to stockholder approval if required by any federal or state law or regulation or by the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted.

  In connection with the Offering, NQSOs to purchase a total of 690,000 shares of Common Stock will be granted. Of this amount, options to purchase 350,000 shares of Common Stock will be granted to management of the Company, including 150,000 options to Mr. Cunningham and 100,000 options to each of Messrs. Haq and Alston, an aggregate of 65,000 options will be granted to other employees of the Company and an aggregate of 275,000 options will be granted to certain employees of the Founding Companies. The grants of all of the foregoing options will be effective as of the date of the Offering and each option will have an exercise price equal to the initial public offering price per share in the Offering. These options will vest in three equal annual installments commencing on the first anniversary of the grant, and will expire 10 years from the date of grant or three months following termination of employment.

  The Plan also provides for: (i) the automatic grant to each non-employee director (a "Participant") serving at the commencement of the Offering of an option to purchase 10,000 shares of Common Stock; and thereafter (ii) the automatic grant to each Participant of an option to purchase 10,000 shares upon such person's initial election as a director. In addition, the Plan provides for an automatic annual grant to each Participant of an option to purchase 5,000 shares at each annual meeting of stockholders following the Offering, provided, however, that if the first annual meeting of stockholders following a person's initial election as a non-employee director is within three months of the date of such election or appointment, such person will not be granted an option to purchase 5,000 shares of Common Stock at such annual meeting. These options will have an exercise price per share equal to the fair market value of a share at the date of grant. Options granted under the Plan will expire at the earlier of 10 years from the date of grant or one year after termination of service as a director, and options will be immediately exercisable.

  The Plan affords the Compensation Committee discretion to fashion performance awards for eligible participants with incentives the Compensation Committee deems appropriate. It permits the issuance of awards based on the satisfaction of specific performance criteria in cash or Common Stock. The performance goals for any year may be based on a broad array of performance measures as selected by the Compensation Committee, including financial results on a consolidated basis or an operating unit basis depending on the responsibility of the participant, as well as achievement of personal performance goals. The maximum value of such awards for any participant in any year is 100% of such participant's salary. In addition, the Compensation Committee has discretion to pay, cancel or provide for the substitution or assumption of such bonus awards.

EMPLOYEE STOCK PURCHASE PLAN

  Prior to consummation of the Offering, the Company will adopt the Employee Stock Purchase Plan (the "Stock Purchase Plan"), pursuant to which a total of 500,000 shares of Common Stock will be reserved for issuance. The Stock Purchase Plan, which is intended to qualify under Section 423 of the Code, permits eligible employees of the Company to purchase Common Stock through payroll deductions with all such deductions credited to an account under the Stock Purchase Plan. Payroll deductions may not exceed $25,000 for all purchase periods ending with any Plan Year (as hereinafter defined).

  The Stock Purchase Plan operates on a calendar year basis (the "Plan Year"). To be eligible to participate during a Plan Year, an employee must file all requisite forms prior to a specified due date known as the "Grant Date." Generally the first day of each Plan Year will be the Grant Date and the last day of each Plan Year will be an Exercise Date (the "Exercise Date"). The determination of the Grant Date and the Exercise Dates are completely within the discretion of the Plan Committee. On each Exercise Date, participants' payroll deductions credited to their accounts will be automatically applied to the purchase price of Common Stock at a price per share which is the lesser of eighty-five percent (85%) of the fair market value of the Common Stock on the Grant Date or on the Exercise Date. Employees may end their participation in the Stock Purchase Plan at any time during an offering period, and their payroll deductions to date will be refunded. Participation ends automatically upon termination of employment with the Company.

  Employees are eligible to participate in the Stock Purchase Plan if they are customarily employed by the Company or a designated subsidiary for at least 20 hours per week and for more than five months in any calendar year. No person will be able to purchase Common Stock under the Stock Purchase Plan if such person, immediately after the purchase, would own stock possessing 5% or more of the total combined voting power or value of all outstanding shares of all classes of stock of the Company.

                             CERTAIN TRANSACTIONS

ORGANIZATION OF THE COMPANY

  The Company was formed in April 1997. The Company was initially capitalized by BGL and Messrs. Cunningham, Haq and Alston. Mr. Lang, a director of the Company, is a managing member of BGL Management Company, LLC, which is the managing member of BGL. Following the approximate 112.1846-for-one stock split to be effected prior to the consummation of the Offering, the 15,000 shares of Common Stock initially issued by the Company to its founders will total 1,682,769 shares. Shortly after the consummation of the Offering, the Company expects that BGL will distribute its shares of Common Stock to its members.

THE ACQUISITIONS

  The aggregate consideration to be paid by Compass in the Acquisitions consists of approximately $19.2 million in cash and 5,435,691 shares of Common Stock. The following table sets forth the consideration to be paid to the stockholders of each of Founding Companies and the debt of each Founding Company to be assumed by Compass in the Acquisitions.

                                                            SHARES OF
                                                             COMMON      DEBT
                    FOUNDING COMPANY                CASH(1) STOCK(1)  ASSUMED(2)
                    ----------------                ------- --------- ----------
                                                       (DOLLARS IN THOUSANDS)
      Mail Box..................................... $ 9,437 2,461,852  $ 3,213
      NCMC.........................................   2,777   965,801      826
      Bomar........................................   4,415 1,151,787    5,497
      Mid-Continent................................   1,790   467,127    4,458
      Impact.......................................     790   389,124    1,440
                                                    ------- ---------  -------
        Total...................................... $19,209 5,435,691  $15,434
                                                    ======= =========  =======

--------
(1) The number of shares of Common Stock to be issued to the stockholders of the Founding Companies is fixed. If the initial public offering price is higher or lower than the assumed price, the cash consideration will vary proportionately. For example, a $1.00 per share increase or decrease from the assumed offering price will result in a $1.7 million increase or decrease, respectively, in the aggregate cash consideration paid to Founding Company stockholders.
(2) Reflects: (i) debt of the Founding Companies, including capital leases and lines of credit; and (ii) debt incurred by Mid-Continent in connection with a stock redemption.

  The consideration to be paid for each Founding Company is subject to possible post-closing adjustment based upon adjusted 1997 earnings. If a Founding Company's adjusted earnings exceed current estimates of adjusted earnings by more than five percent, Compass will pay the former stockholders of such Founding Company additional cash consideration equal to five percent of the total consideration previously paid for such Founding Company in the Acquisition. The maximum possible increase in the consideration paid by Compass for all Founding Companies is approximately $4.1 million. The potential increase in goodwill due to this increase in consideration is approximately $2.2 million, with associated amortization of approximately $66,000 per year. If a Founding Company's adjusted 1997 earnings are less than current estimates of adjusted earnings by more than five percent, the former stockholders of such Founding Company will be required to repay to Compass in cash up to ten percent of the total consideration previously paid to them in the Acquisition. The maximum possible decrease in the consideration paid by Compass for all Founding Companies is approximately $8.2 million. The potential decrease in goodwill due to this decrease in consideration is approximately $4.4 million, with an associated reduction in amortization of approximately $132,000 per year.

  The consideration for each Founding Company was determined through arm's length negotiations between Compass and representatives of each Founding Company, and based on a uniform formula, applied to each of the Founding Companies in the same manner reflecting primarily their respective operating incomes, as adjusted to reflect long-term debt assumed, contractually agreed upon compensation adjustments, to eliminate the effects of certain non-recurring expenses, and to reflect certain other agreed upon matters. No independent appraisals of any Founding Company were obtained. Each Founding Company was represented by independent counsel in the negotiation of the terms and conditions of the Acquisitions.

  Each Acquisition Agreement contains standard representations and warranties of each party as well as indemnification provisions in the event of a breach of any representations and warranties made by any party to the agreement. Furthermore, each Acquisition Agreement provides that the consummation of the acquisition is subject to customary conditions. These conditions include, among others, (i) the continuing material accuracy on the closing date of the Acquisitions of the representations and warranties of the Founding Company, the stockholders of the Founding Company and Compass; (ii) the performance of all covenants included in the Acquisition Agreements; (iii) the absence of a material adverse change in the results of operations, financial condition or business of the Founding Company; and (iv) the simultaneous closing of all of the Acquisitions. There are no other material conditions to the closing of the Acquisitions.

  Pursuant to each Acquisition Agreement, the principal stockholders of the Founding Companies have agreed not to compete with the Company for five years following the closing of the Acquisitions wherever the Company conducts business.

  In connection with the Acquisitions, and as consideration for their interests in the Founding Companies, certain officers, directors and holders of more than 5% of the outstanding shares of Common Stock will receive cash and shares of Common Stock as follows:

                                                                      SHARES OF
                                                                       COMMON
            NAME                                              CASH      STOCK
            ----                                           ---------- ---------
      Kenneth W. Murphy(1)................................ $6,806,884 1,587,000
      Leeds Hackett.......................................    798,227   393,329
      Gene Collins........................................  1,899,684   525,099
      Mary Maloney........................................  1,899,684   525,099
      Les J. Kirschbaum...................................  1,790,653   467,127
      Edward A. DuCoin....................................    394,846   194,562
      David T. DuCoin.....................................    394,846   194,562

--------
(1) Includes cash and shares of Common Stock to be received by a trust established for the benefit of Mr. Murphy's children.

  Upon the consummation of the Acquisitions, the Founding Companies will enter into employment agreements with certain officers, directors and holders of more than 5% of the outstanding Common Stock. See "Management--Executive Compensation; Employment Agreements; Covenant Not to Compete."

  The Company intends to repay certain indebtedness of the Founding Companies from the net proceeds of the Offering, including approximately $5.1 million of indebtedness that is personally guaranteed by certain stockholders of the Founding Companies. As of September 30, 1997, the approximate aggregate amount of such guarantees for each of such individuals was as follows: Kenneth W. Murphy--$2.0 million of Mail Box indebtedness; Gene Collins and Mary Maloney-- $1.6 million of Bomar indebtedness; Les J. Kirschbaum--$747,000 of Mid-Continent indebtedness; and Edward A. DuCoin and David T. DuCoin--$766,000 of Impact indebtedness.

  The Company will pay a finders' fee of approximately $440,000 from the net proceeds of the Offering to an unaffiliated business broker in connection with the Bomar acquisition.

OTHER TRANSACTIONS

  As of September 30, 1997, BGL had incurred $1.8 million in connection with Compass' formation, the Offering and the Acquisitions. This amount includes
(i) payment of certain expenses and (ii) payment of consulting fees to Messrs. Cunningham, Haq and Alston under their consulting agreements. See "Management." The Company anticipates that additional amounts will be advanced by BGL on Compass' behalf prior to the consummation of the Offering. All amounts advanced by BGL to Compass and paid by BGL under the consulting agreements, together with interest thereon at 8% per annum, will be repaid by Compass from the net proceeds of the Offering.

  Mail Box owns a 50% interest in MB Strategic, Ltd. ("MBS"), a database management company which commenced operations in February 1997. Mail Box provided MBS with $20,000 in start-up capital and continues to fund monthly operating expenses of $15,000 for a total commitment of $185,000, which is intended to cover compensation paid to the president of MBS. Mail Box provides MBS space within its facilities and the use of data management systems, and pays the salaries and benefits of MBS' clerical employees. Mail Box is entitled to receive 20% of gross monthly revenues of MBS, in addition to 50% of its operating profits and losses.

  Since 1982, Mail Box has leased its corporate headquarters and certain of its mailing facilities from TDC #12, Ltd. ("TDC") pursuant to a lease which expires in October 2002. Mr. Murphy is a 50% limited partner of TDC. The annual rent under this lease was approximately $290,000 in 1996 and will total approximately $321,000 in 1997.

  From April 1996 through August 1996, Mail Box leased certain inserting machines from a partnership, the partners of which include certain stockholders of Mail Box. The cost of the equipment was $223,000 and in August 1997, Mail Box exercised its option to purchase the equipment for $130,000.

  In connection with the Patent Infringement Lawsuits, Compass has entered into an agreement with NCMC and its former stockholders whereby any monetary settlement or judgement in NCMC's favor will be allocated: first, to the Company in an amount necessary to pay income or other taxes arising therefrom; second, to the Company in an amount necessary to reimburse it for all fees and costs incurred in pursuing the litigation; third, to certain individuals in amounts to be determined by Leeds Hackett with the approval of the Company (such individuals are expected to include Mr. Hackett and other former stockholders of NCMC) to the extent that the amounts remaining are paid with respect to infringement occurring prior to the closing of the Acquisitions; and fourth, all remaining amounts to the Company. Mr. Hackett, a director of the Company and a former stockholder of NCMC, is a party to this agreement. See "Business--Litigation."

  Impact leases office space on a month to month basis from a partnership owned by Edward and David DuCoin. Total rent expense was $139,000 and $89,000 for 1996 and the nine months ended September 30, 1997, respectively. Effective July 1, 1997, the annual rent was reduced to $84,000.

  At December 31, 1996 and September 30, 1997, the outstanding balance of advances made by Impact to Edward and David DuCoin and to Woodbury Executive Center and Eastern Shore Travel, which are partnerships owned by the DuCoins, was $188,000. These advances will be repaid in full simultaneously with the closings of the Acquisitions.

  At December 31, 1995 and 1996 and September 30, 1997, the outstanding balance of loans made by Mid-Continent to Les J. Kirschbaum totaled $710,000, $751,000 and $808,000, respectively. These loans accrue interest at the short-term annual Applicable Federal Rate prescribed by the Internal Revenue Service, with the balance of principal and interest due upon demand. Immediately prior to the closing of the Acquisitions, Mid-Continent will redeem certain of Mr. Kirschbaum's shares in retirement of his loans.

  Mid-Continent Agencies of New York, Inc. ("MCNY"), a subsidiary of Mid-Continent, leases office space from William J. Vallecourse, a stockholder of MCNY, pursuant to a lease that expires in May 2004. Annual rent under this lease is approximately $90,000.

COMPANY POLICY

  Certain related-party transactions described above under "Other Transactions" were not negotiated on an arm's-length basis. It is the Company's policy that any future transactions with officers, directors and affiliates will be approved by a majority of the Board, including a majority of the disinterested members of the Board, and will be made on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth, after giving effect to the Acquisitions, certain information with respect to the beneficial ownership of the Company's Common Stock by: (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each director and person who is or will become a director upon consummation of the Offering;
(iii) each executive officer; and (iv) all executive officers and directors as a group.

                                       SHARES OF        PERCENTAGE OWNED
                                        COMMON   ------------------------------
    NAME AND ADDRESS OF BENEFICIAL
               OWNER(1)                  STOCK   BEFORE OFFERING AFTER OFFERING
    ------------------------------     --------- --------------- --------------
Kenneth W. Murphy(2).................. 1,587,000      22.3%           14.1%
Leeds Hackett.........................   393,329       5.5%            3.5%
Gene Collins..........................   525,099       7.4%            4.7%
Mary Maloney..........................   525,099       7.4%            4.7%
John Maloney(3).......................   525,099       7.4%            4.7%
Les J. Kirschbaum.....................   467,127       6.6%            4.2%
Edward A. DuCoin......................   194,562       2.7%            1.7%
David T. DuCoin.......................   194,562       2.7%            1.7%
Michael J. Cunningham.................   252,415       3.5%            2.3%
Mahmud U. Haq.........................   196,323       2.8%            1.8%
Richard A. Alston.....................   112,185       1.6%            1.0%
Howard L. Clark, Jr.(4)...............    10,000         *               *
Scott H. Lang(4)(5)(6)................ 1,131,846      15.9%           10.1%
Tomasso Zanzotto(4)...................    10,000         *               *
BGL Capital Partners, L.L.C.(5)(6).... 1,121,846      15.8%           10.0%
All directors and officers as a group
 (thirteen persons)(2)(3)(4)(5)....... 5,599,547      78.3%           49.8%

--------
*  Less than 1.0%.

(1) Unless otherwise indicated, the address of the beneficial owners is c/o Compass, One Penn Plaza, Suite 4430, New York, New York 10119.
(2) Certain of these shares are owned by the Kenneth W. Murphy Childrens
    Trust.
(3) Includes 525,099 shares of Common Stock owned by Mr. Maloney's spouse, of which he may be deemed the beneficial owner.
(4) Includes 10,000 shares of Common Stock issuable upon the exercise of options which will be granted and vest upon the closing of the Offering.
(5) Includes 1,121,846 shares held by BGL. Mr. Lang is a managing member of BGL Management Company, L.L.C., which is the managing member of BGL. BGL intends to distribute its shares of Common Stock to its members following the consummation of the Offering.
(6) The address of each of Mr. Lang and BGL is 225 W. Washington Street, 16th Floor, Chicago, Illinois 60606.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock").

COMMON STOCK

  Of the 50,000,000 shares of Common Stock authorized, 11,218,460 shares will be outstanding upon consummation of the Offering. Subject to the rights of the holders of Preferred Stock, the holders of outstanding shares of Common Stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time lawfully determine. Each holder of Common Stock is entitled to one vote for each share held. Subject to the rights of holders of any outstanding Preferred Stock, upon liquidation, dissolution or winding up of the Company, any assets legally available for distribution to stockholders as such are to be distributed ratably among the holders of the Common Stock then outstanding. All shares of Common Stock currently outstanding are, and all shares of Common Stock offered hereby when duly issued and paid for will be, fully paid and nonassessable. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company.

  The Board of Directors is classified into three classes as nearly equal in number as possible, with the term of each class expiring on a staggered basis. See "Management--Board of Directors." The classification of the Board of Directors may make it more difficult to change the composition of the Board of Directors and thereby may discourage or make more difficult an attempt by a person or group to obtain control of the Company. Cumulative voting for the election of directors is not permitted, enabling holders of a majority of the outstanding Common Stock to elect all members of the class of Directors whose terms are then expiring.

PREFERRED STOCK

  The Amended and Restated Certificate of Incorporation of the Company authorizes the Board of Directors to issue preferred stock in classes or series and to establish the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to, among other things, the rate and nature of dividends, the price, terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock and voting rights. The Company will have authority, without approval of the holders of Common Stock, to issue preferred stock that has voting, dividend or liquidation rights superior to the Common Stock and that may adversely affect the rights of holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company currently has no plans to issue any shares of Preferred Stock.

  One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

STOCKHOLDERS' AGREEMENT

  In connection with the Acquisitions, the Initial Stockholders entered into an agreement (the "Stockholders' Agreement") with respect to nominating and electing Directors to the Board of Directors of the Company. The

Stockholders' Agreement sets forth the manner and terms by which the stockholders of the Founding Companies and founders of Compass may nominate Directors in each of the Classes. Each of the parties to the Stockholders' Agreement has agreed to vote its Common Stock (i) for the reelection of the incumbent directors of the Company or their successors as described below and
(ii) with respect to any matter put to a stockholder vote, in accordance with the recommendation of the incumbent Board of Directors. In the event that an incumbent director who is a former shareholder of a Founding Company is unable to or does not stand for reelection, the former shareholders of such Founding Company may designate his successor for nomination. Should Mr. Lang be unable to or not stand for reelection, BGL may designate his successor. Nominees for other vacancies will be selected by a majority of the then-incumbent Board of Directors. The Stockholders' Agreement terminates immediately following the Company's annual meeting of stockholders relating to fiscal year 2002 (but occurring in fiscal year 2003). The Stockholders' Agreement may be amended by the holders of a majority of the aggregate number of shares of outstanding Common Stock then held by the Initial Stockholders.

CERTAIN PROVISIONS AFFECTING STOCKHOLDERS

  Delaware, like many other states, permits a corporation to adopt a number of measures through amendment of the corporate charter or bylaws or otherwise, which may have the effect of delaying or deterring any unsolicited takeover attempts. In addition, Section 203 of the Delaware General Corporation Law restricts certain "business combinations" with "interested stockholders" (generally a holder of 15% or more of the Company's voting stock) for three years following the date that person becomes an interested stockholder. By delaying or deterring unsolicited takeover attempts, these provisions could adversely affect prevailing market prices for the Common Stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is First Chicago Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  After the Offering, the Company will have outstanding 11,218,460 shares of Common Stock. The 4,100,000 shares being sold in the Offering are freely tradable without restriction unless acquired by affiliates of the Company. None of the remaining 7,118,460 outstanding shares of Common Stock has been registered under the Securities Act, which means that they may be resold publicly only upon registration under the Securities Act or in compliance with an exemption from the registration requirements of the Securities Act, including the exemption provided by Rule 144 thereunder.

  In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of the acquisition of restricted shares of Common Stock from either the Company or any affiliate of the Company, the acquiror or subsequent holder thereof may sell, within any three-month period commencing 90 days after the date of the Prospectus relating to the Offering, a number of shares that does not exceed the greater of one percent of the then outstanding shares of the Common Stock, or the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If two years have elapsed since the later of the date of the acquisition of restricted shares of Common Stock from the Company or any affiliate of the Company, a person who is not deemed to have been an affiliate of the Company at any time for 90 days preceding a sale would be entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements.

  Upon completion of the Offering, the holders of Common Stock who did not purchase shares in the Offering will own 7,118,460 shares of Common Stock, including the stockholders of the Founding Companies who will receive, in the aggregate, 5,435,691 shares in connection with the Acquisitions and founders and executive officers of Compass who own 1,682,769 shares. These shares have not been registered under the Securities Act and, therefore, may not be sold unless registered under the Securities Act or sold pursuant to an exemption from registration, such as the exemption provided by Rule 144. Furthermore, these stockholders have agreed with the Company not to sell, transfer or otherwise dispose of any of these shares for a one-year period following the Offering. Such stockholders have certain piggyback registration rights beginning one year after the Offering and one demand registration right for the six-month period beginning twenty months after the Offering with respect to these shares.

  The Company and the holders of all shares outstanding prior to the Offering (including the holders of shares issued in connection with the Acquisitions) have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of NationsBanc Montgomery Securities, Inc. except for: (i) in the case of the Company, Common Stock issued pursuant to any employee or director plan described herein or in connection with acquisitions; (ii) in the case of all such holders, the exercise of stock options pursuant to benefit plans described herein and shares of Common Stock disposed of as bona fide gifts; and (iii) in the case of BGL, distributions of Common Stock to its members, subject, in each case, to any remaining portion of the 180-day period applying to any shares so issued or transferred. In evaluating any request for a waiver of the 180-day lock-up period, NationsBanc Montgomery Securities, Inc. will consider, in accordance with their customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market for the Common Stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance.

  The 3,000,000 shares of Common Stock to be registered pursuant to the Company's shelf registration statement will be, upon issuance thereof, freely tradable unless acquired by parties to the acquisition or affiliates of such parties, other than the issuer, in which case they may be sold pursuant to Rule 145 under the Securities Act. Rule 145 permits such persons to resell immediately securities acquired in transactions covered under the Rule, provided such securities are resold in accordance with the public information, volume limitations and manner of sale requirements of Rule 144. If a period of one year has elapsed since the date such securities were acquired in such transaction and if the issuer meets the public information requirements of Rule 144, Rule 145 permits a person who is not an affiliate of the issuer to freely resell such securities. The Company intends to contractually restrict the sale of shares issued in connection with future acquisitions. The registration rights described above do not apply to such shelf registration statement.

  Sales, or the availability for sale of, substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), represented by NationsBanc Montgomery Securities, Inc. and Lehman Brothers Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions in the underwriting agreement (the "Underwriting Agreement"), by and between the Company and the Underwriters, to purchase from the Company the number of shares of Common Stock indicated below opposite its name, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock, if they purchase any.

                                                                       NUMBER OF
      UNDERWRITERS                                                      SHARES
      ------------                                                     ---------
      NationsBanc Montgomery Securities, Inc..........................
      Lehman Brothers Inc.............................................
                                                                       ---------
          Total....................................................... 4,100,000
                                                                       =========

  The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow
selected dealers a concession of not more than $       per share; and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $        per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted to the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to a maximum of 615,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent the Underwriters exercise such over-allotment option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may exercise this over-allotment option only to cover over-allotments made in connection with the Offering.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  The Company's officers and directors and all of the stockholders of the Company prior to the Offering (including the holders of shares issued in connection with the Acquisitions) have agreed that for a period of 180 days after the date of this Prospectus they will not, without the prior written consent of NationsBanc Montgomery Securities, Inc. directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable for or convertible into shares of Common Stock, except for the exercise of stock options, shares of Common Stock disposed of as bona fide gifts and in the case of BGL, distributions of Common Stock to its members, subject in each case to any remaining portion of the 180-day period applying to shares issued or transferred. The Company has also agreed not to issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities for a period of 180 days after the effective date of this Offering without the prior written consent of NationsBanc Montgomery Securities, Inc. except for securities issued by the Company in connection with acquisitions and for grants and exercises of stock options, subject in each case to any remaining portion of the 180-day period applying to shares issued or transferred. In evaluating any request for a waiver of the 180-day lock-up period, NationsBanc Montgomery Securities, Inc. will consider, in accordance with their customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market for the Common Stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance.

  In connection with the Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities and Exchange Act of 1934, as amended, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and, in such case, may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 615,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, NationsBanc Montgomery Securities, Inc. on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

  Prior to the Offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price was determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were the history of and prospects for the Company and the industries in which it operates, an assessment of the Company's management, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of securities markets at the time of the Offering and the market price of publicly traded stock of comparable companies in recent periods.

  The Company has agreed to issue warrants (the "Warrants") to purchase an aggregate of 100,000 shares of Common Stock to Catamount Capital, L.L.C. as a fee for consulting services in connection with the acquisition of NCMC. Affiliates of Catamount Capital, L.L.C. may participate as underwriters in the Offering. The Warrants will be exercisable for a period of five years commencing on the first anniversary of the Offering, at a price equal to 120% of the initial public offering price, subject to adjustment in certain events. Each Warrant contains certain piggyback registration rights relating to the shares issuable thereunder.

                             CERTAIN LEGAL MATTERS

  The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Katten Muchin & Zavis, Chicago, Illinois. Certain partners of Katten Muchin & Zavis are investors in BGL, which will own 10.0% of the shares of Common Stock outstanding upon completion of the Offering. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Fulbright & Jaworski L.L.P., New York, New York.

                                    EXPERTS

  The balance sheet of Compass as of September 30, 1997 included in this Prospectus has been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated financial statements of The Mail Box, Inc. as of December 31, 1995 and 1996 and September 30, 1997 and for each of the three years in the period ended December 31, 1996 and the nine months ended September 30, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The audited consolidated financial statements of National Credit Management Corporation and Subsidiary as of September 30, 1997 and December 31, 1996 and 1995 and for the nine months ended September 30, 1997 and for each of the years in the three-year period ended December 31, 1996, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

  The consolidated financial statements of B.R.M.C. of Delaware, Inc. at September 30, 1997 and December 31, 1996 and 1995 and for the nine months ended September 30, 1997 and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Mid-Continent Agencies, Inc. as of December 31, 1995 and 1996 and September 30, 1997 and for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997, included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The combined financial statements of Impact Telemarketing Group, Inc. as of and for the year ended December 31, 1996 and as of and for the nine months ended September 30, 1997, included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Impact Telemarketing Group, Inc.'s ability to continue as a going concern as described in Note 1 to the financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 (which term shall encompass any and all amendments thereto) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof, which may be inspected without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a web site that contains reports, proxy and information statements regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of the prescribed fees.

  The Company intends to furnish its stockholders with an annual report containing audited financial statements and an opinion thereon expressed by independent auditors for each fiscal year and with quarterly reports containing unaudited summary information for the first three quarters of each fiscal year.

                   COMPASS INTERNATIONAL SERVICES CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
COMPASS INTERNATIONAL SERVICES CORPORATION UNAUDITED PRO FORMA COMBINED
 FINANCIAL STATEMENTS:
  Introduction to Unaudited Pro Forma Combined Financial Statements......  F-2
  Unaudited Pro Forma Combined Balance Sheet.............................  F-3
  Unaudited Pro Forma Combined Statements of Operations..................  F-4
  Notes to Unaudited Pro Forma Combined Financial Statements.............  F-7
COMPASS INTERNATIONAL SERVICES CORPORATION:
  Report of Independent Accountants...................................... F-11
  Balance Sheet.......................................................... F-12
  Notes to Financial Statement........................................... F-13
THE MAIL BOX, INC.:
  Report of Independent Accountants...................................... F-15
  Consolidated Balance Sheet............................................. F-16
  Consolidated Statement of Operations................................... F-17
  Consolidated Statement of Stockholders' Equity......................... F-18
  Consolidated Statement of Cash Flows................................... F-19
  Notes to Consolidated Financial Statements............................. F-20
NATIONAL CREDIT MANAGEMENT CORPORATION AND SUBSIDIARY:
  Report of Independent Public Accountants............................... F-27
  Consolidated Balance Sheets............................................ F-28
  Consolidated Statements of Operations.................................. F-29
  Consolidated Statements of Stockholders' Equity........................ F-30
  Consolidated Statements of Cash Flows.................................. F-31
  Notes to Financial Statements.......................................... F-32
B.R.M.C. OF DELAWARE INC.:
  Report of Independent Auditors......................................... F-39
  Consolidated Balance Sheet............................................. F-40
  Consolidated Statement of Operations................................... F-41
  Consolidated Statement of Stockholders' Equity......................... F-42
  Consolidated Statement of Cash Flows................................... F-43
  Notes to Consolidated Financial Statements............................. F-44
MID-CONTINENT AGENCIES, INC.:
  Report of Independent Accountants...................................... F-50
  Consolidated Balance Sheet............................................. F-51
  Consolidated Statement of Operations................................... F-52
  Consolidated Statement of Stockholders' Equity......................... F-53
  Consolidated Statement of Cash Flows................................... F-54
  Notes to Consolidated Financial Statements............................. F-55
IMPACT TELEMARKETING GROUP, INC.:
  Report of Independent Accountants...................................... F-62
  Combined Balance Sheet................................................. F-63
  Combined Statement of Operations....................................... F-64
  Combined Statement of Stockholders' Equity............................. F-65
  Combined Statement of Cash Flows....................................... F-66
  Notes to Combined Financial Statements................................. F-67

                  COMPASS INTERNATIONAL SERVICES CORPORATION

                      INTRODUCTION TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL STATEMENTS

  The following unaudited pro forma combined financial statements give effect to the acquisitions by Compass International Services Corporation ("Compass") of the outstanding capital stock of The Mail Box, Inc. ("Mail Box"), National Credit Management Corp. ("NCMC"), B.R.M.C. of Delaware, Inc. ("Bomar"), Mid-Continent Agencies, Inc. ("Mid-Continent") and Impact Telemarketing Group, Inc. ("Impact") (together, the "Founding Companies"). These acquisitions (the "Acquisitions") will occur simultaneously with the closing of Compass's initial public offering (the "Offering") and will be accounted for using the purchase method of accounting. In accordance with the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 97, Mail Box is deemed to be the accounting acquiror as the stockholders of Mail Box will receive the largest portion of the voting rights in the combined corporation.

  The unaudited pro forma combined balance sheet gives effect to the Acquisitions and the Offering as if they had occurred on September 30, 1997. The unaudited pro forma combined statement of operations gives effect to the Acquisitions as if they had occurred on January 1, 1996, reflects reductions in salaries, bonuses and certain benefits to the owners of the Founding Companies to which they have agreed prospectively, reflects reductions in interest expense associated with reductions in debt and gives effect to the three acquisitions by Bomar as if they had occurred on January 1, 1996.

  With respect to other potential cost savings, Compass has not and cannot quantify these savings until completion of the Acquisitions of the Founding Companies. It is anticipated that these savings will be offset by costs related to Compass' new corporate management and by the costs associated with being a public company. However, these costs, like the savings they offset, cannot be accurately quantified at this time. Neither the expected savings nor the anticipated costs have been included in the pro forma combined financial information of Compass.

  The pro forma adjustments are based on estimates, available information and certain assumptions and may be revised as additional information becomes available. The pro forma combined financial data do not purport to represent what Compass' financial position or results of operations would actually have been if such transactions in fact had occurred on those dates and are not necessarily representative of Compass' financial position or results of operations for any future period. Since the Founding Companies were not under common control or management, historical combined results may not be comparable to, or indicative of, future performance. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus. See "Risk Factors" included elsewhere herein.

                   COMPASS INTERNATIONAL SERVICES CORPORATION

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                               SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                                           ACQUISITION           OFFERING
                                                                           ADJUSTMENTS   PRO    ADJUSTMENTS
                                                            MID-            (SEE NOTE   FORMA    (SEE NOTE
ASSETS                    COMPASS MAIL BOX   NCMC  BOMAR  CONTINENT IMPACT     3)      COMBINED     3)      AS ADJUSTED
------                    ------- --------  ------ ------ --------- ------ ----------- -------- ----------- -----------
Cash and cash
 equivalents............  $  --   $   675   $1,361 $  243  $  114   $  102   $   770   $ 3,265   $  9,034     $12,299
Cash held for clients...     --       --       --     797     --       --        --        797        --          797
Commissions/accounts
 receivable, net........     --     3,888    2,303  1,462     518    1,912       --     10,083        --       10,083
Due from related parties
 and stockholders.......     --       --       --     --    1,495      188    (1,650)       33        --           33
Inventories.............     --       781      --     --      --       --        --        781        --          781
Postage on hand.........     --     2,442      --     --      --       --        --      2,442        --        2,442
Prepaid expenses and
 other..................     --       102      842     35     142       27       --      1,148        --        1,148
Deferred offering costs.   1,941      --       --     --      --       --        --      1,941     (1,941)        --
                          ------  -------   ------ ------  ------   ------   -------   -------   --------     -------
   Total current assets.   1,941    7,888    4,506  2,537   2,269    2,229      (880)   20,490      7,093      27,583
Property and equipment,
 net....................     --     4,258    2,478    894     159      844       --      8,633        --        8,633
Goodwill, net...........     --       --       --   4,088     --       --     51,907    55,995        --       55,995
Other assets............     --       275      275    707     214       22     1,000     2,493        --        2,493
                          ------  -------   ------ ------  ------   ------   -------   -------   --------     -------
   Total assets.........  $1,941  $12,421   $7,259 $8,226  $2,642   $3,095   $52,027   $87,611   $  7,093     $94,704
                          ======  =======   ====== ======  ======   ======   =======   =======   ========     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Short-term debt.........  $1,791  $ 1,358   $  374 $4,695  $  808   $  967   $   --    $ 9,993   $ (7,991)    $ 2,002
Accounts payable and
 accrued expenses.......     --     2,424    2,101    940     479    1,499       440     7,883       (440)      7,443
Collections due to
 clients................     --       --       639    797     --       --        --      1,436        --        1,436
Checks issued in excess
 of cash balance........     --       --       --     308     --       --        --        308        --          308
Postage allowances and
 deposits...............     --     3,719      --     --      --       --        --      3,719        --        3,719
Income taxes payable....     --       350      --     234     --       --        --        584        --          584
Payable to Founding
 Company stockholders...     --       --       --     --       51      --     19,158    19,209    (19,209)        --
                          ------  -------   ------ ------  ------   ------   -------   -------   --------     -------
   Total current
    liabilities.........   1,791    7,851    3,114  6,974   1,338    2,466    19,598    43,132    (27,640)     15,492
Long-term debt..........     --     1,133      256    419     --       --      4,250     6,058     (5,717)        341
Capital lease
 obligations............     --       722      196    383     --       473       --      1,774        --        1,774
Deferred income taxes...     --       160      192     47     --       --        --        399        --          399
Other...................     --       --       --      47     183      --        --        230        --          230
                          ------  -------   ------ ------  ------   ------   -------   -------   --------     -------
   Total liabilities....   1,791    9,866    3,758  7,870   1,521    2,939    23,848    51,593    (33,357)     18,236
Minority interest in
 subsidiary.............     --       --       --       9     --       --         (9)      --         --          --
Stockholders' equity:
 Common stock...........      17       14        2      1      10       91       (64)       71         41         112
 Additional paid-in
  capital...............     133    1,126    2,097     60      73      --     29,956    33,445     40,409      73,854
 Retained earnings......     --     2,502    1,402    286   1,051       65    (2,804)    2,502        --        2,502
 Unrealized loss on
  securities............     --       --       --     --      (13)     --         13       --         --          --
 Less: Treasury stock...     --    (1,087)     --     --      --       --      1,087       --         --          --
                          ------  -------   ------ ------  ------   ------   -------   -------   --------     -------
   Total stockholders'
    equity..............     150    2,555    3,501    347   1,121      156    28,188    36,018     40,450      76,468
                          ------  -------   ------ ------  ------   ------   -------   -------   --------     -------
   Total liabilities and
    stockholders'
    equity..............  $1,941  $12,421   $7,259 $8,226  $2,642   $3,095   $52,027   $87,611   $  7,093     $94,704
                          ======  =======   ====== ======  ======   ======   =======   =======   ========     =======

        See Notes to Unaudited Pro Forma Combined Financial Statements.

                   COMPASS INTERNATIONAL SERVICES CORPORATION

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                               PRO
                                                                     OTHER    FORMA
                                                                    ACQUISI- ADJUST-
                                                                     TIONS    MENTS
                           MAIL                     MID-              (SEE    (SEE       PRO FORMA
                            BOX    NCMC    BOMAR  CONTINENT IMPACT  NOTE 4)  NOTE 5)     COMBINED
                          ------- -------  ------ --------- ------  -------- -------     ---------
Revenues................  $26,156 $13,579  $9,597  $9,038   $8,869   $4,544      --        $71,783
Operating expenses......   17,953   7,945   5,814   2,875    6,961    2,926      --         44,474
                          ------- -------  ------  ------   ------   ------  -------     ---------
 Gross profit...........    8,203   5,634   3,783   6,163    1,908    1,618      --         27,309
Selling, general and
 administrative
 expenses...............    5,891   4,798   3,452   6,054    2,108    1,328  $(3,401)(A)    20,169
                              --      --      --      --       --       --       (61)(C)       --
Goodwill and intangible
 amortization...........      --      --        6     --       --       131    1,540 (D)     1,677
                          ------- -------  ------  ------   ------   ------  -------     ---------
 Income (loss) from
  operations............    2,312     836     325     109     (200)     159    1,922         5,463
Other (income) expense:
 Interest expense.......      337      79     122      68       30       36     (271)(E)       401
 Interest income........      --      (46)    --     (117)     --        (2)      61 (F)      (104)
 Other, net.............      --       15     --        3     (105)     --       --            (87)
                          ------- -------  ------  ------   ------   ------  -------     ---------
 Income (loss) before
  income taxes..........    1,975     788     203     155     (125)     125    2,132         5,253
Provision for income
 taxes..................      700     335      73     107      --       --     1,557 (G)     2,772
                          ------- -------  ------  ------   ------   ------  -------     ---------
Net income (loss).......  $ 1,275 $   453  $  130  $   48   $ (125)  $  125  $   575       $ 2,481
                          ======= =======  ======  ======   ======   ======  =======     =========
Net income per share....                                                                   $   .25
                                                                                         =========
Shares used in computing
 pro forma net income
 per share (See Note 6).                                                                 9,918,488
                                                                                         =========



        See Notes to Unaudited Pro Forma Combined Financial Statements.

                   COMPASS INTERNATIONAL SERVICES CORPORATION

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                      OTHER
                                                                     ACQUISI-
                                                                      TIONS    PRO FORMA
                                                     MID-              (SEE   ADJUST-MENTS   PRO FORMA
                          MAIL BOX  NCMC    BOMAR  CONTINENT IMPACT  NOTE 4)  (SEE NOTE 5)   COMBINED
                          -------- -------  ------ --------- ------  -------- ------------   ---------
Revenues................  $18,472  $10,055  $7,040  $6,810   $5,950   $3,716        --         $52,043
Operating expenses......   12,816    5,806   4,318   2,210    4,356    2,362        --          31,868
                          -------  -------  ------  ------   ------   ------    -------      ---------
 Gross profit...........    5,656    4,249   2,722   4,600    1,594    1,354                    20,175
Selling, general and
 administrative.........    4,185    3,680   2,458   4,509    1,597    1,019    $(2,446)(A)     14,954
                              --       --      --      --       --       --         (48)(C)        --
Goodwill and intangible
 amortization...........      --       --      --      --       --       103      1,155 (D)      1,258
                          -------  -------  ------  ------   ------   ------    -------      ---------
 Income from operations.    1,471      569     264      91       (3)     232      1,339          3,963
Other (income) expense:
 Interest expense.......      254       61      76      53       12       15       (178)(E)        293
 Interest income........      --       (36)    --      (98)     --       --          47 (F)        (87)
 Other, net.............      --       --      --        3      --       --         --               3
                          -------  -------  ------  ------   ------   ------    -------      ---------
Income before income
 taxes..................    1,217      544     188     133      (15)     217      1,470          3,754
 Provision for income
  taxes.................      432      256      42      87      --       --       1,188 (G)      2,005
                          -------  -------  ------  ------   ------   ------    -------      ---------
Net income..............  $   785  $   288  $  146  $   46   $  (15)  $  217    $   282        $ 1,749
                          =======  =======  ======  ======   ======   ======    =======      =========
Net income per share....                                                                       $   .18
                                                                                             =========
Shares used in computing
 pro forma net income
 per share
 (See Note 6)...........                                                                     9,918,488
                                                                                             =========



        See Notes to Unaudited Pro Forma Combined Financial Statements.

                  COMPASS INTERNATIONAL SERVICES CORPORATION

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                        OTHER     PRO  FORMA
                                                                     ACQUISITIONS ADJUSTMENTS
                                                      MID-               (SEE      (SEE NOTE    PRO FORMA
                          MAIL BOX  NCMC     BOMAR  CONTINENT IMPACT   NOTE 4)        5)        COMBINED
                          -------- -------  ------- --------- ------ ------------ -----------   ---------
Revenues................  $23,188  $11,759  $10,268  $7,066   $8,958    $2,380          --        $63,619
Operating expenses......   15,286    7,314    5,914   2,294    6,708     1,389          --         38,905
                          -------  -------  -------  ------   ------    ------      -------     ---------
 Gross profit...........    7,902    4,445    4,354   4,772    2,250       991          --         24,714
Selling, general and
 administrative
 expenses...............    5,642    5,065    3,655   4,677    2,089       522      $(3,136)(A)    17,143
                              --       --       --      --       --        --        (1,345)(B)       --
                              --       --       --      --       --        --           (26)(C)       --
Goodwill and intangible
 amortization...........      --       --        50     --       --         53        1,155 (D)     1,258
                          -------  -------  -------  ------   ------    ------      -------     ---------
 Income (loss) from
  operations............    2,260     (620)     649      95      161       416        3,352         6,313
Other (income) expense:
 Interest expense.......      310       45      185      60       74         1         (345)(E)       330
 Interest income........      --       (35)     --      (52)     --        --            54 (F)       (33)
 Other, net.............      --       199      --      --       --        --           --            199
                          -------  -------  -------  ------   ------    ------      -------     ---------
Income (loss) before
 income taxes...........    1,950     (829)     464      87       87       415        3,643         5,817
 Provision (benefit) for
  income taxes..........      697     (267)     222      68      --        --         2,110 (G)     2,830
                          -------  -------  -------  ------   ------    ------      -------     ---------
Net income (loss).......  $ 1,253  $  (562) $   242  $   19   $   87    $  415      $ 1,533       $ 2,987
                          =======  =======  =======  ======   ======    ======      =======     =========
Net income per share....                                                                          $   .30
                                                                                                =========
Shares used in computing
 pro forma net income
 per share (See Note 6).                                                                        9,918,488
                                                                                                =========


        See Notes to Unaudited Pro Forma Combined Financial Statements.

                  COMPASS INTERNATIONAL SERVICES CORPORATION

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1--GENERAL

  Compass International Services Corporation ("Compass") was organized to create a leading provider of outsourced business services to public and private entities. Compass has conducted no operations to date and will acquire the Founding Companies concurrently and as a condition with the closing of this Offering.

  The historical financial statements reflect the financial position and results of operations of Compass and the Founding Companies and were derived from the respective financial statements. The periods included in these financial statements for all of the individual Founding Companies and Compass are for the year ended December 31, 1996 and for the nine months ended September 30, 1996 and as of and for the nine months ended September 30, 1997. The audited historical financial statements included elsewhere herein have been included in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 80.

NOTE 2--ACQUISITION OF FOUNDING COMPANIES

  Concurrently and as a condition with the closing of this Offering, Compass will acquire all of the outstanding capital stock of the Founding Companies. The Acquisitions will be accounted for using the purchase method of accounting with Mail Box treated as the accounting acquiror.

  The following table sets forth the consideration to be paid in cash and in shares of Common Stock to the common stockholders of each of the Founding Companies, as well as finders' fees payable in cash and warrants to purchase Common Stock as described elsewhere in this Prospectus under "Certain Transactions" and "Underwriting." For purposes of computing the estimated purchase price for accounting purposes, the value of shares is based upon the assumed initial public offering price of $11.50, less a 20% discount of the assumed offering price due to the restrictions on the transferability of the Common Stock to be acquired by the stockholders of the Founding Companies.

                            SHARES OF     VALUE            BROKER     TOTAL
                   CASH(1) COMMON STOCK OF SHARES WARRANTS  FEE   CONSIDERATION
                   ------- ------------ --------- -------- ------ -------------
                               (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
   Mail Box....... $ 9,437  2,461,852    $22,649                     $32,086
   NCMC...........   2,777    965,801      8,885    $50               11,712
   Bomar..........   4,415  1,151,787     10,597            $440      15,452
   Mid-Continent..   1,790    467,127      4,298                       6,088
   Impact.........     790    389,124      3,580                       4,370
                   -------  ---------    -------    ---     ----     -------
   Total.......... $19,209  5,435,691    $50,009    $50     $440     $69,708
                   =======  =========    =======    ===     ====     =======

--------
(1) The number of shares of Common Stock to be paid to the stockholders of the Founding Companies is fixed. If the initial public offering price is higher or lower than the assumed price, the cash consideration will vary proportionately. For example, a $1.00 per share increase or decrease from the assumed offering price will result in a $1.7 million increase or decrease, respectively, in the aggregate cash consideration paid to Founding Company stockholders.

  The above purchase price consideration has been allocated to the assets and liabilities acquired based on their respective carrying values, with the exception of a patent developed at one of the entities, as these carrying values are deemed to represent fair market value of these assets and liabilities. The fair market value of the patent was determined based on the present value of the incremental revenue stream that is estimated to be realized over the 15 year life of the patent.

  The allocation of the purchase price is considered preliminary until such time as the closing of transaction and consummation of the Acquisitions. The Company does not anticipate that the final allocation of purchase price will differ significantly from that presented.

                              TOTAL         INTANGIBLE      NET ASSETS
                          CONSIDERATION IDENTIFIABLE ASSETS  ACQUIRED  GOODWILL
                          ------------- ------------------- ---------- --------
                                             (IN THOUSANDS)
   NCMC..................    $11,712          $1,000         $ 3,501   $ 7,211
   Bomar.................     15,452                             347    15,105
   Mid-Continent.........      6,088                          (3,958)   10,046
   Impact................      4,370                             156     4,214
                             -------          ------         -------   -------
                             $37,622          $1,000         $    46   $36,576
                             =======          ======         =======   =======

                  COMPASS INTERNATIONAL SERVICES CORPORATION

  The consideration to be paid for each Founding Company is subject to possible post-closing adjustment based upon adjusted 1997 earnings. If a Founding Company's adjusted earnings exceed current estimates of adjusted earnings by more than five percent, Compass will pay the former stockholders of such Founding Company additional cash consideration equal to five percent of the total consideration previously paid for such Founding Company in the Acquisition. The maximum possible increase in the consideration paid by Compass for all Founding Companies is approximately $4.1 million. The potential increase in goodwill due to this increase in consideration is approximately $2.2 million, with associated amortization of approximately $66,000 per year. If a Founding Company's adjusted 1997 earnings are less than current estimates of adjusted earnings by more than five percent, the former stockholders of such Founding Company will be required to repay to Compass in cash up to ten percent of the total consideration previously paid to them in the Acquisition. The maximum possible decrease in the consideration paid by Compass for all Founding Companies is approximately $8.2 million. The potential decrease in goodwill due to this decrease in consideration is approximately $4.4 million, with an associated reduction in amortization of approximately $132,000 per year.

NOTE 3--UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS

  The following table summarizes unaudited pro forma combined balance sheet adjustments (in thousands):

                              ACQUISITION                        OFFERING        TOTAL
         ASSETS               ADJUSTMENTS           TOTAL      ADJUSTMENTS      OFFERING
         ------           ---------------------  ACQUISITION -----------------  ADJUST-
                           (A)     (B)     (C)   ADJUSTMENTS   (D)      (E)      MENTS
                          -----  -------  -----  ----------- -------  --------  --------
Cash and cash
 equivalents............  $ --   $   --   $ 770    $   770   $40,600  $(31,566) $  9,034
Due from stockholders...   (829)     --    (821)    (1,650)      --        --        --
Deferred offering costs.    --       --     --         --     (1,941)      --     (1,941)
                          -----  -------  -----    -------   -------  --------  --------
   Total current assets.   (829)     --     (51)      (880)   38,659   (31,566)    7,093
Goodwill, net...........    --    51,907    --      51,907       --        --        --
Other assets............    --     1,000    --       1,000       --        --        --
                          -----  -------  -----    -------   -------  --------  --------
   Total assets.........  $(829) $52,907  $ (51)   $52,027   $38,659  $(31,566) $  7,093
                          =====  =======  =====    =======   =======  ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Short term debt.........  $ --   $   --   $ --     $   --    $(1,791) $ (6,200) $ (7,991)
Accounts payable and
 accrued expenses.......    --       440    --         440       --       (440)     (440)
Payable to Founding
 Company stockholders...    --    19,209    (51)    19,158       --    (19,209)  (19,209)
                          -----  -------  -----    -------   -------  --------  --------
   Total current
    liabilities.........    --    19,649    (51)    19,598    (1,791)  (25,849)  (27,640)
Long-term debt..........    --     4,250    --       4,250       --     (5,717)   (5,717)
                          -----  -------  -----    -------   -------  --------  --------
   Total liabilities....    --    23,899    (51)    23,848    (1,791)  (31,566)  (33,357)
Minority interest in
 subsidiary.............    --        (9)   --          (9)      --        --        --
Stockholders' equity:
 Common stock...........    --       (64)   --         (64)       41       --         41
 Additional paid-in
  capital...............    --    29,956    --      29,956    40,409       --     40,409
 Retained earnings......   (829)  (1,975)   --      (2,804)      --        --        --
 Unrealized loss on
  securities............    --        13    --          13       --        --        --
 Treasury stock.........    --     1,087    --       1,087       --        --        --
                          -----  -------  -----    -------   -------  --------  --------
   Total stockholders'
    equity..............   (829)  29,017    --      28,188    40,450       --     40,450
                          -----  -------  -----    -------   -------  --------  --------
   Total liabilities and
    stockholders'
    equity..............  $(829) $52,907  $ (51)   $52,027   $38,659  $(31,566) $  7,093
                          =====  =======  =====    =======   =======  ========  ========

--------
(A) Reflects the exclusion of a note receivable from a stockholder of Mid-Continent which will be retained by the stockholder.
(B) Records the Acquisitions of the Founding Companies including: (i) establishment of the liability for the cash portion of the consideration to be paid to the stockholders of the Founding Companies of $19.2 million and a broker fee of $440,000; (ii) the issuance of 5,435,691 shares of Common Stock to the stockholders of the Founding Companies; (iii) the assumption of $4.3 million of debt as part of the consideration for Mid-Continent; (iv) the allocation of the purchase price to the Company's historical assets and liabilities based on their respective carrying values and to an identifiable intangible associated with a patent at NCMC of $1.0 million; (v) the recognition of $36,576,000 of goodwill representing the excess of the purchase price over the fair value of net assets acquired; and (vi) goodwill of $15,331,000 recorded attributable to the 1,682,769 shares of Common Stock issued to BGL and management. The Common Stock consideration was valued at $9.20 per share, which represents a 20% discount from the assumed offering price of $11.50 due to the restrictions on the transferability of the Common Stock to be acquired by the stockholders of the Founding Companies and BGL.
(C) Represents the settlement of certain stockholder receivables and payables pursuant to the Acquisition Agreements (comprised of a $633,000 stockholder receivable at Mid-Continent, a stockholder receivable of $188,000 at Impact and a stockholder payable of $51,000 at Mid-Continent).
(D) Records the cash proceeds from the issuance of 4,100,000 shares of Common Stock, net of estimated Offering costs (based on an assumed initial public offering price of $11.50 per share). Offering costs primarily consist of the underwriting discount, accounting, legal and consulting fees and printing expenses.
(E) Records the use of Offering proceeds to pay the cash portion of the consideration due to the stockholders of the Founding Companies in connection with the Acquisitions, including the $4.3 million of debt assumed as part of the consideration for Mid-Continent, to repay certain long-term and short-term debt of the Founding Companies (comprised of $1,490,000 at Mail Box, $365,000 at NCMC, $4,878,000 at Bomar, $808,000 at
    Mid-Continent and $126,000 at Impact) and to pay certain Acquisition-related liabilities.

NOTE 4--OTHER ACQUISITIONS

  Gives effect to two acquisitions of Bomar consummated in fiscal 1996 and the acquisition by Bomar of Financial Claims Control, Inc. ("FCCI") in September 1997, as if these acquisitions were consummated on January 1, 1996, including the amortization of approximately $3.2 million of goodwill over 40 years.

NOTE 5--UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS ADJUSTMENTS

(A) Reflects the reduction in salaries, bonuses and benefits to the owners of the Founding Companies to which they have agreed prospectively pursuant to agreements and, in nearly all cases, as a condition of the Acquisitions, as follows:

                                                             FOR THE NINE MONTHS
                                                             ENDED SEPTEMBER 30,
                                          FOR THE YEAR ENDED -------------------
                                          DECEMBER 31, 1996    1996      1997
                                          ------------------ --------- ---------
                                                      (IN THOUSANDS)
      Mail Box...........................       $  875       $     520 $   1,299
      NCMC...............................          210             161        90
      Bomar..............................          986             830       715
      Mid-Continent......................        1,161             868       968
      Impact.............................          --              --        --
      Other Acquisitions.................          169              67        64
                                                ------       --------- ---------
                                                $3,401       $   2,446 $   3,136
                                                ======       ========= =========

  Pursuant to the terms of employment agreements to be entered into upon consummation of the Acquisitions, the owners of the Founding Companies will be eligible for performance-based bonuses of up to 100% of their respective annual base salaries. Bonuses under the employment agreements will be awarded based upon substantial improvement in the operating performance of both the Founding Companies and Compass. The bonuses paid historically to the owners of the Founding Companies were not awarded based upon the same performance criteria and compensation expense has been reduced accordingly in the pro forma adjustments. Whether the bonuses that may be awarded under the new employment agreements will be earned cannot be determined at this time and therefore are not reflected in the pro forma adjustments. If bonuses are awarded, compensation expense would increase.

(B) Reflects elimination of NCMC compensation expense recognized during the third quarter of 1997 in connection with the issuance of shares of common stock to certain employees in connection with the termination of a stock option plan. The termination of the stock option plan was done in preparation for the planned Acquisitions.
(C) Reflects a reduction in rent expense related to a lease on a building controlled by a stockholder of Impact which has been agreed to prospectively as a condition of the Acquisition.

(D) Reflects (i) the amortization of $51.9 million of goodwill to be recorded as a result of these Acquisitions and the 1.1 million shares issued to BGL over the respective goodwill lives, as follows: NCMC, 40 years; Bomar, 40 years; Mid-Continent, 40 years; Impact, 15 years; Compass, 40 years and
    (ii) the amortization of a $1.0 million intangible asset associated with a patent at NCMC amortized over 15 years.
(E) Reflects the net reduction in interest expense associated with long-term debt to be paid from the proceeds of the Offering, as follows:

                                                             FOR THE NINE MONTHS
                                                             ENDED SEPTEMBER 30,
                                          FOR THE YEAR ENDED -------------------
                                          DECEMBER 31, 1996    1996      1997
                                          ------------------ --------- ---------
                                                      (IN THOUSANDS)
      Mail Box...........................        $128        $      76 $     137
      NCMC...............................         --               --          5
      Bomar..............................          60               40       135
      Mid-Continent......................          68               53        61
      Impact.............................          15                9         7
                                                 ----        --------- ---------
                                                 $271        $     178 $     345
                                                 ====        ========= =========

(F) Reflects a net reduction of interest income on stockholder loans of Mid-Continent.
(G) Reflects the incremental provision for federal and state income taxes assuming all entities were subject to federal and state income tax and relating to the other statements of operations' adjustments and for income taxes on S Corporation income.

NOTE 6--NET INCOME PER SHARE

  The shares used in computing net income per share include: (i) 1,682,769 shares issued to BGL Capital Partners, L.L.C. and management of Compass; (ii) 5,435,691 shares to be issued to the stockholders of the Founding Companies in connection with the Acquisitions; and (iii) 2,800,028 shares representing the number of shares sold in the Offering necessary to pay the $19.2 million cash portion of the consideration for the Acquisitions; to pay the estimated underwriting discount and other acquisition and offering related costs; and to repay certain indebtedness assumed by Compass in the Acquisitions, net of repayments from stockholder receivables.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
 and Stockholders of
 Compass International Services Corporation

  In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Compass International Services Corporation at September 30, 1997 in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Minneapolis, Minnesota

November 5, 1997, except as to
Note 3,  which is as of
December 3, 1997

                   COMPASS INTERNATIONAL SERVICES CORPORATION
                                 BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  SEPTEMBER 30,
                             ASSETS                                   1997
                             ------                               -------------
Deferred offering costs..........................................    $1,941
                                                                     ------
    Total assets.................................................    $1,941
                                                                     ======
              LIABILITIES AND STOCKHOLDERS' EQUITY
              ------------------------------------
Notes payable....................................................    $1,791
Stockholders' equity:
  Preferred Stock, 10,000,000 shares authorized, no shares issued or outstanding;
  Common Stock, 50,000,000 authorized, $.01 par value, 1,682,769
   shares issued and outstanding.................................        17
  Additional paid-in-capital.....................................       133
                                                                     ------
    Total stockholders' equity...................................       150
                                                                     ------
    Total liabilities and stockholders' equity...................    $1,941
                                                                     ======

 The accompanying notes are an integral part of this financial statement.

                  COMPASS INTERNATIONAL SERVICES CORPORATION

                       NOTES TO FINANCIAL STATEMENT

NOTE 1--BUSINESS AND ORGANIZATION

  Compass International Services Corporation, a Delaware corporation ("Compass" or the "Company") was founded in April 1997 to create a leading provider of outsourced business services to public and private entities throughout the United States upon consummation of an initial public offering (the "Offering") of its common stock.

  In connection with the organization and initial capitalization of Compass, in April 1997 the Company issued 1,570,584 shares (post split) of common stock for $140,000 and in May 1997 issued 112,185 shares (post split) for $10,000. Of these shares issued, 560,925 were issued to management of the Company for a total price of $50,000.

  Compass has signed definitive agreements to acquire all of the outstanding capital stock of five companies ("Founding Companies") to be consummated contemporaneously with the Offering. The Founding Companies are The Mail Box, Inc. (Mail Box), National Credit Management Corp. (NCMC), BRMC of Delaware, Inc. (Bomar), Mid-Continent Agencies, Inc. (Mid-Continent) and Impact Telemarketing Group, Inc. (Impact). The aggregate consideration that will be paid by Compass to acquire the Founding Companies is approximately $20.0 million in cash and 5,435,691 shares of Common Stock. The consideration to be paid for each Founding Company is subject to possible post-closing adjustment based on adjusted 1997 earnings.

  The following table reflects the consideration to be paid in cash and shares of Common Stock:

                                                                       SHARES OF
                                                                        COMMON
      FOUNDING COMPANY                                          CASH     STOCK
      ----------------                                         ------- ---------
                                                                  (DOLLARS IN
                                                                  THOUSANDS)
      Mail Box................................................ $ 9,437 2,461,852
      NCMC....................................................   2,777   965,801
      Bomar...................................................   4,415 1,151,787
      Mid-Continent...........................................   1,790   467,127
      Impact..................................................     790   389,124
                                                               ------- ---------
          Total............................................... $19,209 5,435,691
                                                               ======= =========

  Compass has not conducted any operations, and all activities to date have related to the Offering and the Acquisitions. Accordingly, the statements of operations and of cash flows for this period would not provide meaningful information and have been omitted. Expenditures have been funded by advances from BGL Capital Partners, which are payable upon consummation of the Offering, with interest at 8%. As of September 30, 1997, costs of approximately $1,941,000 have been incurred in connection with the Offering and the Company has capitalized these costs as Deferred Offering Costs. These costs include legal, accounting and miscellaneous other fees which will be offset against the proceeds of the Offering at closing. Compass is dependent upon the Offering to execute the pending Acquisitions. There is no assurance that the pending Acquisitions discussed will be completed or that Compass will be able to generate future operating revenues.

  On October 6, 1997, Compass filed a registration statement on Form S-1 for the Offering.

NOTE 2--NEW ACCOUNTING PRONOUNCEMENTS

 Accounting for Stock-Based Compensation

  Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," allows entities to choose between a fair value based method of accounting for employee stock

                   COMPASS INTERNATIONAL SERVICES CORPORATION options or similar equity instruments and the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"). Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value method of accounting has been applied. The Company will provide pro forma disclosure of net income and earnings per share, as applicable, in the notes to future consolidated financial statements.

 Earnings Per Share

  In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings per Share." For the Company, SFAS No. 128 will be effective for the year ended December 31, 1997. SFAS No. 128 simplifies the standards required under current accounting rules for computing earnings per share and replaces the presentation of primary earnings per share and fully diluted earnings per share with a presentation of basic earnings per share ("basic EPS") and diluted earnings per share ("diluted EPS"). Basic EPS excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. Diluted EPS is computed similarly to fully diluted earnings per share under current accounting rules. The implementation of SFAS No. 128 is not expected to have a material effect on the Company's earnings per share as determined under current accounting rules.

 Reporting Comprehensive Income

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. The Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company intends to adopt SFAS No. 130 in 1998.

NOTE 3--SUBSEQUENT EVENTS

  On October 1, 1997, the Board of Directors approved several actions in connection with the Offering. These actions included the approval of a 112.1846-for-1 stock split which was effected on December 3, 1997. All common stock related information included in the financial statement has been adjusted to reflect this split.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of
 The Mail Box, Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Mail Box, Inc. and its wholly-owned subsidiary, Mail Box Data Services, Inc. (the "Company") at December 31, 1995 and 1996 and September 30, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 and the nine months ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Minneapolis, Minnesota
November 5, 1997

                               THE MAIL BOX, INC.

                           CONSOLIDATED BALANCE SHEET

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                  DECEMBER 31,
                                                 ---------------  SEPTEMBER 30,
                                                  1995    1996        1997
                                                 ------  -------  -------------
                     ASSETS
                     ------
Current assets:
  Cash.......................................... $   16  $ 1,419     $   675
  Accounts receivable, net of allowance for
   doubtful accounts of
   $116, $81 and $125, respectively.............  3,397    3,419       3,888
  Inventories...................................    490      708         781
  Postage on hand...............................    887    3,593       2,442
  Prepaid expenses and other current assets.....     78       69          58
  Deferred income taxes.........................     74       26          44
                                                 ------  -------     -------
    Total current assets........................  4,942    9,234       7,888
Property and equipment, net.....................  2,374    3,205       4,258
Other assets....................................    109      100         275
                                                 ------  -------     -------
    Total assets................................ $7,425  $12,539     $12,421
                                                 ======  =======     =======
      LIABILITIES AND STOCKHOLDERS' EQUITY
      ------------------------------------
Current liabilities:
  Line of credit................................ $  439  $   569     $   125
  Note payable, current portion.................    --       --          329
  Secured equipment financing facilities,
   current portion..............................    251      327         487
  Capitalized lease obligations, current
   portion......................................    254      450         417
  Accounts payable..............................  1,114    1,450       1,314
  Accrued expenses and other liabilities........    594      824       1,110
  Income taxes payable..........................    214      524         350
  Postage advances and deposits.................  2,040    4,818       3,719
                                                 ------  -------     -------
    Total current liabilities...................  4,906    8,962       7,851
Long-term liabilities:
  Note payable, net of current portion..........    --       --          466
  Secured equipment financing facilities, net of
   current portion..............................    792      616         667
  Capitalized lease obligations, net of current
   portion......................................    693      650         722
  Deferred income taxes.........................     39      105         160
                                                 ------  -------     -------
    Total liabilities...........................  6,430   10,333       9,866
Commitments and contingencies
Stockholders' equity:
  Common stock, $.10 par value, 500,000 shares
   authorized,
   132,900, 132,900 and 138,900 shares issued,
   and 129,300, 129,300 and 102,900 shares
   outstanding at December 31, 1995 and 1996 and
   September 30, 1997, respectively.............     13       13          14
  Additional paid-in-capital....................    947      947       1,126
  Treasury stock, at cost, 3,600, 3,600 and
   36,000 shares at
   December 31, 1995 and 1996 and September 30,
   1997, respectively...........................   (100)    (100)     (1,087)
  Retained earnings.............................    135    1,346       2,502
                                                 ------  -------     -------
    Total stockholders' equity..................    995    2,206       2,555
                                                 ------  -------     -------
    Total liabilities and stockholders' equity.. $7,425  $12,539     $12,421
                                                 ======  =======     =======

   The accompanying notes are an integral part of these financial statements.

                               THE MAIL BOX, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)

                                           YEARS ENDED        NINE MONTHS ENDED
                                          DECEMBER 31,          SEPTEMBER 30,
                                     ----------------------- -------------------
                                      1994    1995    1996      1996      1997
                                     ------- ------- ------- ----------- -------
                                                             (UNAUDITED)
Revenues...........................  $15,354 $17,370 $26,156   $18,472   $23,188
Operating expenses.................   11,168  12,402  17,953    12,816    15,286
                                     ------- ------- -------   -------   -------
  Gross profit.....................    4,186   4,968   8,203     5,656     7,902
Selling, general and administrative
 expenses..........................    3,442   4,370   5,891     4,185     5,642
                                     ------- ------- -------   -------   -------
  Income from operations...........      744     598   2,312     1,471     2,260
Other expense:
  Interest expense.................      212     302     337       254       310
                                     ------- ------- -------   -------   -------
Income before income taxes.........      532     296   1,975     1,217     1,950
Provision for income taxes.........      206     134     700       432       697
                                     ------- ------- -------   -------   -------
Net income.........................  $   326 $   162 $ 1,275   $   785   $ 1,253
                                     ======= ======= =======   =======   =======


   The accompanying notes are an integral part of these financial statements.

                               THE MAIL BOX, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                               COMMON STOCK  ADDITIONAL             UNEARNED
                              --------------  PAID-IN-  TREASURY      ESOP     RETAINED
                              SHARES  AMOUNT  CAPITAL    STOCK    COMPENSATION EARNINGS TOTAL
                              ------- ------ ---------- --------  ------------ -------- ------
Balance January 1, 1994.....  102,900  $10     $  622   $   (61)     $(113)     $ (268) $  190
 Net income.................                                                       326     326
 ESOP compensation..........                       20                   68                  88
 Capital contribution.......                       50                                       50
 Sales of treasury stock....                                 12                             12
 Cash dividends, $.25 per
  share.....................                                                       (25)    (25)
                              -------  ---     ------   -------      -----      ------  ------
Balance, December 31, 1994..  102,900   10        692       (49)       (45)         33     641
 Net income.................                                                       162     162
 ESOP compensation..........                       32                   45                  77
 Capital contribution.......                       86                                       86
 Purchases of treasury
  stock.....................                                (51)                           (51)
 Cash dividends, $.50 per
  share.....................                                                       (60)    (60)
 Sale of common stock.......   30,000    3        137                                      140
                              -------  ---     ------   -------      -----      ------  ------
Balance, December 31, 1995..  132,900   13        947      (100)       --          135     995
 Net income.................                                                     1,275   1,275
 Cash dividends, $.50 per
  share.....................                                                       (64)    (64)
                              -------  ---     ------   -------      -----      ------  ------
Balance, December 31, 1996..  132,900   13        947      (100)       --        1,346   2,206
 Net income.................                                                     1,253   1,253
 Purchases of treasury
  stock ....................                               (987)                          (987)
 Cash dividends, $1.00 per
  share.....................                                                       (97)    (97)
 Common stock issued on
  exercise of options.......    6,000    1        179                                      180
                              -------  ---     ------   -------      -----      ------  ------
Balance, September 30, 1997.  138,900  $14     $1,126   $(1,087)     $ --       $2,502  $2,555
                              =======  ===     ======   =======      =====      ======  ======



   The accompanying notes are an integral part of these financial statements.

                               THE MAIL BOX, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                               NINE MONTHS
                                          YEARS ENDED             ENDED
                                         DECEMBER 31,         SEPTEMBER 30,
                                       -------------------  ------------------
                                       1994  1995    1996      1996      1997
                                       ----  -----  ------  ----------- ------
                                                            (UNAUDITED)
Cash flows from operating activities:
  Net income.......................... $326  $ 162  $1,275    $  785    $1,253
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
    Depreciation and amortization.....  400    616     768       534       744
    ESOP compensation.................   88     77     --        --        --
    Employee stock compensation.......   50     86     --        --        --
    Provision for doubtful accounts...   47     60      82        60        70
    Change in deferred taxes..........   98    (48)    114       101        37
  Changes in operating assets and
   liabilities:
    Accounts receivable............... (456)  (862)   (104)     (461)     (538)
    Inventories.......................  (23)  (322)   (218)     (148)      (73)
    Postage on hand................... (387)   (65) (2,706)   (1,961)    1,151
    Prepaid expenses and other assets.  (13)    47      18        14      (165)
    Accounts payable and accrued
     expenses.........................   45    340     566       192       148
    Postage advances and deposits.....  (50) 1,328   2,778     3,676    (1,099)
    Federal income taxes payable......  107    107     310        54      (174)
                                       ----  -----  ------    ------    ------
      Net cash provided by operating
       activities.....................  232  1,526   2,883     2,846     1,354
Cash flows from investing activities:
  Purchases of property and equipment. (486)  (810) (1,007)     (579)   (1,236)
  Proceeds from disposal of property
   and equipment......................  --     --      --        --         38
                                       ----  -----  ------    ------    ------
      Net cash used in investing
       activities..................... (486)  (810) (1,007)     (579)   (1,198)
Cash flows from financing activities:
  Net borrowings (payments) on line of
   credit.............................   97   (725)    130      (438)     (443)
  Repayments of capital lease
   obligations........................ (217)  (321)   (439)     (327)     (561)
  Proceeds from long-term debt........  585    692     161       161     1,517
  Repayment of long-term debt......... (214)  (360)   (261)     (185)     (509)
  Proceeds from issuance of common
   stock..............................   12    140     --        --        180
  Repurchases of treasury stock.......  --     (51)    --        --       (987)
  Cash dividends paid.................  --     (85)    (64)      (64)      (97)
                                       ----  -----  ------    ------    ------
      Net cash provided by (used in)
       financing activities...........  263   (710)   (473)     (853)     (900)
Net increase (decrease) in cash.......    9      6   1,403     1,414      (744)
Cash at beginning of period...........    1     10      16        16     1,419
                                       ----  -----  ------    ------    ------
Cash at end of period................. $ 10  $  16  $1,419    $1,430    $  675
                                       ====  =====  ======    ======    ======
Supplemental disclosure of cash flow
 information:
  Cash paid for interest.............. $213  $ 302  $  338    $  254    $  310
  Cash paid for taxes.................  --      74     276       276       833
  Noncash investing and financing
   activities:
  Equipment acquired under capital
   leases.............................  267    551     592       513       600

   The accompanying notes are an integral part of these financial statements.

                               THE MAIL BOX, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--NATURE OF OPERATIONS

  The Mail Box, Inc. and its wholly owned subsidiary Mail Box Data Services, Inc. (collectively the "Company") provide direct mailing services, billing services, mail presorting, freight and drop shipping, data processing, laser printing, mailing list rental and order fulfillment to companies based primarily in the southwestern United States. The Company operates from a single location in Dallas, Texas.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes that the estimates and related assumptions used in the preparation of these financial statements are appropriate, actual results could differ from those estimates. Estimates are made when accounting for the allowance for doubtful accounts, inventories, depreciation and amortization and income taxes.

 Principles of Consolidation

  The consolidated financial statements include the accounts of The Mail Box, Inc. and its wholly-owned subsidiary, Mail Box Data Services, Inc. All significant inter-company transactions have been eliminated.

 Revenue Recognition

  Revenues are recognized when services are rendered and are presented in the financial statements net of sales allowances. The Company's services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and the mailing material has been received and accepted by the United States Postal Service.

 Property and Equipment

  Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation, and amortization of assets recorded under capital leases, is provided using the straight-line method over estimated useful lives of each class of assets, or, if shorter, the terms of leases for capital leases. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the lease. Average useful lives range from 5 to 7 years. Expenditures for maintenance and repairs are charged to expense as incurred.

 Inventories

  Inventories consist of work in progress, spare parts, and paper and envelope stock, recorded at cost not to exceed market. The cost of work in process includes the costs of completed but unmailed production.

 Income Taxes

  The Company records income taxes using the liability method, under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, using enacted tax rates.

 Accounting for Stock Based Compensation

  The Company accounts for its employee stock options under Accounting Principles Board Opinion No. 25 (APB 25).

                               THE MAIL BOX, INC.

 Earnings Per Share

  Earnings per share for the Company have not been presented in the accompanying financial statements because such disclosure is not deemed meaningful considering the proposed transaction discussed in Note 14.

 Unaudited Interim Financial Information

  The interim financial information for the nine month period ended September 30, 1996 has been prepared from the unaudited financial records of the Company and in the opinion of management, reflects all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations and of cash flows for the interim period.

 Concentration of Credit Risk

  Financial instruments which potentially subject the Company to concentrations of credit risk are principally accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition and requires no collateral from its customers. The allowance for doubtful accounts is maintained based upon the expected collectability of the accounts receivable.

 Fair Value of Financial Instruments

  The carrying amounts of the Company's financial instruments, including cash, accounts receivable, accounts payable and long-term debt, approximate fair value.

NOTE 3--INVENTORIES

  Inventories consist of the following:

                                                     DECEMBER
                                                        31,
                                                     --------- SEPTEMBER 30,
                                                     1995 1996     1997
                                                     ---- ---- -------------
                                                         (IN THOUSANDS)
      Work in progress.............................. $294 $466     $481
      Spare parts...................................  103  130      231
      Paper and envelope stock......................   93  112       69
                                                     ---- ----     ----
                                                     $490 $708     $781
                                                     ==== ====     ====

NOTE 4--PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

                                                 DECEMBER 31,
                                                ----------------  SEPTEMBER 30,
                                                 1995     1996        1997
                                                -------  -------  -------------
                                                       (IN THOUSANDS)
      Furniture and fixtures................... $   538  $   552     $   663
      Plant equipment..........................   2,812    3,996       5,226
      Computer equipment and software..........   3,321    3,654       3,728
      Leasehold improvements...................     --        70         452
                                                -------  -------     -------
                                                  6,671    8,272      10,069
      Accumulated depreciation and
       amortization............................  (4,297)  (5,067)     (5,811)
                                                -------  -------     -------
                                                $ 2,374  $ 3,205     $ 4,258
                                                =======  =======     =======

  Depreciation and amortization expense was $400,000, $616,000 and $768,000 for the years ended December 31, 1994, 1995 and 1996 and $744,000 for the nine months ended September 30, 1997.

                               THE MAIL BOX, INC.

NOTE 5--ACCRUED EXPENSES AND OTHER LIABILITIES

  Accrued expenses and other liabilities consist of the following:

                                                         DECEMBER
                                                            31,
                                                         --------- SEPTEMBER 30,
                                                         1995 1996     1997
                                                         ---- ---- -------------
                                                             (IN THOUSANDS)
      Accrued compensation.............................. $263 $314    $  465
      Accrued vacation..................................  184  214       229
      Other liabilities.................................  147  296       416
                                                         ---- ----    ------
      Total accrued expenses and other liabilities...... $594 $824    $1,110
                                                         ==== ====    ======

NOTE 6--NOTE PAYABLE AND CREDIT FACILITIES

  Obligations under long term note payable and credit facilities are as follows:

                                                   DECEMBER 31,
                                                   -------------  SEPTEMBER 30,
                                                    1995   1996       1997
                                                   ------  -----  -------------
                                                         (IN THOUSANDS)
      Note payable to financial institution,
       interest at 30 day commercial rate plus
       2.8% (8.3% at September 30, 1997),
       principal payment of $27,000 due monthly,
       balance due on January 1, 2000............  $  --   $ --      $  795
      Secured equipment financing facilities
       payable to financial institutions. Monthly
       fixed payments ranging from $1,000 to
       $14,000. Interest rates ranging from 8.98%
       to 10.95%. Maturity dates ranging from
       1998 to 2001..............................   1,043    943      1,154
      Less: Current portion......................    (251)  (327)      (816)
                                                   ------  -----     ------
                                                   $  792  $ 616     $1,133
                                                   ======  =====     ======

  The Company's note payable to a financial institution is secured by the personal guarantee of its principal stockholder.

  As of September 30, 1997, approximately $459,000 of these balances may not be prepaid prior to February 27, 1998; thereafter, such balances may be prepaid, subject to declining prepayment penalties. Other balances may be prepaid at any time subject to a 2% prepayment penalty.

  The following summarizes the Company's required annual principal payments under note payable and secured equipment financing facilities at December 31, 1996 and September 30, 1997 for the next five years:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
                                                            (IN THOUSANDS)
      1997...........................................     $327        $  --
      1998...........................................      335           816
      1999...........................................      205           674
      2000...........................................       76           378
      2001...........................................      --             81
                                                          ----        ------
                                                          $943        $1,949
                                                          ====        ======

 Revolving Credit Facility

  The Company has a revolving credit facility with a financial institution which provides for borrowings of $2,250,000 at December 31, 1996 and September 30, 1997 to be utilized for working capital purposes. The facility matures on October 31, 1998. The line of credit is collateralized by certain property and equipment, and accounts receivable of the Company. Borrowings outstanding are also secured by a pledge of all of the

                               THE MAIL BOX, INC.

Company's common stock owned by the principal stockholder. Borrowings outstanding from time to time bear interest at a short term floating interest rate (8.6%, 8.8% and 8.3% at December 31, 1995 and 1996, and September 30, 1997, respectively.)

  The revolving credit facility contains, among other provisions, requirements to maintain defined levels of working capital, net worth, various financial ratios, limit capital expenditures, and restricts distributions to stockholders. At September 30, 1997, the Company was in compliance with all covenants.

  The Company leases certain equipment under agreements which are classified as capital leases. The following is a schedule of capital leases by asset class:

                                                   DECEMBER 31,
                                                   --------------  SEPTEMBER 30,
                                                    1995    1996       1997
                                                   ------  ------  -------------
                                                         (IN THOUSANDS)
      Furniture and fixtures...................... $   71  $   71     $  155
      Plant equipment.............................    216     799      1,119
      Computer equipment and software.............  1,426     959        530
                                                   ------  ------     ------
                                                    1,713   1,829      1,804
      Accumulated amortization....................   (800)   (669)      (497)
                                                   ------  ------     ------
        Total..................................... $  913  $1,160     $1,307
                                                   ======  ======     ======

  The following is a schedule of future annual minimum lease payments due under capital lease obligations at December 31, 1996 and September 30, 1997, together with the present value of the future minimum lease payments for the years ended:

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1996         1997
                                                     ------------ -------------
                                                           (IN THOUSANDS)
      1997..........................................    $  568       $  --
      1998..........................................       395          501
      1999..........................................       255          422
      2000..........................................        77          253
      2001..........................................        11           93
      2002..........................................       --            26
                                                        ------       ------
        Total future minimum lease payments.........     1,306        1,295
      Less: Amount representing interest............      (206)        (156)
                                                        ------       ------
        Present value of future minimum lease
         payments...................................    $1,100       $1,139
                                                        ======       ======

  The Company also leases certain facilities and equipment under non-cancelable operating leases. The facilities leases provide that the Company pay the taxes, insurance and maintenance expenses related to the leased facilities. Certain of the facilities are leased from a related party as discussed more fully in Note
9. Future annual minimum payments, by year and in the aggregate, under these non-cancelable operating leases with initial or remaining terms of one year or more consist of the following:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
                                                            (IN THOUSANDS)
      1997...........................................    $1,561       $  --
      1998...........................................     1,754        2,078
      1999...........................................     1,386        1,755
      2000...........................................     1,064        1,362
      2001...........................................       857          919
      2002...........................................       350          610
      Thereafter.....................................       --            84
                                                         ------       ------
                                                         $6,972       $6,808
                                                         ======       ======

                               THE MAIL BOX, INC.

  Rent expense was $1,086,000, $1,390,000, $1,534,000 and $1,410,000 for the
years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997, respectively.

NOTE 7--INCOME TAXES

  The Company's provision for income taxes is comprised of the following for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997:

                                                    DECEMBER 31,
                                                   --------------- SEPTEMBER 30,
                                                   1994 1995  1996     1997
                                                   ---- ----  ---- -------------
                                                          (IN THOUSANDS)
      Current tax expense......................... $108 $182  $586     $660
      Deferred tax expense (benefit)..............   98  (48)  114       37
                                                   ---- ----  ----     ----
      Total provision for income taxes............ $206 $134  $700     $697
                                                   ==== ====  ====     ====

  The effective income tax rate for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997 varied from the federal statutory rate as follows:

                                                  DECEMBER 31,
                                                 --------------- SEPTEMBER 30,
                                                 1994 1995  1996     1997
                                                 ---- ----  ---- -------------
                                                        (IN THOUSANDS)
      Tax provision computed at statutory rate
       of 35%................................... $187 $104  $694     $682
      Nondeductible expenses and other..........    1   (1)    6       15
      Employee stock compensation expense.......   18   31   --       --
                                                 ---- ----  ----     ----
                                                 $206 $134  $700     $697
                                                 ==== ====  ====     ====

  The components of the net deferred tax asset (liability) are as follows:

                                                       DECEMBER
                                                         31,
                                                      -----------  SEPTEMBER 30,
                                                      1995  1996       1997
                                                      ----  -----  -------------
                                                           (IN THOUSANDS)
      Deferred tax assets:
        Deferred compensation........................ $ 35  $ --       $ --
        Allowance for doubtful accounts..............   39     26         44
        Other........................................  --       4          4
                                                      ----  -----      -----
                                                        74     30         48
      Deferred tax liabilities:
        Depreciation and amortization................  (39)  (109)      (164)
                                                      ----  -----      -----
          Net deferred tax asset (liability)......... $ 35  $ (79)     $(116)
                                                      ====  =====      =====

NOTE 8--EMPLOYEE BENEFIT PLANS

  The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code (the "Plan"), which was adopted in 1996 to provide employees an opportunity to rollover their vested accounts received in connection with the termination of the Company's leveraged employee stock ownership plan ("ESOP"), as discussed below. The Plan allows all eligible employees to defer up to 8% of their base salary on a pretax basis through contributions to the Plan, and the Company will match on a discretionary basis, 25% of the first 5% of such employee contributions. The Company made contributions to the Plan of $0 and $51,000 for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively.

                               THE MAIL BOX, INC.

  During 1994, 1995, and 1996, the Company sponsored the ESOP, which covered all full time employees. The Company made contributions to the ESOP equal to scheduled debt payments plus discretionary contributions based on results of operations. As services were rendered by plan participants, the Company recorded compensation expense equal to the average fair value of the shares allocated to participant accounts during the period. ESOP compensation expense was $152,000, $215,000, and $108,000 for 1994, 1995, and 1996, respectively.
The ESOP was terminated in 1996 and all shares (32,400) were repurchased by the Company for $987,000 in the first quarter of 1997. The Company funded the termination with a three-year amortizing loan from a financial institution in the amount of $987,000 and recorded the reacquisition of shares as treasury stock.

NOTE 9--RELATED PARTIES

  The Company leases its main office and certain mailshop facilities from a partnership in which the Company's principal stockholder is a limited partner. Included in rent expense for each of the three years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997, is $290,000, $290,000, $290,000 and $235,000, respectively, for payments under this lease. Future annual minimum lease payments under this agreement are as follows:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
                                                            (IN THOUSANDS)
1997.................................................    $  321       $  --
1998.................................................       343          343
1999.................................................       343          343
2000.................................................       343          343
2001.................................................       343          343
2002.................................................       143          229
Thereafter...........................................       --           --
                                                         ------       ------
                                                         $1,836       $1,601
                                                         ======       ======

  In August 1997, the Company purchased certain equipment previously leased from a partnership, the partners of which include certain Company stockholders. The equipment was purchased for $130,000.

NOTE 10--CAPITAL TRANSACTIONS

  In 1995, the Company purchased into treasury from the majority stockholder, 1,600 shares of common stock for $51,000.

  In 1994 and 1995, certain employees were awarded an aggregate of 1,600 shares and 2,500 shares of common stock, respectively, with an aggregate value of $50,000 and $86,000, respectively. The shares were granted to the employees by the majority stockholder and were accounted for as capital contributions and employee stock compensation expense.

  In December 1996, the Company granted to a certain employee-stockholder an option to purchase 6,000 shares at $30.00 per share, the approximate fair value at the date of grant. The option was exercised on July 17, 1997. In view of the terms of this option, the fair value is not deemed to be significantly different from the intrinsic value.

NOTE 11--CONCENTRATION OF CREDIT RISK

  The Company had two customers that accounted for 11.5% and 14.5% of 1994 revenues, respectively, two customers that accounted for 15.5% and 11.7% of 1995 revenues, respectively, one customer that accounted for 30.9% of 1996 revenues, and one customer that accounted for 48.2% of revenues for the nine months ended September 30, 1997.

                               THE MAIL BOX, INC.

  At December 31, 1995 and 1996 and September 30, 1997, approximately 11.0%, 11.5% and 48.0%, respectively, of the Company's total accounts receivable balance was due from a single customer.

NOTE 12--INVENTORIES HELD IN TRUST FOR CUSTOMERS

  In the ordinary course of the Company's business activities as a mailing service company, the Company receives and stores customers' letter, statement and paper and form stock for use in customers' mailing production processes. The Company does not take legal title to the inventories, and accordingly, these inventories are not carried on the Company's financial statements. The Company maintains casualty risk insurance in amounts sufficient to cover potential damages arising from the Company's custody of such inventories, which varies from time to time but, according to management estimates, does not exceed $11.0 million.

NOTE 13--COMMITMENTS AND CONTINGENCIES

  The Company is party from time to time to various legal proceedings incidental to its business. In the opinion of management, the resolution of these items, individually or in the aggregate, would not have a significant effect on the financial position, results of operations, or cash flows of the Company.

NOTE 14--SUBSEQUENT EVENTS

  The Company and its stockholders have entered into a definitive agreement with Compass International Services Corporation ("Compass") pursuant to which Compass will acquire all outstanding shares of the Company's common stock in exchange for cash and common stock of Compass, concurrent with the consummation of the initial public offering of the common stock of Compass.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of National Credit Management Corporation and Subsidiary

  We have audited the accompanying consolidated balance sheets of National Credit Management Corporation and Subsidiary (a Maryland corporation), as of December 31, 1995 and 1996, and September 30, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1994, 1995 and 1996, and the nine months ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Credit Management Corporation and Subsidiary as of December 31, 1995 and 1996, and September 30, 1997, and the results of its operations and its cash flows for the years ended December 31, 1994, 1995 and 1996, and the nine months ended September 30, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Baltimore, Maryland,
October 17, 1997

             NATIONAL CREDIT MANAGEMENT CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                    DECEMBER 31,
                                                    ------------- SEPTEMBER 30,
                      ASSETS                         1995   1996      1997
                      ------                        ------ ------ -------------
Current assets:
  Cash and cash equivalents........................ $1,167 $1,149    $1,361
  Accounts receivable, net of allowance for
   doubtful accounts of $113, $88 and $117,
   respectively....................................  1,994  2,141     2,303
  Prepaid expenses and other.......................    129    361       699
  Deferred tax asset...............................    106     73       143
                                                    ------ ------    ------
    Total current assets...........................  3,396  3,724     4,506
Property and equipment, net........................  1,084  1,053     2,478
Other assets, net of accumulated amortization of
 $271, $272 and $278, respectively.................     69     73       275
                                                    ------ ------    ------
    Total assets................................... $4,549 $4,850    $7,259
                                                    ====== ======    ======
       LIABILITIES AND STOCKHOLDERS' EQUITY
       ------------------------------------
Current liabilities:
  Current portion of term loan..................... $      $         $   60
  Current portion of note payable..................    --     --         49
  Trade accounts payable...........................    220    356     1,455
  Client payables..................................    600    484       639
  Accrued compensation and related benefits........    248    500       439
  Current portion of capital lease obligations.....    274    327       265
  Other accrued expenses...........................    360    185       207
                                                    ------ ------    ------
    Total current liabilities......................  1,702  1,852     3,114
Deferred tax liability.............................     81     96       192
Long-term portion of note payable..................    --     --         16
Borrowings under line of credit....................    100    --        --
Long-term portion of term loan.....................    --     --        240
Long-term capital lease obligations................    401    184       196
                                                    ------ ------    ------
    Total liabilities..............................  2,284  2,132     3,758
                                                    ------ ------    ------
Commitments and contingencies
Stockholders' equity:
  Common stock--Class A, $.01 par value, 5,000,000
   shares authorized, 231,500 shares issued and
   outstanding.....................................      2      2         2
  Common stock--Class B, $.01 par value, 250 shares
   authorized, no shares issued and outstanding....    --     --        --
  Additional paid-in-capital.......................    752    752     2,097
  Retained earnings................................  1,511  1,964     1,402
                                                    ------ ------    ------
    Total stockholders' equity.....................  2,265  2,718     3,501
                                                    ------ ------    ------
    Total liabilities and stockholders' equity..... $4,549 $4,850    $7,259
                                                    ====== ======    ======

   The accompanying notes are an integral part of these consolidated balance sheets.

             NATIONAL CREDIT MANAGEMENT CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                      YEARS ENDED           NINE MONTHS ENDED
                                      DECEMBER 31,            SEPTEMBER 30,
                                 ------------------------  -------------------
                                  1994    1995     1996       1996      1997
                                 ------  -------  -------  ----------- -------
                                                           (UNAUDITED)
Revenues........................ $8,874  $12,287  $13,579    $10,055   $11,759
Operating expenses..............  4,550    6,322    7,945      5,806     7,314
                                 ------  -------  -------    -------   -------
  Gross profit..................  4,324    5,965    5,634      4,249     4,445
Selling, general and
 administrative expenses........  3,400    4,328    4,798      3,680     5,065
                                 ------  -------  -------    -------   -------
  Income (loss) from operations.    924    1,637      836        569      (620)
                                 ------  -------  -------    -------   -------
Other (income) expense:
  Interest income...............    (18)     (62)     (46)       (36)      (35)
  Interest expense..............     60       90       79         61        45
  Other.........................     (3)       5       15        --        199
                                 ------  -------  -------    -------   -------
    Total other expense, net....     39       33       48         25       209
                                 ------  -------  -------    -------   -------
Income (loss) before income
 taxes..........................    885    1,604      788        544      (829)
Provision (benefit) for income
 taxes..........................    354      648      335        256      (267)
                                 ------  -------  -------    -------   -------
Net income (loss)............... $  531  $   956  $   453    $   288   $  (562)
                                 ======  =======  =======    =======   =======



 The accompanying notes are an integral part of these consolidated statements.

             NATIONAL CREDIT MANAGEMENT CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                               CLASS A            CLASS B
                             COMMON STOCK       COMMON STOCK
                          ------------------ ------------------ ADDITIONAL              TOTAL
                            SHARES             SHARES            PAID-IN   RETAINED STOCKHOLDERS'
                          OUTSTANDING AMOUNT OUTSTANDING AMOUNT  CAPITAL   EARNINGS    EQUITY
                          ----------- ------ ----------- ------ ---------- -------- -------------
Balance, December 31,
 1993...................        210    $--       --       $--     $  754    $   24     $  778
  One thousand for one
   stock split..........    209,790       2      --        --         (2)      --         --
  Net income............        --      --       --        --        --        531        531
                            -------    ----      ---      ----    ------    ------     ------
Balance, December 31,
 1994...................    210,000       2      --        --        752       555      1,309
  Net income............        --      --       --        --        --        956        956
                            -------    ----      ---      ----    ------    ------     ------
Balance, December 31,
 1995...................    210,000       2      --        --        752     1,511      2,265
  Net income............        --      --       --        --        --        453        453
                            -------    ----      ---      ----    ------    ------     ------
Balance, December 31,
 1996...................    210,000       2      --        --        752     1,964      2,718
Stock tendered pursuant
 to termination of stock
 option plan............     21,500     --       --        --      1,345       --       1,345
  Net loss..............        --      --       --        --        --       (562)      (562)
                            -------    ----      ---      ----    ------    ------     ------
Balance, September 30,
 1997...................    231,500    $  2      --       $--     $2,097    $1,402     $3,501
                            =======    ====      ===      ====    ======    ======     ======


 The accompanying notes are an integral part of these consolidated statements.

             NATIONAL CREDIT MANAGEMENT CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                       YEARS ENDED         NINE  MONTHS ENDED
                                       DECEMBER 31,           SEPTEMBER 30,
                                   ----------------------  --------------------
                                    1994    1995    1996      1996       1997
                                   ------  ------  ------  ----------  --------
                                                           (UNAUDITED)
Cash flows from operating
 activities:
  Net income (loss)..............  $  531  $  956  $  453    $  288    $   (562)
  Adjustments to reconcile net
   income (loss) to net cash
   flows provided by operating
   activities--
    Stock tendered pursuant to
     termination of stock option
     plan........................     --      --      --        --        1,345
    Loss from disposal of
     property and equipment......     --       20      15       --          199
    Change in deferred taxes.....     (23)     59      48        81          26
    Depreciation and
     amortization................     310     322     337       252         309
    (Increase) decrease in
     accounts receivable.........    (498)   (653)   (147)       30        (162)
    Decrease (increase) in
     prepaid expenses and other..      73     (39)   (232)     (274)       (338)
    Increase in other assets.....     (10)    (11)     (5)       (9)       (208)
    Increase (decrease) in trade
     accounts payable and other
     accrued expenses............     198     204     (39)       47       1,121
    (Decrease) increase in client
     payables....................    (132)     56    (116)      (65)        155
    Increase (decrease) in
     accrued compensation and
     related benefits............     192    (192)    252       146         (61)
                                   ------  ------  ------    ------    --------
      Net cash flows provided by
       operating activities......     641     722     566       496       1,824
                                   ------  ------  ------    ------    --------
Cash flows from investing
 activities:
  Additions to property and
   equipment.....................    (104)   (194)   (164)     (256)     (1,927)
                                   ------  ------  ------    ------    --------
      Net cash flows used in
       investing activities......    (104)   (194)   (164)     (256)     (1,927)
                                   ------  ------  ------    ------    --------
Cash flows from financing
 activities:
  Repayment on borrowings from
   term loan, net of proceeds....     (30)   (200)   (100)     --           300
  Increase in notes payable......     --      --      --       (100)         65
  Principal payments under
   capital lease obligations.....    (171)   (223)   (320)      (86)        (50)
                                   ------  ------  ------    ------    --------
      Net cash flows used in
       financing activities......    (201)   (423)   (420)     (186)        315
                                   ------  ------  ------    ------    --------
      Net (decrease) increase in
       cash and cash equivalents.     336     105     (18)       54         212
Cash and cash equivalents,
 beginning of period.............     726   1,062   1,167     1,167       1,149
                                   ------  ------  ------    ------    --------
Cash and cash equivalents, end of
 period..........................  $1,062  $1,167  $1,149    $1,221    $  1,361
                                   ======  ======  ======    ======    ========

 The accompanying notes are an integral part of these consolidated statements.

             NATIONAL CREDIT MANAGEMENT CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Organization and Business

  National Credit Management Corporation, a Maryland corporation, and Subsidiary (the "Company") provides accounts receivable management services and, through its patented Accelerated Payment Systems ("APS") process, telephonic check drafting services. The Company's collection services are provided to a broad range of clients and industries. In addition to standard contingency fee collections, the Company provides early-stage accounts receivable management services to clients in the education, utilities, government and healthcare sectors through its wholly-owned subsidiary, Total Early Receivables Management Corporation.

 Basis of Presentation

  The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Interim Financial Statements

  The consolidated financial statements for the nine months ended September 30, 1996, are unaudited but, in the opinion of management, such financial statements have been presented on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position, and results of operations and cash flows for these periods.

 Contemplated Initial Public Offering

  The Company and its stockholders have entered into a definitive agreement with Compass International Services Corporation ("Compass") pursuant to which Compass will acquire all of the outstanding shares of the Company's common stock in exchange for cash and common stock of Compass, concurrent with the consummation of the initial public offering of the common stock of Compass.

 Financial Instruments

  Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, borrowings under line of credit and capital lease obligations, all of which approximate fair value.

 Cash and Cash Equivalents

  Cash and cash equivalents consist primarily of cash and overnight investments stated at cost which approximate market value.

 Property and Equipment

  Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

      Computer hardware and software..................... 3-5 years
      Office furniture and equipment..................... 4-8 years
      Leasehold improvements............................. Life of related leases
      Property and equipment held under capital leases... 3-8 years

             NATIONAL CREDIT MANAGEMENT CORPORATION AND SUBSIDIARY

 Other Assets

  Other assets consist of security deposits on leases, patent costs and other intangible assets.

 Client Payables

  The Company, which is licensed as a collection agency in many states, regularly receives payments on behalf of its clients which are deposited in bank accounts. The Company has recorded a liability for the portion of payments which are owed to clients as of year-end.

 Income Taxes

  Income taxes have been accounted for in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Under Statement 109, the liability method is used in accounting for income taxes. Deferred tax liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using tax rates and laws that are expected to be in effect when the differences are scheduled to reverse.

 Revenue Recognition

  The Company recognizes revenues in its collections business at the time a payment is received on an account directly from the debtor, or when reported as paid by the client. Revenue is typically based upon contractual percentages of amounts collected. Revenues for the Company's accounts receivable management services are recognized based upon completion of services performed for the client. The APS division of the Company recognizes revenue based upon the number of transactions processed for each client during the month, as well as certain supplementary services.

 Significant Customers

  EduCap, Inc. (formerly University Support Services) represented approximately 22%, 16%, 16% and 18% of the Company's total revenues for the years ended December 31, 1994, 1995 and 1996, and the nine months ended September 30, 1997, respectively.

2. PROPERTY AND EQUIPMENT, NET

  Property and equipment consists of:

                                                     DECEMBER 31,
                                                     ------------- SEPTEMBER 30,
                                                      1995   1996      1997
                                                     ------ ------ -------------
                                                           (IN THOUSANDS)
      Computer hardware and software................ $1,583 $1,754    $2,377
      Office furniture and equipment................    826    892     1,139
      Leasehold improvements........................     81     81        86
                                                     ------ ------    ------
                                                      2,490  2,727     3,602
      Less--accumulated depreciation................  1,406  1,674     1,124
                                                     ------ ------    ------
      Property and equipment, net................... $1,084 $1,053    $2,478
                                                     ====== ======    ======


3. BORROWINGS UNDER LINE OF CREDIT AND CAPITAL LEASE OBLIGATIONS:

 Borrowings Under Line of Credit

  The Company has a line of credit agreement with a bank dated October 4, 1995, which was to expire May 15, 1997. The balance outstanding under this agreement as of December 31, 1995 and 1996 and September 30,

             NATIONAL CREDIT MANAGEMENT CORPORATION AND SUBSIDIARY

1997, is $100,000, $0 and $0, respectively. On January 23, 1997, the line of credit agreement was modified to increase available borrowings to $1,250,000 and extend the expiration date to May 15, 1999. The agreement was further modified on September 17, 1997, to require interest to be paid at variable rates at the borrower's option, as well as to amend certain financial covenants. The line of credit has available borrowings of $750,000 as of December 31, 1995 and 1996 and $1,250,000 as of September 30, 1997.

  Under the line of credit agreement, substantially all of the Company's assets are pledged as collateral.

  On August 14, 1997, the Company purchased an interest rate cap. The term of the interest rate cap is three years beginning September 15, 1997 and terminating on September 15, 2000. The cost of the cap was $12,663, which will be amortized over the life of the cap.

 Term Note

  On September 17, 1997, the Company entered into a term note with a bank which expires on October 15, 2003. The Company may borrow up to $1,500,000 under the note. The note bears interest at LIBOR plus 2.0%. Principal repayments begin June 15, 1998 and continue monthly. As of September 30, 1997, the Company has outstanding borrowings under the note of $300,000.

  Future payments under the term note as of September 30, 1997 are as follows (in thousands):

      1998................................................................ $ 60
      1999................................................................  200
      2000................................................................   40
                                                                           ----
                                                                            300
      Less-current portion of term note...................................   60
                                                                           ----
        Long-term portion of term note.................................... $240
                                                                           ====

  Under the term note agreement, substantially all of the Company's assets are pledged as collateral.

 Capital Lease Obligations

  Certain property and equipment leases have been capitalized using interest rates ranging from approximately 8.75% to 16.0%. Future payments on capital lease obligations as of December 31, 1996, and September 30, 1997 are as follows:

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1996         1997
                                                     ------------ -------------
                                                           (IN THOUSANDS)
      1997..........................................     $375         $  0
      1998..........................................      145          298
      1999..........................................       50          157
      2000..........................................        0           53
                                                         ----         ----
      Total payments................................      570          508
      Less--amount representing interest............       59           47
                                                         ----         ----
                                                          511          461
      Less--current portion of capital lease
       obligation...................................      327          265
                                                         ----         ----
        Long-term capital lease obligations.........     $184         $196
                                                         ====         ====

             NATIONAL CREDIT MANAGEMENT CORPORATION AND SUBSIDIARY

4. COMMITMENTS AND CONTINGENCIES:

 Operating Leases and Service Contract Commitments

  The Company leases its office space under operating leases which expire through August 2001. In addition, the Company has service contracts on certain office equipment and computer systems held under capital leases. Total rental expense under these agreements was approximately $225,000 $195,000, $325,000 and $272,000 for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997, respectively. Future minimum payments on operating leases and service contract commitments as of December 31, 1996 and September 30, 1997 are as follows:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
                                                            (IN THOUSANDS)
      1997...........................................    $  355       $  --
      1998...........................................       341          384
      1999...........................................       337          376
      2000...........................................       293          332
      2001...........................................       238          298
      2002 and thereafter............................         0           50
                                                         ------       ------
        Total........................................    $1,564       $1,440
                                                         ======       ======

 Litigation

  Lawsuits and claims are filed from time to time against the Company in the ordinary course of business. The Company, after reviewing developments to date with legal counsel, is of the opinion that the outcome of such matters will not have a material adverse effect on the Company's financial position. Accordingly, no amounts have been provided for these claims in the accompanying financial statements.

  In May 1997, the Company filed suit against the former owner and inventor of the APS patent (collectively, the "Defendants"), alleging that the Defendants have breached the agreement between the Company and the Defendants and violated the Company's exclusive rights to the APS patent and related intellectual property used in the APS portion of the Company's business. The Defendants have filed a counterclaim that seeks, among other things, rescission of the agreement under which the Company purchased the APS patent, restoration of a prior agreement pursuant to which the Defendants licensed the APS patent to the Company, return of the APS patent to the Defendants and unspecified damages. Although the Company believes that the counterclaims are without merit, there can be no assurance that the Defendants will not prevail with respect to some or all of their counterclaims. Management does not believe that a decision adverse to the Company in this dispute would have a material adverse effect on the Company's business, results of operations or financial condition.

5. INCOME TAXES:

  The components of the Company's income tax provision (benefit) are as follows:

                                                    DECEMBER 31,
                                                   --------------- SEPTEMBER 30,
                                                   1994  1995 1996     1997
                                                   ----  ---- ---- -------------
                                                          (IN THOUSANDS)
      Current income tax provision (benefit):
        Federal..................................  $308  $487 $268     $(237)
        State....................................    70   102   59       (45)
                                                   ----  ---- ----     -----
                                                    378   589  327      (282)
                                                   ----  ---- ----     -----
      Deferred income tax provision (benefit):
        Federal..................................   (21)   51    7        13
        State....................................    (3)    8    1         2
                                                   ----  ---- ----     -----
                                                    (24)   59    8        15
                                                   ----  ---- ----     -----
          Total income tax provision (benefit)...  $354  $648 $335     $(267)
                                                   ====  ==== ====     =====

             NATIONAL CREDIT MANAGEMENT CORPORATION AND SUBSIDIARY

  Deferred tax assets and liabilities result from differences in timing of the recognition of certain items for tax and financial accounting purposes. The sources of the deferred tax assets (liabilities) are as follows:

                                                      DECEMBER
                                                         31,
                                                     ------------  SEPTEMBER 30,
                                                     1995   1996       1997
                                                     -----  -----  -------------
                                                          (IN THOUSANDS)
      Property and equipment........................ $(117) $(144)     $(151)
      Net operating loss carryforwards..............    62     35         43
      Nondeductible reserves........................    52     66         63
      Other.........................................    28     20         (4)
                                                     -----  -----      -----
        Deferred tax asset (liability), net......... $  25  $ (23)     $ (49)
                                                     =====  =====      =====

  The net deferred tax (liability) asset consists of the following items included on the accompanying balance sheets as of December 31, 1995 and 1996 and September 30, 1997:

                                                       DECEMBER
                                                          31,
                                                       ----------  SEPTEMBER 30,
                                                       1995  1996      1997
                                                       ----  ----  -------------
                                                           (IN THOUSANDS)
      Deferred tax asset.............................. $106  $ 73      $143
      Deferred tax liability..........................  (81)  (96)     (192)
                                                       ----  ----      ----
                                                       $ 25  $(23)     $(49)
                                                       ====  ====      ====

  The difference between the recorded income tax provision and the federal statutory tax rate is mainly due to lobbying expenses, premiums paid for officers' life insurance, travel and entertainment expenses and other nondeductible differences.

  As of December 31, 1995, 1996 and September 30, 1997, the Company has net operating loss (NOL) carryforwards of approximately $160,000, $91,000 and $110,000 respectively, to offset future taxable income. These loss carryforwards will expire during various periods through 2007. The utilization of these NOL's may be limited pursuant to Internal Revenue Code Section 382.

6. ADVERTISING EXPENSES:

  The Company incurs advertising expenses related to promoting its services to potential clients. These costs are expensed as incurred. The Company recognized advertising expenses of approximately $40,000, $251,000 and $228,000 and $56,000 for the years ended December 31, 1994, 1995, 1996, and the nine months ended September 30, 1997, respectively.

7. STATEMENTS OF CASH FLOWS--SUPPLEMENTAL DISCLOSURE:

  During 1994, 1995 and 1996 and the nine months ended September 30, 1997, the Company paid interest of approximately $60,000, $90,000, $79,000 and $45,000, respectively. In addition, the Company paid income taxes of approximately $188,000, $595,000, $498,000 and $210,000 during 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively.

  Noncash transactions during 1994, 1995 and 1996 were as follows:

                                                   YEARS ENDED    NINE MONTHS
                                                   DECEMBER 31,      ENDED
                                                  -------------- SEPTEMBER 30,
                                                  1994 1995 1996     1997
                                                  ---- ---- ---- -------------
                                                         (IN THOUSANDS)
      Property acquired under capital lease
       obligations............................... $60  $673 $157     $207

             NATIONAL CREDIT MANAGEMENT CORPORATION AND SUBSIDIARY

8. EMPLOYEE BENEFIT PLAN:

  The Company provides a 401(k) plan (the Plan) for eligible employees of the Company. Beginning in 1995, the Board of Directors approved discretionary contributions to the Plan. In 1996, contributions were made by the Company at the rate of 25% of employee contributions up to a maximum amount of $1,400 per individual. The Company's contribution, including plan administrative expense, was $22,000, $39,000 and $36,000 for the years ended December 31, 1995, 1996, and the nine months ended September 30, 1997, respectively.

9. STOCK OPTION AGREEMENTS:

  On August 14, 1994, the Company instituted a stock option plan whereby the Board of Directors, at its discretion, can award employees options to purchase shares of the Company's common stock. Unvested options granted under this plan expire upon termination of the employee. Fully vested options expire ten years from the date of grant. No option is exercisable until the employee has been an employee of the Company for at least one year on a full-time salaried basis. Typically, one-third of the options granted are vested immediately upon grant. The remaining two-thirds of the options generally become vested proportionately over a two-year period. The Company has reserved 23,331 shares of common stock for these options.

  During 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation," which defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by the Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB No. 25 must make pro forma footnote disclosures of net income, as if the fair value based method of accounting defined in SFAS No. 123 has been applied.

  The Company has elected to account for its stock-based compensation plans in accordance with APB No. 25, under which no compensation cost has been recognized. The Company has computed for pro forma disclosure purposes the value of all options granted during 1995 and 1996, using the Black-Scholes option pricing model as prescribed by SFAS No. 123 and the following weighted average assumptions used for grants:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                               ----------------
                                                                1995     1996
                                                               -------  -------
      Risk-free interest rate.................................    5.85%    5.20%
      Expected dividend yield.................................     -- %     -- %
      Expected lives.......................................... 2 years  2 years

  Options were assumed to be exercised upon vesting for the purposes of this valuation. Adjustments are made for options forfeited prior to vesting. Had compensation costs for this plan been determined consistent with SFAS No. 123, the Company's net income reflected on the accompanying statements of operations would have been reduced to the following "pro forma" amounts:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1995   1996
                                                                   ------ ------
                                                                        (IN
                                                                    THOUSANDS)
      Net Income:
        As reported............................................... $  956 $  453
        Pro forma................................................. $  952 $  432

             NATIONAL CREDIT MANAGEMENT CORPORATION AND SUBSIDIARY

  The following table summarizes all stock option and purchase right activity for the two years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997.

                                                                      EXERCISE
                                                           NUMBER OF  PRICE PER
                                                            OPTIONS     SHARE
                                                           --------- -----------
      Outstanding as of December 31, 1994.................    6,800    $12.03
        Granted...........................................    7,500     22.75
                                                            -------  -----------
      Outstanding as of December 31, 1995.................   14,300  12.03-22.75
        Granted...........................................    9,300     40.12
        Repurchased.......................................   (8,400) 12.03-40.12
                                                            -------  -----------
      Outstanding as of December 31, 1996.................   15,200  12.03-40.12
        Granted...........................................    6,300     39.22
      Termination of option plan..........................  (21,500) 12.03-40.12
                                                            -------  -----------
      Outstanding as of September 30, 1997................      --
                                                            =======

  On September 30, 1997, the Company elected to terminate its stock option plan and issue 21,500 shares of common stock to the former stock option holders. As a result, the Company recorded compensation expense in the third quarter of approximately $1.3 million. On October 2, 1997, the Company issued the shares of common stock based upon this decision.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
B.R.M.C. of Delaware, Inc.

  We have audited the accompanying consolidated balance sheets of B.R.M.C. of Delaware, Inc. as of December 31, 1996 and 1995 and September 30, 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996, and the nine months ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of B.R.M.C. of Delaware, Inc. at December 31, 1996 and 1995 and September 30, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, and the nine months ended September 30, 1997, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

October 24, 1997
Atlanta, Georgia

                           B.R.M.C. OF DELAWARE, INC.

                           CONSOLIDATED BALANCE SHEET

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   DECEMBER 31,
                                                   -------------- SEPTEMBER 30,
                      ASSETS                        1995    1996      1997
                      ------                       ------  ------ -------------
Current assets:
  Cash............................................ $  107  $    6    $  243
  Cash held for clients...........................    690     743       797
  Commissions receivable, net.....................  1,015   1,021     1,462
  Receivable from related parties.................    --       53       --
  Other assets....................................    --       39        35
                                                   ------  ------    ------
    Total current assets..........................  1,812   1,862     2,537
Furniture and equipment, net......................    291     866       894
Goodwill..........................................    --      873     4,088
Non-compete agreement, net........................    --      --        497
Other assets......................................     56     141       210
                                                   ------  ------    ------
    Total assets.................................. $2,159  $3,742    $8,226
                                                   ======  ======    ======
  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
  ----------------------------------------------
Current liabilities:
  Collections due to clients...................... $  690  $  743    $  797
  Checks issued in excess of cash balance.........    --       90       308
  Accounts payable and accrued liabilities........    694     736       940
  Income taxes....................................    --      --        234
  Current portion of long-term debt and capital
   lease obligations..............................    307     517     3,195
  Borrowings under line of credit.................    --      450     1,500
                                                   ------  ------    ------
    Total current liabilities.....................  1,691   2,536     6,974
Long-term debt, less current portion..............    341     525       419
Capital lease obligations, less current portion...    205     502       383
Deferred income taxes.............................    --       14        47
Other liabilities.................................    --       56        47
Minority interest in subsidiary...................    --        4         9
Stockholders' equity (deficit):
  Common stock, $1 par value, 1,000 shares
   authorized, issued and outstanding.............      1       1         1
  Additional paid-in capital......................      7      60        60
  Retained earnings (accumulated deficit).........    (86)     44       286
                                                   ------  ------    ------
    Total stockholders' equity (deficit)..........    (78)    105       347
                                                   ------  ------    ------
    Total liabilities and stockholders' equity.... $2,159  $3,742    $8,226
                                                   ======  ======    ======

   The accompanying notes are an integral part of these financial statements.

                           B.R.M.C. OF DELAWARE, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)

                                           YEARS ENDED       NINE MONTHS ENDED
                                           DECEMBER 31,        SEPTEMBER 30,
                                       -------------------- -------------------
                                        1994   1995   1996     1996      1997
                                       ------ ------ ------ ----------- -------
                                                            (UNAUDITED)
Revenues.............................. $6,859 $7,416 $9,597   $7,040    $10,268
Operating expenses....................  3,952  4,229  5,814    4,318      5,914
                                       ------ ------ ------   ------    -------
  Gross profit........................  2,907  3,187  3,783    2,722      4,354
Selling, general and administrative
 expenses.............................  2,490  2,934  3,458    2,458      3,705
                                       ------ ------ ------   ------    -------
  Income from operations..............    417    253    325      264        649
Other expense:
  Interest expense....................    274    103    122       76        185
                                       ------ ------ ------   ------    -------
Income before income taxes............    143    150    203      188        464
Provision for income taxes............    --     --      73       42        222
                                       ------ ------ ------   ------    -------
Net income............................ $  143 $  150 $  130   $  146    $   242
                                       ====== ====== ======   ======    =======



   The accompanying notes are an integral part of these financial statements.

                           B.R.M.C. OF DELAWARE, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                       TOTAL
                                COMMON STOCK  ADDITIONAL RETAINED  STOCKHOLDERS'
                                -------------  PAID-IN   (DEFICIT)    EQUITY
                                SHARES AMOUNT  CAPITAL   EARNINGS    (DEFICIT)
                                ------ ------ ---------- --------- -------------
Balance at January 1, 1994....  1,000   $ 1      $ 7       $(379)      $(371)
Net income....................    --     --       --         143         143
                                -----   ---      ---       -----       -----
Balance at December 31, 1994..  1,000     1        7        (236)       (228)
Net income....................    --     --       --         150         150
                                -----   ---      ---       -----       -----
Balance at December 31, 1995..  1,000     1        7         (86)       (78)
Capital contribution..........    --     --       53         --           53
Net income....................    --     --       --         130         130
                                -----   ---      ---       -----       -----
Balance at December 31, 1996..  1,000     1       60          44         105
Net income for the nine months
 ended September 30, 1997.....    --     --       --         242         242
                                -----   ---      ---       -----       -----
Balance at September 30, 1997.  1,000   $ 1      $60       $ 286       $ 347
                                =====   ===      ===       =====       =====




   The accompanying notes are an integral part of these financial statements.

                           B.R.M.C. OF DELAWARE, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                         YEARS ENDED         NINE MONTHS ENDED
                                         DECEMBER 31,          SEPTEMBER 30,
                                     ----------------------  -------------------
                                      1994    1995    1996     1996      1997
                                     -------  -----  ------  --------  ---------
                                                                (UNAUDITED)
Cash flows from operating
 activities:
  Net income.......................  $   143  $ 150  $  130  $    146  $     242
  Adjustments to reconcile net
   income to net cash provided by
   operating activities:
    Depreciation and amortization..      190    177     228       138        334
    Minority interest..............      --     --        4         1          5
    Change in operating assets and
     liabilities:
      Commissions receivable.......     (770)   101      (6)     (191)      (441)
      Cash held for clients........      --     --      (53)      (91)       (54)
      Other current assets.........      --     --      (39)        3        (93)
      Receivable from related
       parties.....................      --     --      (53)      (53)        53
      Other assets.................       (2)     4    (107)     (100)      (200)
      Accounts payable and accrued
       liabilities.................      280    (36)     98        53        430
      Due to clients...............      --     --       53        92         54
      Deferred revenue.............      (30)   (65)    --        --         --
      Deferred income taxes........      --     --       14       --          33
      Checks issued in excess of
       cash........................       11   (506)     90       281        217
                                     -------  -----  ------  --------  ---------
         Net cash (used in)
          provided by operating
          activities...............     (178)  (175)    359       279        580
Cash flows from investing
 activities:
  Purchases of furniture and
   equipment.......................     (118)   (60)   (589)     (445)       (90)
  Purchases of accounts receivable.   (1,718)   --      --        --         --
  Collections of purchased
   receivables.....................    2,101    718     --        --         --
  Business combinations net of cash
   acquired........................      --     --     (791)      --      (3,684)
                                     -------  -----  ------  --------  ---------
         Net cash provided by (used
          in) investing activities.      265    658  (1,380)     (445)    (3,774)
Cash flows from financing
 activities:
  Borrowings under line of credit..    2,699    --      450       --       1,050
  Additions under capital lease
   obligations.....................      --     --      346       419        --
  Repayment of line of credit......   (2,627)  (777)    --        --         --
  Principal payments of capital
   lease obligations...............     (113)   (78)   (124)     (219)      (143)
  Issuance of long-term debt.......      --     750     466        16      2,785
  Principal payments of long-term
   debt............................      (46)  (271)   (271)     (210)      (261)
  Capital contributions............      --     --       53        53        --
                                     -------  -----  ------  --------  ---------
         Net cash (used in)
          provided by financing
          activities...............      (87)  (376)    920        59      3,431
                                     -------  -----  ------  --------  ---------
Net increase (decrease) in cash....      --     107    (101)     (107)       237
Cash at beginning of period........      --     --      107       107          6
                                     -------  -----  ------  --------  ---------
Cash at end of period..............  $   --   $ 107  $    6  $    --   $     243
                                     =======  =====  ======  ========  =========
Supplemental disclosure of cash
 flow information:
  Cash paid for interest...........  $   274  $ 100  $  116  $     66  $     160
                                     =======  =====  ======  ========  =========
  Cash paid for income taxes.......  $   --   $ --   $  --   $    --   $      25
                                     =======  =====  ======  ========  =========
  Furniture and equipment acquired
   through capital lease
   obligations.....................  $   153  $ --   $  542  $    343  $     --
                                     =======  =====  ======  ========  =========

   The accompanying notes are an integral part of these financial statements.

                           B.R.M.C. OF DELAWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization of the Company and Nature of Business

  BoMar Credit Corporation, formerly Credit Interaction Agency, Inc. was incorporated on June 1, 1984 under the laws of the state of Georgia. In February 1988, BoMar was acquired by East Coast Financial Services, Inc. Subsequently, East Coast Financial Services, Inc. combined with BoMar Credit Corporation. On April 22, 1996 BoMar Receivable Management Company (B.R.M.C.) of Delaware, Inc. was incorporated under the laws of the state of Delaware. As of that date, the shareholders of BoMar Credit Corporation and BoMar Credit Corporation of Texas exchanged their shares for those of B.R.M.C. of Delaware (the "Parent"). The assets and liabilities of BoMar Credit Corporation were transferred to two newly formed and wholly owned subsidiaries of the Parent, BoMar Credit Corporation of Georgia and BoMar Credit Corporation of Texas. The accompanying financial statements reflect the operations of these wholly owned subsidiaries for the period January 1, 1996 to December 31, 1996 as the above noted transactions were accounted for in a manner similar to a pooling of interests. All assets and liabilities were transferred at net book value.

  At September 30, 1997, B.R.M.C. of Delaware had five subsidiaries: BoMar Credit Corporation of Georgia; BoMar Credit Corporation of Texas; Advanced Credit Services ("ACS"); Clayton-Parker & Associates ("CPA"); and Financial Claims Control, Inc. ("FCCI"). All subsidiaries are wholly owned by the Company, with the exception of ACS, of which the Company has 75% ownership. The accompanying financial statements present the consolidated financial condition and results of operations of B.R.M.C. of Delaware and subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

  The Company provides accounts receivable management services primarily for clients in the telecommunications, insurance, financial services and healthcare industries. The Company is paid a collection fee by the clients based on a percentage of the dollar amount collected. The Company's operations are primarily in the continental United States, however, some business is conducted internationally.

 Business Combinations

  On August 1, 1996, the Parent acquired a controlling interest in ACS. The transaction was accounted for as a purchase. The Parent obtained a note receivable from the sole shareholder of ACS in the amount of $75,000 as the fair value of liabilities assumed exceeded assets received. As such, no goodwill was recorded in conjunction with the acquisition. The accompanying financial statements reflect the results of operations of ACS from the date of acquisition to December 31, 1996.

  On November 26, 1996, the Parent acquired CPA, an Arizona corporation. The Parent paid cash of $400,000 and issued promissory notes in the amount of $450,000 in connection with the transaction which was accounted for as a purchase. Goodwill of $836,000 was recorded in conjunction with the acquisition. The accompanying financial statements reflect the results of operations of CPA from the date of acquisition to December 31, 1996. Had the acquisition of CPA occurred on January 1, 1996, revenues for the consolidated entity would have increased by approximately $970,000 for the period ended December 31, 1996. However, net income for the period would not have been significantly impacted.

  On September 1, 1997, the Parent acquired FCCI, a Florida corporation. The Parent paid cash of $1,000,000 and issued promissory notes in the amount of $2,750,000 in connection with the transaction which was accounted for as a purchase. Goodwill of $3,197,593 and non-compete agreements of $500,000 were recorded in conjunction with the acquisition. The accompanying financial statements reflect the results of operations of FCCI from the date of acquisition to September 30, 1997. If the acquisition of FCCI had occurred on January 1, 1997, revenues and net income for the consolidated entity would have increased by approximately $2,380,000 and $281,000, respectively, for the nine months ended September 30, 1997.

                           B.R.M.C. OF DELAWARE, INC.

 Cash Held for Clients and Collections Due to Clients

  Cash held for clients and collections due to clients consists of amounts collected on behalf of the Company's clients, net of the Company's commission.

 Commissions Receivable

  As of December 31, 1995 and 1996 and September 30, 1997, commissions receivable from companies in the telecommunications industry totaled approximately $400,000, $454,000 and $822,000, respectively. Credit is extended based on an evaluation of the customer's financial condition, and generally collateral is not required. Credit losses are provided for in the financial statements and have been within management's expectations.

 Notes Receivable

  Included in other assets is a note receivable from a related party in the amount of $112,619.

 Goodwill

  Goodwill relates to the excess of purchase price over net assets acquired in business combinations. Such amounts are amortized over a fifteen year period. Accumulated amortization as of December 31, 1996 and September 30, 1997 was $16,000 and $81,000, respectively. Goodwill is measured for possible impairment periodically and is reduced through a charge to earnings if impairment exists.

 Accounts Receivable Purchased

  Accounts receivable purchased consist of receivables purchased from the Georgia Power Company at a discount from the gross receivable owed to the client. The Company is guaranteed, by the Georgia Power Company, to collect 16.2% of the gross receivables purchased within one year of the purchase. The Company initially records receivables purchased at the guaranteed amount. The guaranteed collection rate of at least 16.2% is approximately 4% above the average purchase price of the receivables.

  The contract also provides for profit sharing with the utility if collections exceed 17.2%, in that the Company agrees to pay the client 32.5% of such surplus amounts collected.

 Deferred Revenue

  When receivables were purchased from the Georgia Power Company, the guaranteed portion of the gross receivable (16.2%) was recorded. Since accounts are purchased for approximately 12.2%, deferred revenue was established at the purchase date representing approximately 4% of the gross receivables purchased. The revenue is deferred as the earnings process was not complete at the purchase date. Deferred revenue is amortized into income over a three month period, representing the period the guaranteed amount is earned.

 Furniture and Equipment

  Furniture and equipment are stated at cost and are depreciated using the double declining balance method over the estimated useful lives of the individual assets which range from five to seven years. Included in depreciation expense is amortization of assets recorded under capital leases.

                           B.R.M.C. OF DELAWARE, INC.

 Revenue Recognition

  The Company recognizes revenue (commission income) based on contractual rates in the period in which collection occurs.

 Income Taxes

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 which requires the liability method of accounting for income taxes.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

 Interim Statements

  The interim financial data for the nine months ended September 30, 1996 is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods, on a consistent basis.

 Major Customer

  For the year ended December 31, 1996 and the nine months ended September 30, 1997, one customer accounted for approximately 31.0% and 31.0%, respectively, of revenues. The loss of the Company's major customer could have a material adverse effect on the Company's business.

2. FURNITURE AND EQUIPMENT

  Furniture and equipment consisted of the following:

                                                     DECEMBER 31,
                                                     ------------- SEPTEMBER 30,
                                                      1995   1996      1997
                                                     ------ ------ -------------
                                                           (IN THOUSANDS)
      Furniture and equipment....................... $1,125 $2,940    $2,205
      Less accumulated depreciation.................    834  2,074     1,311
                                                     ------ ------    ------
                                                     $  291 $  866    $  894
                                                     ====== ======    ======

  Furniture and equipment includes $449,000, $826,000 and $1,090,000 acquired under various capital leases at December 31, 1995 and 1996 and September 30, 1997, respectively. Accumulated depreciation on this equipment at December 31, 1995 and 1996 and September 30, 1997 was $315,000, $113,000 and $560,000,
respectively. Depreciation expense was $189,000, $176,000, $216,000 and $266,000 for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997, respectively.

3. DEBT

 Borrowings Under Line of Credit

  Borrowings under a line of credit at were as follows:

    As of December 31, 1996 and September 30, 1997, borrowings under a $1,500,000 line of credit totaled $450,000 and $1,500,000, respectively. The line of credit is payable on September 30, 1998 and is secured by substantially all assets of the Company, with simple interest payable monthly at a rate of 9.75%.

                           B.R.M.C. OF DELAWARE, INC.

 Long-Term Debt

 Long-term debt consisted of the following:

                                                         DECEMBER
                                                            31,
                                                         --------- SEPTEMBER 30,
                                                         1995 1996     1997
                                                         ---- ---- -------------
                                                             (IN THOUSANDS)
      Note payable, interest at 10.5% per annum;
       secured by substantially all of the assets of
       the Company, payable in equal monthly
       installments through March 1998.................  $583 $340    $  141
      Note payable, interest at 19.5% per annum;
       payable in equal monthly installments through
       March 2000......................................   --    51       --
      Note payable, interest at 8% per annum;
       payable in equal monthly installments through
       March 2000......................................   --   --         39
      Note payable to related party, interest at 8.0%
       per annum;
       interest payable monthly; due January 1998......   --   --      2,750
      Note payable, interest at 9.5% per annum;
       payable in equal monthly installments through
       September 1998..................................   --   --         19
      Note payable, interest at 8.9% per annum; payable
       in equal monthly installments through December
       2006............................................   --   --        428
      Note payable, interest at 8.0% per annum
       payable in equal monthly installments through
       December 2006...................................   --   450       --
                                                         ---- ----    ------
                                                         $583 $841    $3,377
                                                         ==== ====    ======

  Principal maturities of long-term debt at December 31, 1996 were as follows (in thousands):

      1997................................................................. $316
      1998.................................................................  120
      1999.................................................................   52
      2000.................................................................   43
      2001.................................................................   42
      Thereafter...........................................................  268
                                                                            ----
                                                                            $841
                                                                            ====

  Principal maturities of long-term debt at September 30, 1997 were as follows (in thousands):

      For the twelve months ending September 30:
      1998.............................................................. $2,959
      1999..............................................................     51
      2000..............................................................     46
      2001..............................................................     42
      2002..............................................................     45
      Thereafter........................................................    234
                                                                         ------
                                                                         $3,377
                                                                         ======

4. LEASES AND OTHER COMMITMENTS

  The Company leases office space for its operations in Arizona, Georgia, Florida and Texas under noncancelable operating lease agreements. Certain leases have escalation clauses which provide for increases in annual rentals. The leases for office space expire in years through fiscal 2002.

                           B.R.M.C. OF DELAWARE, INC.

  Future minimum rental payments required under the operating lease agreements at December 31, 1996 were as follows (in thousands):

      1997............................................................... $  399
      1998...............................................................    389
      1999...............................................................    376
      2000...............................................................    344
      2001...............................................................    243
      Thereafter.........................................................      3
                                                                          ------
                                                                          $1,754
                                                                          ======

  Future minimum rental payments required under the operating lease agreements at September 30, 1997 were as follows (in thousands):

      For the twelve months ending September 30:
      1998.............................................................. $  524
      1999..............................................................    521
      2000..............................................................    491
      2001..............................................................    378
      2002..............................................................     21
      Thereafter........................................................    --
                                                                         ------
                                                                         $1,935
                                                                         ======

  Total rent expense was $187,000, $280,000, $319,000 and $328,000 for the
years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997, respectively.

  In addition, the Company has entered into various capital leases to finance equipment. Future minimum lease payments under capital leases are as follows (in thousands):


      For the twelve months ending December 31:
      1997................................................................ $244
      1998................................................................  201
      1999................................................................  189
      2000................................................................   99
      2001................................................................   43
      Thereafter..........................................................  --
                                                                           ----
                                                                           $776
                                                                           ====

      For the twelve months ending September 30:
      1998................................................................ $284
      1999................................................................  197
      2000................................................................  129
      2001................................................................   58
      2002................................................................  --
      Thereafter..........................................................  --
                                                                           ----
                                                                           $668
                                                                           ====

  Obligations under capital leases as scheduled above include imputed interest of approximately $48,000.

  In addition to the lease commitments above, the Company entered into an agreement to pay a minimum of $360,000 annually for certain telecommunications services. The agreement expires July 15, 1998.

5. EMPLOYEE BENEFIT PLANS

  The Company sponsors a defined contribution 401(k) plan which permits substantially all employees to make tax deferred contributions of up to 15% of their annual compensation. The Company currently makes a discretionary matching contribution of 25% of the employee contribution. The Company contributed approximately $9,000, $11,000, $7,000 and $16,000 in 1994, 1995, 1996 and the
nine months ended September 30, 1997, respectively.

                           B.R.M.C. OF DELAWARE, INC.

  In addition, the Company sponsors a Medical Plan. The Company voluntarily contributes approximately 50% of the premiums for all employees who elect to participate in the Medical Plan. The Company contributed approximately $48,000, $54,000, $91,000 and $51,000 in 1994, 1995, 1996 and the nine months ended
September 30, 1997, respectively.

6. INCOME TAXES

  The provision for income taxes consisted of the following:

                                               YEAR ENDED     NINE MONTHS ENDED
                                            DECEMBER 31, 1996 SEPTEMBER 30, 1997
                                            ----------------- ------------------
                                                       (IN THOUSANDS)
      Current:
        Federal............................        $49               $164
        State..............................          3                 31
                                                   ---               ----
                                                    52                195
      Deferred:
        Federal............................         20                 23
        State..............................          1                  4
                                                   ---               ----
                                                    21                 27
                                                   ---               ----
      Provision for income taxes...........        $73               $222
                                                   ===               ====

  Income tax expense differs from income taxes computed at statutory rates due to certain non-deductible expenses and the effect of net operating loss carryforwards. The most significant of these differences is non-deductible goodwill.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets at December 31, 1995 and 1996 and September 30, 1997 were as follows:

                                                    DECEMBER 31,
                                                    -------------  SEPTEMBER 30,
                                                     1995   1996       1997
                                                    ------ ------  -------------
                                                          (IN THOUSANDS)
      Deferred tax liabilities:
        Depreciation............................... $  --  $   10       $27
        Capitalized leases.........................    --      11        20
                                                    ------ ------       ---
      Total deferred tax liabilities...............    --      21        47
      Deferred tax assets..........................     25    --        --
                                                    ------ ------       ---
      Net deferred tax assets (liabilities)........ $   25 $  (21)      $47
                                                    ====== ======       ===

  The Company's deferred income taxes in 1995 consist of net operating loss
(NOL) carryforwards of approximately $72,000 at December 31, 1995. The NOL amounts result in deferred tax assets of approximately $25,000 at December 31, 1995. A valuation allowance was established for the total deferred NOL carryforward amounts for 1995. The Company utilized approximately $143,000 and $150,000 of their NOL carryforwards in 1994 and 1995, respectively. Deferred tax assets and valuation allowances were reduced by approximately $50,000 and $52,000 during 1994 and 1995, respectively. No tax expense was recorded for the years ended December 31, 1994 and 1995.

  The Company utilized $32,000 in net operating losses during the year ended December 31, 1996. There are no remaining NOL carryforwards. During 1996, the Company reversed a previously recorded deferred tax asset valuation allowance of approximately $28,000.

7. SUBSEQUENT EVENTS

  The Company and its stockholders have entered into a definitive agreement with Compass International Services Corporation ("Compass") pursuant to which Compass will acquire all outstanding shares of the Company's common stock in exchange for cash and common stock of Compass, concurrent with the consummation of the initial public offering of the common stock of Compass. In connection with the acquisition, certain employees of the Company, at and contingent upon Closing, are entitled to additional compensation, which may be material to the future operating results of the Company.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of
Mid-Continent Agencies, Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Mid-Continent Agencies, Inc. and its subsidiaries at December 31, 1995 and 1996 and September 30, 1997, and the results of their operations and their cash flows for the years and the nine months then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Chicago, Illinois
October 31, 1997

                 MID-CONTINENT AGENCIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   DECEMBER 31,
                                                   -------------  SEPTEMBER 30,
                      ASSETS                        1995   1996       1997
                      ------                       ------ ------  -------------
Current assets:
  Cash and cash equivalents....................... $    1 $  --      $  114
  Accounts receivable, trade......................    535    546        518
  Receivables due from stockholders...............  1,297  1,421      1,495
  Prepaid expenses and other current assets.......    159    165        142
                                                   ------ ------     ------
    Total current assets..........................  1,992  2,132      2,269
Funds held in trust for clients
Property and equipment, net.......................    165    146        159
Deferred income tax benefit.......................     54     70         73
Other assets......................................    132    136        141
                                                   ------ ------     ------
    Total assets.................................. $2,343 $2,484     $2,642
                                                   ====== ======     ======
       LIABILITIES AND STOCKHOLDERS' EQUITY
       ------------------------------------
Current liabilities:
  Accounts payable and accrued expenses........... $  492 $  590     $  479
  Notes payable to stockholders...................     51     51         51
  Notes payable, current portion..................    232    388        808
                                                   ------ ------     ------
    Total current liabilities.....................    775  1,029      1,338
Funds held in trust for clients
Notes payable.....................................    340    178        --
Deferred compensation.............................    158    174        183
                                                   ------ ------     ------
    Total liabilities.............................  1,273  1,381      1,521
                                                   ------ ------     ------
Commitments and contingencies
Stockholders' equity:
  Common stock, no par value, 10,000 shares
   authorized, 1,000 shares issued and
   outstanding....................................     10     10         10
  Additional paid-in capital......................     73     73         73
  Retained earnings...............................    984  1,032      1,051
  Unrealized gain (loss) on securities............      3    (12)       (13)
                                                   ------ ------     ------
    Total stockholders' equity....................  1,070  1,103      1,121
                                                   ------ ------     ------
Total liabilities and stockholders' equity........ $2,343 $2,484     $2,642
                                                   ====== ======     ======

   The accompanying notes are an integral part of these financial statements.

                  MID-CONTINENT AGENCIES INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)

                                             YEARS ENDED    NINE MONTHS ENDED
                                            DECEMBER 31,      SEPTEMBER 30,
                                            --------------  ------------------
                                             1995    1996      1996      1997
                                            ------  ------  ----------- ------
                                                            (UNAUDITED)
Revenues................................... $8,763  $9,038    $6,810    $7,066
Operating expenses.........................  2,851   2,875     2,210     2,294
                                            ------  ------    ------    ------
  Gross profit.............................  5,912   6,163     4,600     4,772
Selling, general and administrative
 expenses..................................  5,974   6,054     4,509     4,677
                                            ------  ------    ------    ------
  Income (loss) from operations............    (62)    109        91        95
Other (income) expense:
  Interest and investment income...........    (99)   (117)      (98)      (52)
  Interest expense.........................     48      68        53        60
  Loss on disposal of property and
   equipment...............................    --        3         3       --
                                            ------  ------    ------    ------
                                               (51)    (46)      (42)        8
                                            ------  ------    ------    ------
Income (loss) before income taxes..........    (11)    155       133        87
Provision for income taxes.................     34     107        87        68
                                            ------  ------    ------    ------
Net income (loss).......................... $  (45) $   48    $   46    $   19
                                            ======  ======    ======    ======



   The accompanying notes are an integral part of these financial statements.

                  MID-CONTINENT AGENCIES INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                           COMMON STOCK
                         ----------------                           UNREALIZED
                          NUMBER                          RETAINED  GAIN (LOSS)
                         OF SHARES AMOUNT PAID-IN-CAPITAL EARNINGS ON SECURITIES TOTAL
                         --------- ------ --------------- -------- ------------- ------
Balance, January 1,
 1995...................     10     $10         $73        $1,029      $--       $1,112
 Net loss...............    --      --          --            (45)      --          (45)
 Change in unrealized
  gain on securities....    --      --          --            --          3           3
                            ---     ---         ---        ------      ----      ------
Balance, December 31,
 1995...................     10      10          73           984         3       1,070
 Net income.............    --      --          --             48       --           48
 Change in unrealized
  gain (loss) on
  securities............    --      --          --            --        (15)        (15)
                            ---     ---         ---        ------      ----      ------
Balance, December 31,
 1996...................     10      10          73         1,032       (12)      1,103
 Net income.............    --      --          --             19       --           19
 Change in unrealized
  gain (loss) on
  securities............    --      --          --            --         (1)         (1)
                            ---     ---         ---        ------      ----      ------
Balance, September 30,
 1997...................     10     $10         $73        $1,051      $(13)     $1,121
                            ===     ===         ===        ======      ====      ======




   The accompanying notes are an integral part of these financial statements.

                  MID-CONTINENT AGENCIES INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                           YEARS ENDED
                                            DECEMBER     NINE MONTHS ENDED
                                               31,         SEPTEMBER 30,
                                           ------------  -----------------
                                           1995   1996      1996     1997
                                           -----  -----  ----------- -----
                                                         (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)....................... $ (45) $  48     $  46    $  19
  Adjustments to reconcile net income to
   net cash provided by (used in)
   operating activities:
   Depreciation and amortization..........    44     64        46       42
   Loss on disposal of property and
    equipment.............................   --       3         3      --
   Changes in deferred taxes..............   (13)    (2)      (54)      (3)
   Changes in operating assets and
    liabilities:
    Accounts receivable, trade............  (106)   (11)       52       28
    Prepaid expenses and other current
     assets...............................    39     (6)       19       23
    Accounts payable and accrued expenses.   (60)    68        25     (111)
    Deferred compensation.................    21     16        12        9
    Other assets..........................   (54)    (4)      (10)      (6)
                                           -----  -----     -----    -----
        Net cash provided by (used in)
         operating activities.............  (174)   176       139        1
Cash flows from investing activities:
  Purchase of property and equipment......   (89)   (49)      (38)     (55)
  Proceeds from sale of property and
   equipment..............................   --       3         3      --
                                           -----  -----     -----    -----
        Net cash used in investing
         activities.......................   (89)   (46)      (35)     (55)
Cash flows from financing activities:
  Proceeds from notes payable.............   600    250       250      800
  Payments of notes payable...............  (376)  (257)     (136)    (558)
  Payments of notes payable to
   stockholders...........................   (10)   --        --       --
  Proceeds from notes receivable from
   stockholders...........................  (159)  (124)      (94)     (74)
                                           -----  -----     -----    -----
Net cash provided by (used in) financing
 activities...............................    55   (131)       20      168
Net increase (decrease) in cash...........  (208)    (1)      124      114
Cash and cash equivalents at beginning of
 period...................................   209      1         1      --
                                           -----  -----     -----    -----
Cash and cash equivalents at end of
 period................................... $   1  $ --      $ 125    $ 114
                                           =====  =====     =====    =====
Supplemental disclosure of cash flow
 information:
  Cash paid for interest.................. $  48  $  69     $  53    $  57
  Cash paid for income taxes..............    46     90        67       76
  Increase (decrease) in funds held in
   trust for clients......................   (53)  (253)      (45)     196


   The accompanying notes are an integral part of these financial statements.

                 MID-CONTINENT AGENCIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--NATURE OF OPERATIONS

  Mid-Continent Agencies, Inc. ("MCA") and subsidiaries (collectively referred to as the "Company") provides accounts receivable management services primarily to companies in the manufacturing, insurance, wholesale distribution and commercial sectors. The Company has three domestic offices located in Chicago, IL, Louisville, KY and Buffalo, NY and an office in the United Kingdom.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Principles of Consolidation

  The consolidated financial statements include accounts of MCA and its subsidiaries. All intercompany balances and transactions have been eliminated.

 Cash and Cash Equivalents

  Cash and cash equivalents are highly liquid unrestricted investments with original maturities of three months or less. Cash equivalents are stated at cost which approximates market.

 Accounts Receivable, Trade

  The Company remits collections to clients either on the net method, in which funds are remitted to the client net of the related earned commission or on the gross method, in which all collected funds are remitted to the client and the Company bills the client separately for its earned commission, resulting in a trade account receivable. Due to the nature of the trade accounts receivable, no allowance is provided and the carrying value is considered to estimate the fair value.

 Funds Held in Trust for Clients

  Funds held in trust for clients consists of funds collected on behalf of clients, net of the Company's commission. These funds are held in segregated accounts and are regularly remitted to clients. Funds held in trust of $1,468,000, $1,214,000 and $1,410,000 at December 31, 1995 and 1996 and
September 30, 1997, respectively, and their offsetting liability are presented net for financial statement presentation purposes.

  The Company is entitled to invest these funds in specified marketable debt and equity instruments. Amounts not invested in marketable debt and equity instruments are invested in cash equivalents (See Note 4). Investments in marketable securities are accounted for in accordance with Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Management has classified all marketable securities as "available for sale" and accordingly, net unrealized gains and losses are presented, net of tax, as a separate component of equity. Realized gains are computed based on cost of investments sold.

                 MID-CONTINENT AGENCIES, INC. AND SUBSIDIARIES

 Property and Equipment

  Property and equipment, including additions and improvements and expenditures for repairs and maintenance that significantly add to productivity or extend the economic lives of the assets, are capitalized at cost and depreciated using an accelerated depreciation method, the results of which are not materially different from the straight-line method, over their estimated useful lives as follows:

      Furniture and fixtures.....................................  5 to 7 years
      Equipment..................................................  5 to 7 years
      Leasehold improvements..................................... Term of lease

  Maintenance, repairs, and minor replacements of these items are charged to expense as incurred.

 Deferred Compensation

  Deferred compensation represents executive termination benefits for four key officers of the Company. Deferred compensation is determined generally by the formulas specified in the officers' employment agreements. Deferred compensation is charged to income currently.

 Income Taxes

  Provisions are made to record deferred income taxes for items reported in different periods for financial reporting purposes than for federal and state income tax purposes. The Company records deferred income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

 Concentration of Credit Risk

  The Company has over 300 commercial insurance clients which accounted for 38%, 30% and 25% of its revenues at December 31, 1995 and 1996 and September 30, 1997. No one client represents more than 5% of revenues.

 Revenue Recognition

  The Company generates revenues from contingency fees and contractual services. Contingency fee revenue is recognized as a contractual percentage of the net funds collected on behalf of clients, in the period the collection occurs. Contractual services revenue is deferred and recognized over the period in which the services are performed.

Unaudited Interim Financial Information

  The interim financial information for the nine month period ended September 30, 1996 has been prepared from unaudited financial records of the Company and, in the opinion of management, reflects all adjustments consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations and of cash flows for the respective interim periods.

                 MID-CONTINENT AGENCIES, INC. AND SUBSIDIARIES

NOTE 3--RECEIVABLES DUE FROM STOCKHOLDERS

  Receivables due from stockholders includes demand notes receivable with aggregate principal and interest amounts of $1,297,000, $1,371,000 and $1,495,000 at December 31, 1995 and 1996 and September 30, 1997, respectively. The notes receivable accrue interest at the short-term annual Applicable Federal Rate prescribed by the Internal Revenue Service, with the balance of principal and interest due upon demand. Due to the demand provision, management estimates the carrying value of the notes receivable from stockholders approximates fair value.

NOTE 4--MARKETABLE SECURITIES

  The following is a summary of the marketable debt and equity instruments of the funds held in trust:

                                                UNREALIZED UNREALIZED ESTIMATED
                                                 HOLDING    HOLDING     FAIR
                                          COST     GAIN       LOSS      VALUE
                                          ----- ---------- ---------- ---------
                                                     (IN THOUSANDS)
   DECEMBER 31, 1995:
   Equity securities..................... $  21   $   2      $  (5)     $  18
   Debt securities issued by the U.S.
    Treasury and other U.S. government
    agencies.............................   196     --         (10)       186
   Debt securities issued by foreign
    governments..........................     2     --         --           2
   Corporate debt securities.............   150       6        --         156
   Mortgage-backed securities............   139     --          (7)       132
   Other debt securities.................   264      19         (1)       282
                                          -----   -----      -----      -----
                                          $ 772   $  27      $ (23)     $ 776
                                          =====   =====      =====      =====
   DECEMBER 31, 1996:
   Equity securities..................... $  11   $ --       $  (4)     $   7
   Debt securities issued by the U.S.
    Treasury and other U.S. government
    agencies.............................   195     --         (15)       180
   Debt securities issued by foreign
    governments..........................     2     --         --           2
   Corporate debt securities.............   202       4         (1)       205
   Mortgage-backed securities............   107     --          (4)       103
   Other debt securities.................   294     --         --         294
                                          -----   -----      -----      -----
                                          $ 811   $   4      $ (24)     $ 791
                                          =====   =====      =====      =====
   SEPTEMBER 30, 1997:
   Equity securities..................... $ --    $ --       $ --       $ --
   Debt securities issued by the U.S.
    Treasury and other U.S. government
    agencies.............................   195     --         (13)       182
   Debt securities issued by foreign
    governments..........................     2     --         --           2
   Corporate debt securities.............   202       4        --         206
   Mortgage-backed securities............   107     --          (3)       104
   Other debt securities.................    67     --         --          67
                                          -----   -----      -----      -----
                                          $ 573   $   4      $ (16)     $ 561
                                          =====   =====      =====      =====

  Net realized (losses)/gains from the sale of investment securities were $(6,000), $12,000 and $(18,000) for the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1997, respectively.

                 MID-CONTINENT AGENCIES, INC. AND SUBSIDIARIES

  The cost and estimated fair value of available for sale securities by contractual maturity at September 30, 1997 is as follows:

                                                                      ESTIMATED
                                                                 COST FAIR VALUE
                                                                 ---- ----------
                                                                 (IN THOUSANDS)
      Due in one year or less................................... $151    $154
      Due after one year through five years.....................   53      55
      Investment funds or mortgage-backed securities not due
       at a single maturity date................................  369     352
                                                                 ----    ----
          Total................................................. $573    $561
                                                                 ====    ====

  Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

NOTE 5--PROPERTY AND EQUIPMENT, NET

  Property and equipment consists of:

                                                  DECEMBER 31,
                                                 ----------------  SEPTEMBER 30,
                                                  1995     1996        1997
                                                 -------  -------  -------------
                                                        (IN THOUSANDS)
      Furniture and fixtures.................... $   491  $   480     $   480
      Equipment.................................     793      798         853
      Leasehold improvements....................      40       40          40
                                                 -------  -------     -------
                                                   1,324    1,318       1,373
      Accumulated depreciation..................  (1,159)  (1,172)     (1,214)
                                                 -------  -------     -------
      Property and equipment, net............... $   165  $   146     $   159
                                                 =======  =======     =======

  Depreciation expense aggregated $44,000, $64,000 and $42,000 for the years ended 1995 and 1996 and the nine months ended September 30, 1997, respectively.

NOTE 6--OTHER ASSETS

  Other assets consist of:

                                                         DECEMBER
                                                            31,
                                                         --------- SEPTEMBER 30,
                                                         1995 1996     1997
                                                         ---- ---- -------------
                                                             (IN THOUSANDS)
      Cash value of life insurance...................... $ 28 $ 31     $ 35
      Deposits..........................................   99  101      101
      Other.............................................    5    4        5
                                                         ---- ----     ----
                                                         $132 $136     $141
                                                         ==== ====     ====

NOTE 7--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

  Accounts payable and accrued expenses consist of:

                                                         DECEMBER
                                                            31,
                                                         --------- SEPTEMBER 30,
                                                         1995 1996     1997
                                                         ---- ---- -------------
                                                             (IN THOUSANDS)
      Accounts payable.................................. $104 $136     $170
      Accrued salaries..................................   82  130      105
      Accrued bonus.....................................  114   93       39
      Accrued vacation..................................  111  127      135
      Income taxes payable..............................   11   32       24
      Other.............................................   70   72        6
                                                         ---- ----     ----
                                                         $492 $590     $479
                                                         ==== ====     ====

  The fair value of accounts payable and accrued expenses are considered to approximate carrying value based on the short term nature of the accounts.

                 MID-CONTINENT AGENCIES, INC. AND SUBSIDIARIES

NOTE 8--NOTE PAYABLE TO STOCKHOLDERS

  The Company has entered into a note payable agreement with its stockholders. The note payable is unsecured, accrues interest at prime plus 0.5% and is due on demand. The outstanding balance under the note at each of December 31, 1995 and 1996 and September 30, 1997 was $51,000. No interest was accrued on the note at December 31, 1995. Interest of $6,000, $5,000 and $5,000 for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997, respectively, was paid to the stockholders. Due to the demand provision, management estimates the carrying value of the notes payable to stockholders approximates fair value.

NOTE 9--NOTES PAYABLE

                                                     DECEMBER
                                                        31,
                                                    ------------  SEPTEMBER 30,
                                                    1995   1996       1997
                                                    -----  -----  -------------
                                                         (IN THOUSANDS)
   Notes payable consist of the following:
   Notes payable to bank, interest at prime plus
    0.5%, extinguished January 15, 1996............ $   5  $ --       $ --
   Notes payable to bank, interest at prime plus
    0.5%, extinguished December 16, 1996...........   100    --         --
   Note payable to bank, interest at prime plus
    0.5% (9.0% at September 30, 1997), principal
    payments of $10,000 due monthly, balance due
    November 15, 1997..............................   140    100         20
   Note payable to bank, interest at prime plus
    0.5% (9.0% at September 30, 1997), principal
    payments of $22,000 due quarterly, balance due
    January 15, 1998...............................   327    241        175
   Note payable to bank, interest at prime plus
    0.5% (9.0% at September 30, 1997), principal
    payments of $13,000 due monthly, balance due
    February 28, 1998..............................   --     175         63
   Notes payable to bank, interest at prime plus
    0.5%, extinguished September 15, 1997..........   --      50        --
   Notes payable to bank, interest at prime plus
    0.5% (9.0% at September 30, 1997), principal
    amount due October 31, 1997....................   --     --         300
   Notes payable to bank, interest at prime plus
    0.5% (9.0% at September 30, 1997), principal
    amount due December 31, 1997...................   --     --         250
                                                    -----  -----      -----
                                                      572    566        808
   Current portion of long-term debt...............  (232)  (388)      (808)
                                                    -----  -----      -----
   Long-term debt.................................. $ 340  $ 178      $ --
                                                    =====  =====      =====

  All notes payable are payable to American National Bank and Trust Company of Chicago and are secured by the assets of the Company and by personal guarantees of the two stockholders. Due to the short maturities, management estimates the carrying value of the notes payable approximates fair value.

  Aggregate maturities of notes payable at December 31, 1996 and September 30, 1997 are as follows:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
                                                            (IN THOUSANDS)
1997.................................................     $388         $630
1998.................................................      178          178
                                                          ----         ----
                                                          $566         $808
                                                          ====         ====

                 MID-CONTINENT AGENCIES, INC. AND SUBSIDIARIES

NOTE 10--INCOME TAXES

  The components of the provision for income taxes are as follows:

                                                   DECEMBER 31,
                                                   --------------  SEPTEMBER 30,
                                                    1995    1996       1997
                                                   ------  ------  -------------
                                                         (IN THOUSANDS)
      Current tax expense:
        Federal................................... $   37  $   90       $56
        State & local.............................     10      19        12
                                                   ------  ------       ---
                                                       47     109        68
      Deferred tax expense (benefit)
        Federal...................................    (11)     (1)        1
        State & local.............................     (2)     (1)       (1)
                                                   ------  ------       ---
                                                      (13)     (2)      --
                                                   ------  ------       ---
      Total....................................... $   34  $  107       $68
                                                   ======  ======       ===

  The provision for income taxes differs from the amount computed as the statutory rates as follows:

                                                    DECEMBER 31,
                                                    --------------  SEPTEMBER 30,
                                                     1995    1996       1997
                                                    ------  ------  -------------
                                                          (IN THOUSANDS)
      Federal income at statutory rate............. $  (4)  $   53       $29
      State income taxes, net of federal benefit...     5       12         8
      Nondeductible expenses.......................    41       41        31
      Federal surtax exemption.....................    (9)      (2)       (3)
      Change in valuation allowance................     1        3         3
                                                    -----   ------       ---
        Total...................................... $  34   $  107       $68
                                                    =====   ======       ===

  The significant items giving rise to the deferred tax assets and (liabilities) are as follows:

                                                  DECEMBER 31,
                                                  --------------  SEPTEMBER 30,
                                                   1995    1996       1997
                                                  ------  ------  -------------
                                                        (IN THOUSANDS)
      Deferred tax asset--non-current:
        Deferred compensation.................... $   60  $   67      $ 70
        Unrealized loss on securities............    --        8         8
        Charitable contribution carryforward.....     10      13        16
        Deferred tax asset valuation allowance...    (10)    (13)      (16)
                                                  ------  ------      ----
          Net deferred tax asset--non-current....     60      75        78
      Deferred tax liability--non-current:
        Unrealized gain on securities............     (2)    --        --
        Property plan & equipment................     (4)     (5)       (5)
                                                  ------  ------      ----
          Net deferred tax liability--non-
           current...............................     (6)     (5)       (5)
                                                  ------  ------      ----
        Total.................................... $   54  $   70      $ 73
                                                  ======  ======      ====

  The valuation allowance has been provided due to uncertainty surrounding the realizability of charitable contribution carryforwards, which expire in years 1998 to 2002. Net operating loss carryforwards for state tax

                 MID-CONTINENT AGENCIES, INC. AND SUBSIDIARIES purposes exist in the aggregate of approximately $1.2 million. No benefit has been recognized for these carryforwards.

  Due to the fact that the Company has filed tax returns based on a fiscal year ending April 30, certain estimates have been used in deriving the provisions for income taxes contained herein.

NOTE 11--EMPLOYEE BENEFIT PLANS

  The Company has established a defined contribution and profit sharing plan under Section 401(k) of the Internal Revenue Code (the "Plan") which covers substantially all employees. Discretionary contributions to the plan were $13,000, $26,000 and $20,000, for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997, respectively.

NOTE 12--COMMITMENTS AND CONTINGENCIES

  The Company is party from time to time to various legal proceedings incidental to its business. In the opinion of management none of these items individually or in the aggregate would have a significant effect on the financial position, results of operations, or cash flows of the Company.

  The Company leases office space and equipment under operating leases and had not entered into any capital lease transactions for the years ended December 31, 1995 and 1996. Minimum future rentals under non-cancelable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 1996 and September 30, 1997:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
                                                            (IN THOUSANDS)
      1997...........................................    $   56       $  149
      1998...........................................       511          566
      1999...........................................       456          513
      2000...........................................       394          452
      2001...........................................       339          397
      Thereafter.....................................       644          663
                                                         ------       ------
                                                         $2,400       $2,740
                                                         ======       ======

  Rent expense was $510,000, $468,000 and $348,000 for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997, respectively.

NOTE 13--SUBSEQUENT EVENTS (UNAUDITED)

  The Company and its stockholders have entered into a definitive agreement with Compass International Services Corporation ("Compass") pursuant to which Compass will acquire all outstanding shares of the Company's common stock in exchange for cash and common stock of Compass, concurrent with the consummation of the initial public offering of the common stock of Compass.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of
Impact Telemarketing Group, Inc.

  In our opinion, the accompanying combined balance sheet and the related combined statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Impact Telemarketing Group, Inc. and affiliated companies at December 31, 1996 and September 30, 1997 and the results of their operations and their cash flows for the year ended December 31, 1996 and the nine month period ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations and is not in compliance with certain covenants contained in its loan agreement. As a result, the Company is limited in its ability to obtain additional borrowings on its line of credit to fund operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Price Waterhouse LLP

Chicago, Illinois
November 6, 1997

                        IMPACT TELEMARKETING GROUP, INC.

                             COMBINED BALANCE SHEET

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     DECEMBER 31, SEPTEMBER 30,
                       ASSETS                            1996         1997
                       ------                        ------------ -------------
Current assets:
  Cash and cash equivalents.........................    $  166       $  102
  Accounts receivable, trade, net of allowance for
   doubtful accounts of $40 and $66, respectively...     1,618        1,912
  Related party receivables.........................       188          188
  Prepaid expenses and other current assets.........         4           27
                                                        ------       ------
    Total current assets............................     1,976        2,229
Property and equipment, net.........................       573          844
Other assets........................................        27           22
                                                        ------       ------
                                                        $2,576       $3,095
                                                        ======       ======
        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------
Current liabilities:
  Current portion of long-term debt.................    $  153       $  126
  Borrowings on line of credit......................        80          650
  Current portion of capitalized lease obligations..       119          191
  Accounts payable..................................     1,605        1,319
  Accrued expenses..................................       209          180
                                                        ------       ------
    Total current liabilities.......................     2,166        2,466
Capitalized lease obligations, net of current
 portion............................................       293          473
                                                        ------       ------
    Total liabilities...............................     2,459        2,939
Commitments and contingencies
Stockholders' equity:
  Common stock, no par value, 2,500 and 2,500 shares
   authorized, 100 and 2,489 shares issued and
   outstanding for Impact Telemarketing Group, Inc.
   and Impact Telemarketing, Inc....................        91           91
  Retained earnings.................................        26           65
                                                        ------       ------
    Total stockholders' equity......................       117          156
                                                        ------       ------
                                                        $2,576       $3,095
                                                        ======       ======

   The accompanying notes are an integral part of these financial statements.

                        IMPACT TELEMARKETING GROUP, INC.

                        COMBINED STATEMENT OF OPERATIONS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                            NINE MONTHS ENDED
                                                YEAR ENDED    SEPTEMBER 30,
                                               DECEMBER 31, ------------------
                                                   1996        1996      1997
                                               ------------ ----------- ------
                                                            (UNAUDITED)
Revenues.....................................     $8,869      $5,950    $8,958
Operating expenses...........................      6,961       4,356     6,708
                                                  ------      ------    ------
  Gross profit...............................      1,908       1,594     2,250
Selling, general and administrative..........      2,108       1,597     2,089
                                                  ------      ------    ------
  Income (loss) from operations..............       (200)         (3)      161
Other (income) expense:
  Interest expense...........................         30          12        74
  Gain on sale of property and equipment.....       (105)        --        --
                                                  ------      ------    ------
Net income (loss)............................     $ (125)     $  (15)   $   87
                                                  ======      ======    ======
Pro forma tax provision (Unaudited) (See Note
 2):
  Income (loss) before income taxes..........     $ (125)     $  (15)   $   87
  Pro forma provision for income taxes.......        (50)         (6)      (35)
                                                  ------      ------    ------
  Pro forma net income (loss)................     $  (75)     $   (9)   $   52
                                                  ======      ======    ======



   The accompanying notes are an integral part of these financial statements.

                        IMPACT TELEMARKETING GROUP, INC.

                   COMBINED STATEMENT OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                       COMMON STOCK
                                     ---------------- ADDITIONAL
                                      NUMBER           PAID-IN   RETAINED
                                     OF SHARES AMOUNT  CAPITAL   EARNINGS TOTAL
                                     --------- ------ ---------- -------- -----
Balance, December 31, 1995..........    100    $ --      $91       $191   $282
 Net loss...........................    --       --      --        (125)  (125)
 Distributions to stockholders......    --       --      --         (40)   (40)
                                        ---    -----     ---       ----   ----
Balance, December 31, 1996..........    100      --       91         26    117
 Net income.........................    --       --      --          87     87
 Distributions to stockholders......    --       --      --         (48)   (48)
                                        ---    -----     ---       ----   ----
Balance, September 30, 1997.........    100    $ --      $91       $ 65   $156
                                        ===    =====     ===       ====   ====




   The accompanying notes are an integral part of these financial statements.

                        IMPACT TELEMARKETING GROUP, INC.

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 NINE MONTHS
                                                                    ENDED
                                                  YEAR ENDED    SEPTEMBER 30,
                                                 DECEMBER 31, -----------------
                                                     1996        1996     1997
                                                 ------------ ----------- -----
                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).............................    $(125)       $ (15)   $  87
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
    Depreciation and amortization...............      128           80      129
    Gain on sale of property and equipment......     (105)         --       --
    Provision for doubtful accounts.............       77            8       26
    Changes in operating assets and liabilities:
      Accounts receivable, trade................      443          873     (320)
      Prepaid expenses and other current assets.        7          (10)     (23)
      Related party receivables.................      (72)         (61)     --
      Due from affiliate........................      --           (47)     --
      Other assets..............................      (12)          15        5
      Accounts payable and accrued liabilities..     (245)        (754)    (315)
                                                    -----        -----    -----
        Net cash provided by (used in) operating
         activities.............................       96           89     (411)
Cash flows from investing activities:
  Proceeds from sale of property and equipment..      157          --       --
  Purchase of property and equipment............     (155)         (78)     (52)
                                                    -----        -----    -----
        Net cash provided by (used in) investing
         activities.............................        2          (78)     (52)
Cash flows from financing activities:
  Net borrowings on line of credit..............       80           50      570
  Payments on notes payable.....................      (45)         (43)    (173)
  Payments on capital lease obligations.........      (85)         (64)     (96)
  Borrowings under term loan....................      --           --       146
  Distributions to stockholders.................      (40)         (40)     (48)
                                                    -----        -----    -----
        Net cash provided by (used in) financing
         activities.............................      (90)         (97)     399
Net increase (decrease) in cash.................        8          (86)     (64)
Cash and cash equivalents at beginning of year..      158          158      166
                                                    -----        -----    -----
Cash and cash equivalents at end of year........    $ 166        $  72    $ 102
                                                    =====        =====    =====
Supplemental disclosure of cash flow
 information:
  Cash paid for interest........................    $  30        $  23    $  67
  Noncash investing and financing activities:
    Property acquired under capital leases......    $ 330        $  26    $ 348
    Assumption of North Dakota debt by third
     party in conjunction with the sale of North
     Dakota assets..............................    $  67        $ --     $ --

   The accompanying notes are an integral part of these financial statements.

                        IMPACT TELEMARKETING GROUP, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1--NATURE OF OPERATIONS

  The affiliated companies of Impact Telemarketing Group, Inc. ("Impact" or the "Company") are individually incorporated companies owned by the same stockholders. Each of the companies is engaged in providing primarily outbound telemarketing services to national and regional companies in the insurance, financial services, telecommunications and utilities industries. The affiliated companies are comprised of Impact Telemarketing Group, Inc. ("Group"), Impact Tele-marketing, Inc. ("Inc."), and Impact Telemarketing of North Dakota, Inc. ("North Dakota"). The Company's headquarters are in Woodbury, New Jersey.

  The results of operations for the year ended December 31, 1996 include the expenses of North Dakota. North Dakota provided telemarketing services to Group only. North Dakota's net assets were sold to a third party on December 31, 1996 for $157,000 in cash and the assumption of $67,000 in liabilities. A gain of $105,000 has been recognized for the difference between the total purchase price and the net book value of the assets that were sold.

  At September 30, 1997, the Company has a working capital deficit of $237,000 and is not in compliance with certain covenants contained in its loan agreement with a bank. Total amounts outstanding as of September 30, 1997 under the Company's term loan and line of credit of $116,000 and $650,000, respectively, are currently due and payable at the discretion of the bank. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Even with income from operations, the Company may require additional financing to achieve its plans for 1997 and beyond. However, should the Company be unable to obtain such financings, the Company will be required to reduce discretionary spending. Management believes that it will be able to reduce discretionary spending if required. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Principles of Combination

  The combination of the financial statements includes the accounts of all the affiliated companies (Group, Inc. and North Dakota) in which the principal stockholders exercised similar control and which had similar operations. All significant inter-company transactions have been eliminated.

 Revenue Recognition

  The Company recognizes revenues on programs as services are performed, generally based on hours incurred.

 Major Customers and Concentration of Credit Risk

  For the year ended December 31, 1996, one customer accounted for approximately 51% of revenues. For the nine months ended September 30, 1996, two customers accounted for 51% and 14% of revenues, respectively. For the nine months ended September 30, 1997, three customers accounted for 52%, 13% and 12% of revenues, respectively. The loss of the Company's major customer could have a material adverse effect on the Company's business.

                        IMPACT TELEMARKETING GROUP, INC.

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company holds deposits in money market accounts. The Company's accounts receivable are derived from sales to customers located in the United States. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for its accounts receivable. The Company maintains reserves for potential credit losses based upon the expected collectibility of all accounts receivable. At December 31, 1996, one customer accounted for approximately 81% of accounts receivable. At September 30, 1997, two customers accounted for approximately 63% and 13% of accounts receivable, respectively.

 Cash and Cash Equivalents

  Cash includes cash and highly liquid investments purchased with an original maturity of three months or less.

 Property and Equipment

  Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally five to seven years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the equipment or the lease term, generally ten years.

 Income Taxes

  The affiliated companies include separate legal entities that are controlled by common shareholders. These entities file separate tax returns. Two companies elected to be treated as an S Corporation for federal and state income tax purposes and accordingly any liabilities for income taxes are the direct responsibility of the stockholders. The other entity is a tax paying entity which accounts for income taxes using the asset and liability method, whereby deferred income tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using currently enacted tax rates and laws.

  The taxable entity incurred losses for the year ended December 31, 1996 and for the nine months ended September 30, 1997. The differences between financial reporting and tax basis of assets and liabilities are not significant. As of September 30, 1997, Inc. had net operating loss carryforwards of approximately $472,000 each for federal and state. These carryforwards expire from 2003 through 2011. Management believes sufficient uncertainty exists with regard to the realization of these carryforwards. Accordingly, a full valuation allowance has been provided as of September 30, 1997.

  The unaudited pro forma income tax information included in the Statement of Operations is presented in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as if the Company had been subject to federal and state income taxes for the entire periods presented.

 Fair Value of Financial Instruments

  Cash, accounts receivable, accounts payable and accrued liabilities are reflected in the financial statements at fair value due to the short-term nature of those instruments. The carrying amount of the long-term debt and capitalized lease obligations approximates fair value at September 30, 1997.

                        IMPACT TELEMARKETING GROUP, INC.

 Unaudited Interim Financial Information

  The interim financial information as of September 30, 1996 and for the nine months ended September 30, 1996 has been prepared from the unaudited financial records of the Company and, in the opinion of management, reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations and of cash flows for the respective interim periods.

NOTE 3--RELATED PARTY TRANSACTIONS

  The Company rents office space owned by a partnership whose partners are the sole stockholders of the Company. The office space is rented on a month to month basis at above market rates. Total rent expense was $139,000 for the year ended December 31, 1996 and $111,000 and $89,000 for the nine months ended September 30, 1996 and 1997, respectively.

  As of September 30, 1997, the Company has total loans receivable from its sole stockholders and partnerships owned by the Company's sole stockholders of $188,000. There are no scheduled dates of repayment or interest rates associated with these loans.

NOTE 4--PROPERTY AND EQUIPMENT, NET

                                                  DECEMBER 31, SEPTEMBER 30,
                                                      1996         1997
                                                  ------------ -------------
                                                        (IN THOUSANDS)
      Furniture and fixtures.....................    $ 144        $  243
      Computer equipment and software............      752         1,053
      Leasehold improvements.....................       81            81
                                                     -----        ------
                                                     $ 977        $1,377
      Less: Accumulated depreciation.............     (404)         (533)
                                                     -----        ------
                                                     $ 573        $  844
                                                     =====        ======

  Depreciation expense was $75,000 for the year ended December 31, 1996 and $47,000 and $27,000 for the nine months ended September 30, 1996 and 1997, respectively.

  Included in fixed assets shown above as of September 30, 1997 are fixed assets under capital leases with a gross amount of $880,000. Total amortization expense was $53,000 for the year ended December 31, 1996 and $33,000 and $102,000 for the nine months ended September 30, 1996 and 1997, respectively.

NOTE 5--NOTES PAYABLE

  In December 1996, the Company entered into a Loan Agreement (the "Agreement") with a bank which provided for a $650,000 line of credit and a $150,000 term loan (the "Term Loan"). Borrowings on the line of credit are limited to 75% of eligible accounts receivable, as defined. Principal outstanding on the line of credit and Term Loan bear interest at the bank's prime rate, as defined, plus
 .50% (9.0% as of September 30, 1997). The line of credit expires December 1, 1997 and is secured by substantially all of the Company's assets. Payments are due monthly for accrued interest only beginning on March 1, 1997. All principal and remaining interest is due and payable on December 1, 1997. Amounts outstanding under this line of credit are $30,000 and $650,000 as of December 31, 1996 and September 30, 1997, respectively. The Agreement contains restrictive covenants, which, among other things, require the maintenance of a debt service ratio, limitations on debt and dividends and minimum tangible net worth, as defined in the Agreement.

                        IMPACT TELEMARKETING GROUP, INC.

  In May 1997, the Company's line of credit under the Agreement was increased to $850,000. In June 1997, the line of credit was reduced to $650,000 as a result of the Company's default on certain covenants contained in the Agreement.

  In April 1997, the Company obtained a $100,000 letter of credit facility under the Agreement. Borrowings under the letter of credit facility are due upon demand, bear interest at the bank's prime rate, as defined, plus 2% (10.5% as of September 30, 1997) and are secured by substantially all of the Company's assets. No borrowings were outstanding under this letter of credit facility as of September 30, 1997.

  At December 31, 1996, the Company had a $100,000 revolving line of credit agreement with a bank. Borrowings bear interest at the bank's prime rate, as defined, plus 1.5% (9.75% at December 31, 1996). The balance outstanding under this line of $50,000 at December 31, 1996 was repaid in January 1997 upon termination of the line of credit agreement.

  Notes payable consists of:

                                                   DECEMBER 31, SEPTEMBER 30,
                                                       1996         1997
                                                   ------------ -------------
                                                         (IN THOUSANDS)
      Term loan payable to a bank, secured by
       substantially all of the Company's assets,
       payable in equal monthly installments of
       $4,000 over 36 months.....................       --          $116
      Installment note payable to a bank, secured
       by accounts receivable, furniture and
       fixtures, and liens on personal assets of
       stockholders, payable in equal monthly
       installments of $3,000, including interest
       at 9.5% through
       May 2001..................................      $143          --
      Note payable to a relative of the
       stockholders. No stated maturity date or
       interest rate.............................        10           10
                                                       ----         ----
                                                       $153         $126
                                                       ====         ====

  The installment note payable was repaid in January 1997 with borrowings obtained from the term loan.

NOTE 6--CAPITAL LEASES

  The Company leases certain equipment under capital leases. The Company's weighted average interest rate was 12% as of September 30, 1997. Future minimum lease payments as of September 30, 1997 are as follows (in thousands):

      1997................................................................ $ 69
      1998................................................................  250
      1999................................................................  200
      2000................................................................  163
      2001................................................................  110
      2002................................................................   28
                                                                           ----
      Total minimum obligations........................................... $820
      Less interest.......................................................  156
                                                                           ----
      Present value of minimum lease payments.............................  664
      Less: Current portion...............................................  191
                                                                           ----
                                                                           $473
                                                                           ====

                        IMPACT TELEMARKETING GROUP, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONCLUDED)

NOTE 7--EMPLOYEE BENEFIT PLANS

  The Company has a savings plan under Section 401(k) of the Internal Revenue Code (the "Plan"). The Plan allows all eligible employees to defer up to 15% of their income on a pretax basis through contributions to the Plan. As of September 30, 1997, the Company has not made any contributions under the Plan.

NOTE 8--COMMITMENTS AND CONTINGENCIES

 Leases

  The Company leases certain facilities and equipment under noncancelable operating leases through the year 2002. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consist of the following at September 30, 1997 (in thousands):

      1997............................................................... $   57
      1998...............................................................    230
      1999...............................................................    234
      2000...............................................................    239
      2001...............................................................    243
      Thereafter.........................................................    174
                                                                          ------
                                                                          $1,177
                                                                          ======

  Rent expense was $182,000 for the year ended December 31, 1996 and $120,000 and $202,000 for the nine months ended September 30, 1996 and 1997, respectively.

 Subcontractor Arrangements

  Impact has guaranteed the payments of telephone charges incurred by its major subcontractors with the telephone company. This guaranty arrangement expires in March, 1998, and to date, no amounts have been claimed by the telephone company under this arrangement. Impact has a contractual right to offset any claims by the telephone company against amounts owed by Impact to these subcontractors.

 Legal Matters

  The Company became a party to certain lawsuits and claims arising out of the conduct of its business. While the ultimate outcome of these matters cannot be predicted with certainty, management expects that these matters will not have a material adverse effect on the financial position or results of the Company.

NOTE 9--SUBSEQUENT EVENT (UNAUDITED)

  The Company and its stockholders have entered into a definitive agreement with Compass International Services Corporation ("Compass") pursuant to which Compass will acquire all outstanding shares of the Company's common stock in exchange for cash and common stock of Compass, concurrent with the consummation of the initial public offering of the common stock of Compass.

  The inside back cover of the Prospectus contains a map of the United States and an inset map of the United Kingdom in the upper right corner, with all of the Company's locations represented by dots except the Company's headquarters which is represented by a star. In the lower right corner is the Company's logo.

Offices: US: Atlanta, GA, Buffalo, NY, Destin, FL, Dallas, TX. Houston, TX, Hunt
         Valley, MD, Las Vegas, NV, Louisville, KY, Norcross, GA, Phoenix, AZ, New York, NY, (Corporate Headquarters) Rolling Meadows, IL, Tampa, FL, Voorhees, NJ, Woodbury, NJ.

                                            Office U.K.: Manchester

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with the Of-fering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been au-thorized by the Company or the Underwriters. This Prospectus does not consti-tute an offer to sell or a solicitation of any offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solici-tation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.

                              -------------------

                               TABLE OF CONTENTS

                              -------------------

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
The Company...............................................................   16
Use of Proceeds...........................................................   18
Dividend Policy...........................................................   18
Capitalization............................................................   19
Dilution..................................................................   20
Selected Financial Data...................................................   21
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   23
Business..................................................................   34
Management................................................................   46
Certain Transactions......................................................   52
Principal Stockholders....................................................   55
Description of Capital Stock..............................................   56
Shares Eligible for Future Sale...........................................   57
Underwriting..............................................................   59
Certain Legal Matters.....................................................   60
Experts...................................................................   60
Additional Information....................................................   61
Index to Financial Statements.............................................  F-1


 Until           , 1997 (25 days after the date of this Prospectus), all
dealers effecting transactions in the registered securities offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               4,100,000 SHARES


                                     LOGO
                             COMPASS INTERNATIONAL
                             SERVICES CORPORATION
                                 COMMON STOCK


                               ----------------

                                  PROSPECTUS

                               ----------------


                            NationsBanc Montgomery
                               Securities, Inc.

                                Lehman Brothers


                                         , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the Company in connection with the issuance and distribution of the Common Stock pursuant to the Prospectus contained in this Registration Statement. The Company will pay all of these expenses.

                                                                     APPROXIMATE
                                                                       AMOUNT
                                                                     -----------
      Securities and Exchange Commission registration fee........... $   17,146
      NASD filing fee...............................................      6,158
      Nasdaq National Market listing fee............................     47,084
      Accountants' fees and expenses................................    900,000
      Blue Sky fees and expenses....................................     10,000
      Legal fees and expenses.......................................  1,300,000
      Transfer Agent and Registrar fees and expenses................     10,000
      Printing and engraving........................................    200,000
      Miscellaneous expenses........................................    909,612
                                                                     ----------
        Total....................................................... $3,400,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's Amended and Restated Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

  Section 145 of the Delaware General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees, or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to be indemnified for such expenses despite such adjudication of liability.

  The Company's Amended and Restated Certificate of Incorporation provides that the Company's directors will not be personally liable to the Company or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(c) under Section 174 of the Delaware General Corporation Law, which makes directors liable for unlawful dividends or unlawful stock repurchase or redemptions or (d) for transactions from which directors derive improper personal benefit.

  Upon the effectiveness of this Registration Statement the Company will enter into indemnification agreements with its directors and officers. The form of such agreement is filed as an Exhibit hereto. The Company expects to have director and officer insurance coverage concurrently with the consummation of the Offering.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following information relates to securities of the Company issued or sold by the Company since inception that were not registered under the Securities Act:

  The Company was organized in April 1997 and issued 15,000 shares of its Common Stock to its founders at a price of $10.00 per share. Of such shares, 10,000 were issued to BGL Capital Partners, LLC, 2,250 were issued to Michael
J. Cunningham, 1,750 were issued to Mahmud U. Haq and 1,000 were issued to Richard A. Alston. The offer and sale of these shares was exempt from registration under the Securities Act of 1933, as amended ("Securities Act"), in reliance on the exemption provided by Section 4(2) thereof. Prior to the consummation of the Offering, the number of these shares will be increased to 1,682,769 by a 112.185-to-1 stock split.

  See "Certain Transactions" for a discussion of the shares of Common Stock to be issued in connection with the Acquisitions. It is anticipated these transactions will be completed without registration under the Securities Act in reliance on the exemption provided by Section 4(2).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS.

      1.1*     Form of Underwriting Agreement.
      2.1*     Stock Purchase Agreement dated as of October 3, 1997 by and among the Registrant, The Mail Box, Inc. and the Stockholders
               named therein.
      2.2*     Stock Purchase Agreement dated as of October 3, 1997 by and among the Registrant, National Credit Management Corporation,
               and the Stockholders named therein.
      2.3*     Stock Purchase Agreement dated as of October 3, 1997 by and among the Registrant, BRMC of Delaware, Inc. and the
               Stockholders named therein.
      2.4*     Stock Purchase Agreement dated as of October 3, 1997 by and among the Registrant, Mid-Continent Agencies, Inc. and the
               Stockholder named therein.
      2.5*     Stock Purchase Agreement dated as of October 3, 1997 by and among the Registrant, Impact Telemarketing Group, Inc. and the
               Stockholders named therein.
      3.1*     Form of Amended and Restated Certificate of Incorporation of the
               Registrant.
      3.2*     Bylaws of the Registrant.
      4.1*     Specimen stock certificate representing Common Stock.
      5        Opinion of Katten Muchin & Zavis as to the legality of the securities being registered (including consent).
     10.1*     Form of 1997 Employee Incentive Compensation Plan.
     10.2*     Form of Employee Stock Purchase Plan.
     10.3*     Form of Employment Agreement between the Registrant and Michael
               J. Cunningham.
     10.4*     Form of Employment Agreement between the Registrant and Mahmud
               U. Haq.
     10.5*     Form of Employment Agreement between the Registrant and Richard
               A. Alston.
     10.6*     Form of Employment Agreement between The Mail Box, Inc. and
               Kenneth W. Murphy.
     10.7*     Form of Stockholders' Agreement.

     10.8*     Bonus Agreement dated as of October 2, 1997 among the
               Registrant, National Credit Management Corporation and the
               Stockholders named therein.
     10.9*     Form of Indemnification Agreement between the Registrant and its officers and directors.
     10.10*    Form of Employment Agreement between National Credit Management
               Corp. and Leeds Hackett.
     10.11*    Form of Employment Agreement between B.R.M.C. of Delaware, Inc.
               and John Maloney.
     10.12*    Form of Employment Agreement between B.R.M.C. of Delaware, Inc.
               and H. Gene Collins.
     10.13*    Form of Employment Agreement between B.R.M.C. of Delaware, Inc.
               and Mary Maloney.
     10.14*    Form of Employment Agreement between Mid-Continent Agencies,
               Inc. and Leslie J. Kirschbaum.
     10.15*    Form of Employment Agreement between Impact Telemarketing Group,
               Inc. and Edward A. DuCoin.
     10.16*    Form of Employment Agreement between Impact Telemarketing Group,
               Inc. and David T. DuCoin.
     10.17     Processing Agreement between VarTec Telecom, Inc. and The Mail
               Box, Inc.
     23.1      Consent of Price Waterhouse LLP.
     23.2      Consent of Arthur Andersen LLP.
     23.3      Consent of Ernst & Young LLP.
     23.4      Consent of Katten Muchin & Zavis (contained in its opinion to be filed as Exhibit 5 hereto).
     23.5*     Consent to be named as prospective director (Kenneth W. Murphy).
     23.6*     Consent to be named as prospective director (Leeds Hackett)
     23.7*     Consent to be named as prospective director (John Maloney)
     23.8*     Consent to be named as prospective director (Leslie J.
               Kirschbaum)
     23.9*     Consent to be named as prospective director (Edward A. DuCoin)
     23.10*    Consent to be named as prospective director (Tomasso Zanzotto)
     23.11*    Consent to be named as prospective director (Howard L. Clark,
               Jr.)
     24*       Power of Attorney.

--------
  *Previously filed

  (b) FINANCIAL STATEMENT SCHEDULES.

  Not Applicable.

ITEM 17. UNDERTAKINGS.

  The Registrant hereby undertakes:

  (1) To provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, and State of Illinois on the 5th day of December, 1997.

                                          Compass International Services
                                           Corporation

                                                /s/ Michael J. Cunningham
                                          By: _________________________________
                                                   Michael J. Cunningham
                                               Chairman and Chief Executive
                                                          Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

    /s/ Michael J. Cunningham        Chairman and Chief Executive   December 5, 1997
____________________________________  Officer (Principal
       Michael J. Cunningham          Executive Officer)

      /s/ Richard A. Alston          Chief Financial Officer        December 5, 1997
____________________________________  (Principal Financial and
         Richard A. Alston            Accounting Officer)

        /s/ Scott H. Lang            Director                       December 5, 1997
____________________________________
           Scott H. Lang

        /s/ Mahmud U. Haq            Director                       December 5, 1997
____________________________________
           Mahmud U. Haq
